Form 40-F
period 2019-12-31
IMV Inc.
filed 2020-03-30
CIK 1734768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019	Commission File Number: 001-38480

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

C T Corporation System
28 Liberty Street
New York, NY
10011
(212) 894-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	Ticker Symbol(s)	on which registered

Common Shares	IMV	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: [51,028,180]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES [ X ] NO [    ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Forward-Looking Statements” beginning on page [4] of the Management Discussion and Analysis for the fiscal year ended December 31, 2019 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Introduction and Forward-Looking Statements” beginning on page [1] of the Annual Information Form for the fiscal year ended December 31, 2019 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the Bank of Canada published daily average exchange rate, was U.S.$1.00 = CDN$1.2988.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2019 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2019, including the Independent Auditor’s Report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management Discussion and Analysis

The Registrant’s Management Discussion and Analysis for the fiscal year ended December 31, 2019 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

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

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In designing and evaluating the Registrant’s internal control over financial reporting, the Registrant’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by [the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013)]. Based on this evaluation, management concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2019, based on those criteria. Also see “Disclosure Controls and Procedures and Internal Control over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, included as Exhibit 99.3 to this Annual Report on Form 40-F.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Chairman of the Audit Committee, James Hall, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the “Commission”) has indicated that the designation of James Hall as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a written code of ethics for its directors, officers and employees entitled Code of Business “Conduct and Ethics” (the “Code”) that complies with Section 406 of the Sarbanes-Oxley Act of 2002 and with NASDAQ Listing Rule 5610. The Code includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers.

A copy of the Code is posted on the Registrant’s website at www.imv-inc.com under the Investors tab and under the Corporate Governance tab.

No substantive amendments to the Code were adopted during the year ended December 31, 2019. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2018.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as the Registrant’s auditing firm since 2003. Aggregate fees billed to the Registrant for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended December 31, 2019 and December 31, 2018 are detailed below (stated in Canadian dollars):

	Fiscal 2019	Fiscal 2018
Audit Fees	$95,500	$87,000
Audit-Related Fees	$58,300	$89,350
Tax Fees	$63,012	$33,500
All Other Fees	$-	$-
Total Fees	$216,812	$209,850

The nature of each category of fees is as follows:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements (2018 - $53,000 and 2019 - $60,500) and reviews of the Registrant’s consolidated interim financial statements (2018 - $34,000 and 2019 - $35,500).

Audit-Related Fees

Audit-related fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues (2018 - $49,550 and 2019 - $58,300) and the review of documents filed with regulatory authorities (2018 - $39,800 and 2019 - $nil).

Tax Fees

Tax fees include fees billed for tax compliance, tax advice and tax planning services, including the preparation of original tax returns and claims for refund (2018 - $16,000 and 2019 -$41,500); tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities (2018 - $17,500 and 2019 - $21,512); tax planning services; and consultation and planning services(2018 - $nil and 2019 - $nil).

All Other Fees

All Other Fees include the aggregate fees billed for products and services provided by the auditors, other than the services reported above.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant. For the fiscal year ended December 31, 2019, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2019, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2019, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
	Less than 1	1-3 years	3-5 years	More than	Total
Contractual Obligations	year			5 years
Accounts payable and accrued liabilities	6,157	-	-	-	6,157
Amounts due to directors	60	-	-	-	60
Short term and low value leases	18	25	9	-	52
Long-term leases	239	479	480	830	2,028
Long-term debt	263	2,444	2,208	10,851	15,766

Total	6,737	2,948	2,697	11,681	24,063

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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1	Annual Information Form of the Registrant for the year ended December 31, 2019

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2019, together with the Auditors’ Report thereon

99.3	Management Discussion and Analysis of the Registrant for the year ended December 31, 2019

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP

101	XBRL Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

By:	/s/ Pierre Labbé
Name: Pierre Labbé
Title: Chief Financial Officer

Date: March 30, 2020