Form 40-F/A
period 2019-12-31
IMV Inc.
filed 2020-08-26
CIK 1734768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission File Number 001-38480

IMV, Inc.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

2834
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

130 Eileen Stubbs Avenue, Suite 19

Dartmouth, Nova Scotia B3B 2C4

Canada

(902) 492-1819
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, NY 10011

(212) 894-8800
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol(s)	Name of each exchange on which registered
Common Shares	IMV	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form         ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

51,028,180

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES  ☒     NO  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES  ☒     NO  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) amends the Annual Report on Form 40-F of IMV Inc. (the “Company”) for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission (“SEC”) on March 30, 2020 (the “Original Form 40-F”), solely for the purpose of (i) filing revised principal executive officer and principal financial officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002, in conformity with Form 40-F, to correct certain minor omissions from the certifications filed with the Original Form 40-F, and (ii) filing currently dated principal executive officer and principal financial officer certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, no changes have been made to the Original Form 40-F and this Amendment No. 1 does not modify, amend, or update in any way the financial or other information set forth in the Original Form 40-F, other than as noted above. This Amendment No. 1 does not reflect any events that have occurred subsequent to December 31, 2019, the fiscal year end of the Company, except as noted in the Original Form 40-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1*	Annual Information Form of the Registrant for the year ended December 31, 2019

99.2*	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2019, together with the Auditors’ Report thereon

99.3*	Management Discussion and Analysis of the Registrant for the year ended December 31, 2019

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP

101*	XBRL Document

* Previously Filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV INC.

By:	/s/ Pierre Labbé
Name:	Pierre Labbé
Title:	Chief Financial Officer

Date:	August 26, 2020