Form 20-F
period 2022-12-31
IMV Inc.
filed 2023-03-16
CIK 1734768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended            December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .. . . . . . . . . . . . . . .

For the transition period from                      to

Commission file number:

IMV Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of Incorporation or Organization)

130 Eileen Stubbs Avenue, Suite 19 Dartmouth Nova Scotia B3B 2C4, Canada

(Address of Principal Executive Offices)

Brittany Davison, Chief Accounting Officer

130 Eileen Stubbs Avenue, Suite 19
Dartmouth, Nova Scotia B3B 2C4
Canada
Telephone: (902) 492-1819

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	IMV	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,560,222.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes        ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes        ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes        ☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)

☒Yes        ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.      ☐

†The term “new or revised financial accounting standard” refers to any updated issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.       ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.       ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) .       ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17        ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes        ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court

☐ Yes        ☐No

i

General Matters

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company”, the “Corporation” or “IMV” refer to IMV Inc. and its subsidiaries.

Unless otherwise indicated, financial information in this Annual Report on Form 20-F (this “Annual Report”) has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Unless otherwise noted herein, all references to “$,” “US$,” “United States dollars,” or “dollars” are to the currency of the United States and “C$,” “Canadian dollars,” are to the currency of Canada.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.

Unless otherwise indicated, the Company has obtained the market and industry data contained in this Annual Report from its internal research, management’s estimates and third-party public information and other industry publications. While the Company believes such internal research, management’s estimates and third-party public information is reliable, such internal research and management’s estimates have not been verified by any independent sources, excluding the Company’s annual audit of the financial statements, and the Company has not verified any third-party public information. While the Company is not aware of any misstatements regarding the market and industry data contained in this Annual Report, such data involves risks and uncertainties and are subject to change based on various factors, including those described under “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Item 3.D. Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

●	the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;
●	positive results of preclinical assays, studies and clinical trials;
●	the Corporation’s ability to successfully develop existing and new product candidates;
●	the Corporation’s ability to hire and retain skilled staff;
●	the products and technology offered by the Corporation’s competitors;
●	general business and economic conditions, including as a result of the ongoing COVID-19 pandemic, as well as political crisis, such as terrorism, war, political instability or other conflict;
●	adverse macroeconomic conditions including inflation, disruptions in global market conditions and the increase in labour costs;
●	the Corporation’s ability to accurately assess and anticipate the impact of COVID-19 on the Corporation’s clinical studies and trials and operations generally;
●	the Corporation’s ability to protect its intellectual property;
●	the coverage and applicability of the Corporation’s intellectual property rights to any of its product candidates;
●	the expectation that the Common Shares will continue to be listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market LLC (“Nasdaq”), including as it relates to the Corporation regaining compliance with the Nasdaq listing requirements, such as the Minimum Market Value of Listed Securities Requirement (“MVLS”);
●	the Corporation’s ability to manufacture its product candidates, if approved, and to meet demand;
●	the general regulatory environment in which the Corporation operates;

●	the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its product candidates; and
●	obtaining necessary regulatory approvals for its product candidates and the timing in respect thereof.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, those factors identified under the Risk Factors listed below in Item 3.D. of this Annual Report. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Report are made as of the date hereof, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes or otherwise, except as required by law.

RISK FACTORS SUMMARY

The following is a summary of the principal risk factors and uncertainties described in more detail in this report that make an investment in the Corporation speculative or risky:

Risks Related to the Financial Position and Need for Additional Capital

●	The Corporation has incurred significant losses since its inception and expects to incur losses for the foreseeable future and may never achieve or maintain profitability. Our management has concluded that these factors raise substantial doubt about our ability to continue as a going concern.

●	The Corporation will need substantial additional funding. If the Corporation is unable to raise capital when needed, the Corporation would be forced to delay, reduce, terminate or eliminate product development programs, potentially including the ongoing and planned clinical trials of maveropepimut-S (“MVP-S” previously known as DPX-Survivac) or commercialization efforts.

●	Raising additional capital may cause dilution to existing shareholders, restrict operations or require the Corporation to relinquish rights to its technologies or product candidates.

Risks Related to the Development and Commercialization of the Corporation’s Product Candidates

●	The Corporation depends heavily on the success of MVP-S and other product candidates. All of the product candidates are still in preclinical or clinical development. Clinical trials of the product candidates may not be successful. If the Corporation is unable to commercialize the product candidates, for which it receives regulatory approval, or experiences significant delays in doing so, the business may be materially harmed.

●	If clinical trials of the product candidates, such as the ongoing and planned clinical trials of MVP-S or of DPX-SurMAGE fail to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration (“FDA”), Health Canada or similar regulatory authorities outside the United States and Canada or do not otherwise produce positive results, the Corporation may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of the product candidates.

●	The design or the Corporation’s execution of clinical trials may not support regulatory approval.

●	If the Corporation is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market its product candidates, the Corporation may not be successful in commercializing its product candidates if and when they are approved.

Risks Related to the Corporation’s Dependence on Third Parties

●	If the Corporation is not able to establish collaborations for the development and commercialization of its product candidates, the Corporation’s commercialization program could be delayed, diminished, or terminated.

●	The Corporation relies on third parties to conduct its clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

●	The Corporation relies on third parties to conduct its clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

Risks Related to the Manufacturing of the Corporation’s Product Candidates

●	The Corporation depends on third-party contract manufacturers and suppliers to obtain the Corporation’s raw ingredients and intermediate drug substances, which are necessary for the production of the Corporation’s product candidates.

●	The Corporation does not have its own manufacturing facilities or personnel and expects to rely on third parties, such as Contract Development and Manufacturers (“CDMOs”), for the manufacture of future product candidates.

●	The Corporation has no experience manufacturing commercial quantities of products and does not currently have the resources to commercially manufacture any products that the Corporation may develop, and for which it receives regulatory approval.

Risks Related to the Corporation’s Intellectual Property

●	If the Corporation is unable to obtain and maintain patent protection for its technology and products, or if the Corporation’s licensors are unable to obtain and maintain patent protection for the technology or products that the Corporation licenses from them, or if the scope of the patent protection obtained is not sufficiently broad, the Corporation’s competitors could develop and commercialize technology and products similar or identical to that of the Corporation’s, and its ability to successfully commercialize its technology and products may be adversely affected.

Risks Related to Regulatory Approval of the Corporation’s Product Candidates and Other Legal Compliance Matters

●	If the Corporation is not able to obtain, or if there are delays in obtaining, required regulatory approvals, the Corporation may not be able to commercialize, in a timely manner or at all, its product candidates, and its ability to generate revenue may be materially impaired.

GLOSSARY

“AACR” is the American Association for Cancer Research;

“APC” means antigen presenting cells;

“Applicable Withholding Taxes” means the aggregate amount of any federal, provincial, local or foreign taxes and other amounts required by law to be withheld;

“Armistice” means Armistice Capital, LLC;

v

“ASCT” means autologous stem cell transplant;

“ATM” means at-the-market;

“BLA” means biologics license application;

“BPCIA” means the Biologics Price Competition and Innovation Act of 2009;

“CAO” means Chief Accounting Officer;

“CBCA” means Canadian Business Corporations Act

“CDMOs” means Contract Development and Manufacturers;

“CEO” means Chief Executive Officer;

“cGMP” means Good Manufacturing Practices;

“Complete Response Letter” is a document indicating that the review cycle of an FDA application is complete and the application is not ready for approval;

“CPA” means cyclophosphamide;

“CPI” means Immune Checkpoint Inhibitor immunotherapy type;

“CR” means complete response per RECIST criteria v1.1;

“CTA” means clinical trial application;

“DPX” or “DPX Platform” means IMV Inc.’s DPX® immune-educating delivery technology;

“DSUs” means deferred share units;

“DSU Plan” refers to the Company’s deferred share unit compensation plan for its Non-Executive Directors;

“ECOG” refers to is a measure of patient functionality and is measured according to a standardized measure ranging from 0-5. Oken et al., Toxicity and response criteria of the Eastern Cooperative Oncology Group. Am J Clin Oncol. 1982 Dec;5(6):649-655. PMID: 7165009

“EMA” means the European Medicines Agency;

“Fair Market Value” In the context of the Company’s stock option plan or deferred share unit plan, means the volume weighted average per share for the five trading days immediately preceding the award date;

“FCHUQc” means La Fondation du CHU de Quebec;

“FDA” means United States Food and Drug Administration;

“FDCA” means the Federal Food, Drug, and Cosmetic Act;

“GCP” means Good Clinical Practices;

“GLP” means Good Laboratory Practice;

“Horizon” means the Horizon Technology Finance Corporation;

“IRB” means independent institutional review board;

“IRAP IAP” means the National Research Council of Canada Industrial Research Assistance Program, Innovation Assistance Program;

“IRS” means the Internal Revenue Service of the Company;

“IT” means the Information Technology function of the Company;

“Master Fund” means the Armistice Capital Master Fund Ltd.;

“MOA” means mechanism of action;

“MVLS” means the Market Value of Listed Securities;

“MVP-S” means IMV Inc.’s maveropepimut-S product candidate (previously known as “DPX-Survivac”);

“Nasdaq” means the Nasdaq Stock Market LLC;

“NDA” means new drug application;

“NHL” means Non-Hodgkin Lymphoma;

“NMIBC” means non-muscle invasive bladder cancer;

“Non-Executive Director” means any director of the Corporation who is not an employee or officer of the Corporation or of its subsidiaries;

“NRC IRAP” means the National Research Council of Canada Industrial Research Assistance Program;

“ODD” means Orphan Drug Designation from the FDA;

“ORR” means Objective Response Rate;

“PFIC” means passive foreign investment company;

“PBMC” means peripheral blood mononuclear cells;

“PD-L1” means Program Death Ligand 1;

“PFS” means progression free survival;

“PHSA” means the Public Health Service Act;

“Piper Sandler” means Piper Sandler & Co.;

“PR” means partial response;

“QEF Election” means a qualified electing fund election;

“r/r DLBCL” means relapsed/refractory Diffuse Large B Cell Lymphoma;

“SABCS” means the San Antonio Breast Cancer Symposium;

“SD” means stable disease;

“SITC” means the Society for Immunotherapy of Cancer;

“Termination” in the context of the Company’s deferred share unit plan means cessation of a Non-Executive Director’s directorship for any reason, including such person’s death

“TSX” means the Toronto Stock Exchange;

“UHN” means the University Health Network;

“U.S. Treasury” means the United States Treasury Department;

“VLP” means virus-like particles;

“VWAP” means volume weighted average price;

Part I

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not required.

Item 2.	Offer Statistics and Expected TimeTable

Not required.

Item 3.	Key Information

ITEM 3.A.	Reserved

[Reserved]

ITEM 3.B.	Capitalization and Indebtedness

Not required.

ITEM 3.C.	Reasons for the Offer and Use of Proceeds

Not required.

ITEM 3.D.	Risk Factors

The following is a list of risks that the Company faces in its normal course of business. The risks and uncertainties set out below are not the only ones the Company is facing. There are additional risks and uncertainties that the Company does not currently know about or that the Company currently considers immaterial which may also impair the Company’s business operations and cause the price of the Common Shares of the Company to decline. If any of the following risks actually occur, the Company’s business may be harmed and the Company’s financial condition and results of operations may suffer significantly. Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Company's other public filings before making an investment decision. The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all the risks associated with the Company's business and the biotechnology business generally.

Risks Related to the Financial Position and Need for Additional Capital

The Corporation has incurred significant losses since its inception and expects to incur losses for the foreseeable future and may never achieve or maintain profitability. Our management has concluded that these factors raise substantial doubt about our ability to continue as a going concern.

Since its inception, the Corporation has incurred significant operating losses. The net loss was $38.0 million for the year ended December 31, 2022, $36.6 million for the year ended December 31, 2021 and $23.4 million for the year ended December 31, 2020. As of December 31, 2022, the Corporation had an accumulated deficit of $192.9 million. To date, the Corporation has financed operations primarily through public offerings in Canada, private placements of securities, grants and license and collaboration agreements. The Corporation has devoted substantially all efforts to research and development, including clinical trials. IMV expects to continue to incur significant expenses and increasing operating losses for at least the next several years. The Corporation anticipates that the expenses will increase substantially if and as the Corporation:

●	initiates or continues the clinical trials of MVP-S and other product candidates, such as DPX-SurMAGE;

●	seeks regulatory approvals for the product candidates that successfully complete clinical trials;

●	establishes a sales, marketing and distribution infrastructure to commercialize product candidates for which the Corporation may obtain regulatory approval;

●	maintains, expands and protects the Corporation’s intellectual property portfolio;

●	continues other research and development efforts;

●	hires additional clinical, quality control, scientific and management personnel; and

●	adds operational, financial and management information systems and personnel, including personnel to support product candidate development and planned commercialization efforts.

To become and remain profitable, the Corporation must develop and eventually commercialize a product or products with significant market potential. This development and commercialization will require the Corporation to be successful in a range of challenging activities, including successfully completing preclinical testing and clinical trials of the product candidates, obtaining regulatory approval for these product candidates and marketing and selling those products that obtain regulatory approval. The Corporation is only in the preliminary stages of some of these activities. The Corporation may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if profitability is achieved, the Corporation may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable would decrease the value of the Corporation and could impair the Corporation’s ability to raise capital, expand the business, maintain research and development efforts, obtain regulatory approvals, commercialize products or continue operations. A decline in the value of the Corporation could also cause shareholders to lose all or part of their investment.

We have concluded that our historical recurring losses from operations and negative cash flows from operations as well as our dependence on equity and other financings raise substantial doubt about our ability to continue as a going concern and management has included an explanatory paragraph relating to our ability to continue as a going concern in our financial statements for the years ended December 31, 2022, and 2021. However, the consolidated financial statements of the Corporations do not include any adjustments that might result from the outcome of this uncertainty.

The Corporation will need substantial additional funding. If the Corporation is unable to raise capital when needed, the Corporation would be forced to delay, reduce, terminate or eliminate product development programs, potentially including the ongoing and planned clinical trials of MVP-S or commercialization efforts.

The Corporation expects expenses to increase in connection with the ongoing activities, particularly as the Corporation continues the research, development and clinical trials of, and seeks regulatory approval for, the product candidates. In addition, if the Corporation obtains regulatory approval of any of the product candidates, the Corporation expects to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. Furthermore, the Corporation will need to obtain additional funding in connection with continuing operations. If the Corporation is unable to raise capital when needed or on attractive terms, the Corporation would be forced to delay, reduce, terminate or eliminate the product development programs, potentially including the ongoing and planned clinical trials of MVP-S.

As of December 31, 2022, the Corporation had cash and cash equivalents of $21.2 million and working capital of $18.2 million.

The Corporation will need to obtain significant funding prior to the commercialization of any of its product candidates, if approved, including funding to complete all of the required clinical trials related to such product candidates. The Corporation does not currently have funds available to enable the Corporation to complete all of the required clinical trials for the commercialization of MVP-S, if approved, and to fund operating expenses through the completion of these trials. The Corporation expects that it will require $100 million or more to conduct the clinical trials and fund operating expenses through the completion of these ongoing trials.

The Corporation’s future capital requirements will depend on many factors, including:

●	the progress and results of the clinical trials of MVP-S and other product candidates;

●	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for other product candidates;

●	the costs, timing and outcome of regulatory review of any product candidate;

●	the costs of commercialization activities, including product sales, marketing, manufacturing and distribution, for any of the product candidates for which regulatory approval is received;

●	revenue, if any, received from commercial sales of the Corporation’s product candidates, should any of the product candidates be approved by the FDA, Health Canada or a similar regulatory authority outside the United States and Canada; the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing the Corporation’s intellectual property rights and defending intellectual property related claims;

●	the extent to which the Corporation acquires or invests in other businesses, products and technologies;

●	the emergence of competing therapies to the Corporation’s products for which is receives regulatory approval;

●	the Corporation’s ability to obtain government or other third-party funding; and

●	the Corporation’s ability to establish collaborations on favorable terms, if at all, particularly arrangements to market and distribute product candidates on a worldwide basis.

Conducting preclinical testing and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and the Corporation may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, the Corporation’s product candidates, if approved, may not achieve commercial success. The Corporation’s commercial revenues, if any, will be derived from sales of products that the Corporation does not expect to be commercially available for several years, if at all. Accordingly, the Corporation will need to continue to rely on additional funding to achieve the Corporation’s business objectives. Additional funding may not be available on acceptable terms to the Corporation, or at all.

Raising additional capital may cause dilution to existing shareholders, restrict operations or require the Corporation to relinquish rights to its technologies or product candidates.

Until such time, if ever, as the Corporation can generate substantial product revenues, the Corporation expects to finance its cash needs through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Currently, the Corporation does not have any committed external source of funds. The Corporation will require substantial funding to complete the ongoing and planned clinical trials of MVP-S and other product candidates and to fund operating expenses and other activities. To the extent that the Corporation raises additional capital through the sale of equity or convertible debt securities, the shareholders ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the shareholders. Debt financing involves agreements that include covenants limiting or restricting the Corporation’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Corporation raises additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Corporation may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable.

Risks Related to the Development and Commercialization of the Corporation’s Product Candidates

The Corporation depends heavily on the success of MVP-S and other product candidates. All of the product candidates are still in preclinical or clinical development. Clinical trials of the product candidates may not be successful. If the Corporation is unable to commercialize the product candidates, for which it receives regulatory approval, or experiences significant delays in doing so, the business may be materially harmed.

All of the product candidates of the Corporation are still in preclinical or clinical development. The Corporation may never be able to obtain regulatory approval for any of its product candidates. The Corporation has committed significant human and financial resources to the development of MVP-S, and the DPX Platform. The ability to generate product revenues, which is not expected to occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of these product candidates, especially MVP-S, the most advanced product candidate. The success of these product candidates will depend on several factors, including the following:

●	successful completion of preclinical studies and clinical trials;

●	receipt of marketing approvals from the FDA, Health Canada and similar regulatory authorities outside the United States and Canada;

●	establishing commercial manufacturing capabilities by identifying and securing arrangements with third party manufacturers for the product candidates;

●	maintaining patent and trade secret protection and regulatory exclusivity for the product candidates;

●	launching commercial sales of the product candidates, if and when approved, whether alone or in collaboration with others;

●	acceptance of the products, if and when approved, by patients, the medical community and third party payors;

●	effectively competing with other therapies; and

●	a continued acceptable safety profile of the products following approval.

If the Corporation does not achieve one or more of these factors in a timely manner or at all, the Corporation could experience significant delays or an inability to successfully commercialize its product candidates, if approved, which would materially harm its business.

If clinical trials of the product candidates, such as the ongoing and planned clinical trials of MVP-S or of DPX-SurMAGE fail to demonstrate safety and efficacy to the satisfaction of the FDA, Health Canada or similar regulatory authorities outside the United States and Canada or do not otherwise produce positive results, the Corporation may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of the product candidates.

Before obtaining regulatory approval for the sale of any product candidate, the Corporation must conduct extensive clinical trials to demonstrate the safety, purity and potency, or efficacy, of the product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of the Corporation’s clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

The Corporation may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent the Corporation’s ability to receive regulatory approval or commercialize its product candidates, if approved. Unforeseen events that could delay or prevent the Corporation’s ability to receive regulatory approval or commercialize its product candidates include:

●	regulators or institutional review boards may not authorize the Corporation or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	the Corporation may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

●	clinical trials of the product candidates may produce negative or inconclusive results, and the Corporation may decide, or regulators may require, additional clinical trials be conducted or product development programs be abandoned;

●	the number of patients required for clinical trials of the product candidates may be larger than anticipated, enrollment in these clinical trials may be slower than anticipated or participants may drop out of these clinical trials at a higher rate than anticipated;

●	the Corporation’s third party contractors may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all;

●	the Corporation might have to suspend or terminate clinical trials of its product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

●	regulators or institutional review boards may require that the Corporation or its investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

●	the cost of clinical trials of the product candidates may be greater than anticipated;

●	the supply or quality of the product candidates or other materials necessary to conduct clinical trials of the product candidates may be insufficient or inadequate; and

●	the Corporation’s product candidates may have undesirable side effects or other unexpected characteristics, causing the Corporation or its investigators, regulators or institutional review boards to suspend or terminate the trials.

In addition, the patients recruited for clinical trials of the product candidates may have a disease profile or other characteristics that are different than expected and different than what the clinical trials were designed for, which could adversely impact the results of the clinical trials.

If the Corporation is required to conduct additional clinical trials or other testing of its product candidates beyond those that are currently contemplated, if the Corporation is unable to successfully complete clinical trials of its product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, the Corporation may:

●	be delayed in obtaining marketing approval for its product candidates;

●	not obtain marketing approval at all;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use restrictions or safety warnings, including boxed warnings;

●	have the product removed from the market after obtaining marketing approval;

●	be subject to additional post marketing testing requirements; or

●	be subject to restrictions on how the product is distributed or used.

The Corporation’s product development costs will also increase if delays in testing or approvals are experienced. The Corporation does not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays could also shorten any periods during which the Corporation may have the exclusive right to commercialize its product candidates, if approved, or allow the Corporation’s competitors to bring products to market before the Corporation does and impair the Corporation’s ability to commercialize its product candidates, if approved, and may harm the business and results of operations.

Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, “topline” or preliminary data from our clinical trials. Interim, “topline” or preliminary data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Interim, “topline” and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, “topline,” and preliminary data should be viewed with caution until the final data are available. Differences between interim, “topline” and preliminary data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our business in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, “topline,” or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, operating results, prospects or financial condition may be harmed.

We are developing MVP-S for multiple indications in combination with Keytruda®, which exposes us to additional risks.

We currently have multiple ongoing clinical studies evaluating MVP-S with Merck’s checkpoint inhibitor, pembrolizumab (KEYTRUDA®). Even if the MVP-S and Keytruda® combination were to receive marketing approval or be commercialized, we would continue to be subject to the risks that the FDA, European Medicines Agency (“EMA”) or other comparable foreign regulatory authorities could revoke approval of Keytruda®, or safety, efficacy, manufacturing or supply issues could arise with Keytruda®. If the FDA, EMA or other comparable foreign regulatory authorities revoke their approval of Keytruda®, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with Keytruda®, we may be unable to obtain approval of or successfully market MVP-S.

Additionally, if the third-party provider of Keytruda® is unable to produce sufficient quantities for clinical trials, if the cost becomes prohibitive, or if our third-party provider is unable to meet applicable regulatory requirements, our development efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

If the Corporation experiences delays or difficulties in the enrollment of patients in clinical trials, receipt of necessary regulatory approvals could be delayed or prevented.

The Corporation may not be able to initiate or continue clinical trials for its product candidates, if the Corporation is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, Health Canada or similar regulatory authorities outside the United States and Canada. In addition, many of the Corporation’s competitors have ongoing clinical trials for product candidates that could be competitive with the Corporation’s product candidates, and patients who would otherwise be eligible for the Corporation’s clinical trials may instead enroll in clinical trials of the Corporation’s competitors’ product candidates.

Patient enrollment is affected by other factors including:

●	severity of the disease under investigation;

●	eligibility criteria for the study in question;

●	perceived risks and benefits of the product candidate under study;

●	efforts to facilitate timely enrollment in clinical trials;

●	patient referral practices of physicians;

●	the ongoing COVID-19 pandemic and the efforts to mitigate it;

●	the ability to monitor patients adequately during and after treatment; and

●	proximity and availability of clinical trial sites for prospective patients.

The actual amount of time for full enrollment could be longer than planned. Enrollment delays in these ongoing and planned trials or any of the Corporation’s other clinical trials may result in increased development costs for its product candidates, which would cause the value of the Corporation to decline and limit the Corporation’s ability to obtain additional financing, including financing needed to complete the ongoing and planned trials of MVP-S. The Corporation’s inability to enroll a sufficient number of patients for these clinical trials or any of the other clinical trials would result in significant delays or may require the Corporation to abandon one or more clinical trials altogether.

Risks Related to the Development and Commercialization of the Corporation’s Product Candidates

If serious adverse or undesirable side effects are identified during the development of any product candidate, the Corporation may need to abandon or limit the development of some of its product candidates.

All of the Corporation’s product candidates are still in preclinical or clinical development and their risk of failure is high. It is impossible to predict when or if any of the Corporation’s product candidates will receive regulatory approval. If the Corporation’s product candidates are associated with undesirable side effects or have characteristics that are unexpected, the Corporation may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk benefit perspective.

If the Corporation does not achieve projected development goals in the time frames the Corporation announced and expected, the commercialization of future product candidates, if approved, may be delayed and, as a result, its share price may decline.

From time to time, the Corporation estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which are sometimes refer to as milestones. These milestones may include the commencement or completion of preclinical studies and clinical trials and the submission of regulatory filings. From time to time, the Corporation may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to its estimates, in some cases for reasons beyond its control. If the Corporation does not meet these milestones as publicly announced, or at all, revenue may be lower than expected, the development and commercialization, if approved, of future product candidates may be delayed or never achieved and, as a result, the Corporation share price may significantly decline.

The design or the Corporation’s execution of clinical trials may not support regulatory approval.

The design or execution of a clinical trial can determine whether its results will support regulatory approval and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced. In some instances, there can be significant variability in safety or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. The Corporation does not know whether any Phase 2, Phase 3 or other clinical trials the Corporation may conduct will demonstrate consistent or adequate efficacy and safety outcomes to obtain regulatory approval to market the Corporation’s product candidates.

Further, the FDA, Health Canada and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of the Corporation’s product candidates. The Corporation’s product candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registration trials. The FDA, Health Canada or other regulatory authorities may disagree with the Corporation’s trial design and the Corporation’s interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA, Health Canada or other agencies’ approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than the Corporation requests or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA, Health Canada or other regulatory authorities may not approve the labeling claims that the Corporation believes would be necessary or desirable for the successful commercialization of its product candidates.

Even if any of the Corporation’s product candidates, including MVP-S, receive regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

If MVP-S or any other product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. Gaining market acceptance for the DPX' based products may be particularly difficult as, to date, the FDA has only approved a limited number of cancer immunotherapies and the DPX' based products are based on a novel technology. If these products do not achieve an adequate level of acceptance, the Corporation may not generate significant product revenues and may not become profitable. The degree of market acceptance of the Corporation’s product candidates, if approved for commercial sale, will depend on a number of factors, including:

●	efficacy and potential advantages compared to alternative treatments;

●	the ability to offer its product candidates for sale at competitive prices;

●	convenience and ease of administration compared to alternative treatments;

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

●	the strength of marketing and distribution support;

●	sufficient third party coverage or reimbursement; and

●	the prevalence and severity of any side effects.

If the Corporation is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market its product candidates, the Corporation may not be successful in commercializing its product candidates if and when they are approved.

The Corporation does not have a sales or marketing infrastructure and has no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any of its product that would be approved in the future, the Corporation must either develop a sales and marketing organization or outsource these functions to third parties. The Corporation currently intends to establish commercialization arrangements with third parties.

There are risks involved with entering into arrangements with third parties to perform these services. If the Corporation enters into arrangements with third parties to perform sales, marketing and distribution services, its product revenues or the profitability of these product revenues are likely to be lower than if the Corporation were to market and sell any products that it develops. In addition, the Corporation may not be successful in entering into arrangements with third parties to sell and market its product candidates or doing so on terms that are favorable to the Corporation. The Corporation likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If the Corporation does not establish sales and marketing capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing its product candidates.

The Corporation faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it may.

The development and commercialization of new drug products is highly competitive. The Corporation faces competition with respect to its current or contemplated product candidates, and will face competition with respect to any products that it may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which the Corporation is developing its current or contemplated product candidates. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to the Corporation’s approaches, and others are based on entirely different approaches. Many marketed therapies for the indications that the Corporation is currently pursuing, or indications that it may in the future seek to address using the DPX platform, are widely accepted by physicians, patients and payors, which may make it difficult for the Corporation to replace with any products that the Corporation successfully develops and are permitted to market.

There are many FDA approved cancer therapies that may provide equivalent or better efficacy compared to the therapeutic potential of MVP-S.

In addition, the Corporation estimates that there are numerous cancer immunotherapy products in clinical development by many public and private biotechnology and pharmaceutical companies targeting numerous different cancer types. A number of these are in late-stage development.

The Corporation’s competitors may develop products that are more effective, safer, more convenient or less costly than any that the Corporation is developing or that would render its product candidates obsolete or non-competitive. The Corporation’s competitors may also obtain FDA, Health Canada or other regulatory approval for their products more rapidly than the Corporation.

Many of the Corporation’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than the Corporation. Mergers and acquisitions in the pharmaceutical, biotechnology and device industries may result in even more resources being concentrated among a smaller number of the Corporation’s competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with the Corporation in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the Corporation’s programs.

Even if the Corporation is able to commercialize any product candidates, if approved, the products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm the business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. In the United States, healthcare reform legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, the Corporation might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay the commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues the Corporation is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder the Corporation’s ability to recoup its investment in one or more product candidates, even if its product candidates obtain regulatory approval.

The Corporation’s ability to commercialize any products successfully also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. The Corporation cannot be sure that reimbursement will be available for any product that it commercializes and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which the Corporation obtains marketing approval. Obtaining reimbursement for the Corporation’s product candidates, if approved, may be particularly difficult because of the higher prices often associated with drugs or biologics administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, the Corporation may not be able to successfully commercialize any product candidate for which the Corporation obtained marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs and biologics, and coverage may be more limited than the purposes for which the drug or biologic is approved by the FDA, Health Canada or similar regulatory authorities outside the United States or Canada. Moreover, eligibility for reimbursement does not imply that any drug or biologic will be paid for in all cases or at a rate that covers the Corporation’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs or biologics, if applicable, may also not be sufficient to cover the Corporation’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug or biologic and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs or biologics, and may be incorporated into existing payments for other services. Net prices for drugs or biologics may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs or biologics from countries where they may be sold at lower prices than in Canada or the United States. Third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. The Corporation’s inability to promptly obtain coverage and profitable payment rates from both government funded and private payors for any approved products that the Corporation develops could have a material adverse effect on the Corporation’s operating results, the Corporation’s ability to raise capital needed to commercialize products and the Corporation’s overall financial condition.

The Corporation’s reliance on government funding adds uncertainty to the Corporation’s research and commercialization efforts of its government-funded product candidates.

The Corporation has received significant funding from government organizations since its inception totaling over US$17 million. There is no assurance the Corporation will continue to apply for and/or be awarded government funding in the future. If the Corporation is unable to obtain additional government funding, it will have to either obtain funds through raising additional capital or arrangements with strategic partners or others, if available, that may require the Corporation to relinquish material rights to certain technologies or potential markets. There is no certainty that financing from governments will be available in amounts the Corporation requires, in addition to other funding sources, to pursue the planned activities or on acceptable terms, if at all.

Product liability lawsuits against the Corporation could cause the Corporation to incur substantial liabilities and to limit commercialization of any products that the Corporation may develop.

The Corporation faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical trials and will face an even greater risk if the Corporation commercially sells any products that it maydevelop and for which it receives regulatory approval. None of the Corporation’s product candidates have been widely used over an extended period of time, and therefore, safety data is limited. If the Corporation cannot successfully defend itself against claims that its product candidates or products for which it receives regulatory approval caused injuries, it will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for any product candidates or products that it may develop and for which it receives regulatory approval;

●	injury to the Corporation’s reputation and significant negative media attention;

●	withdrawal of clinical trial participants;

●	significant costs to defend the related litigation;

●	substantial monetary awards to trial participants or patients;

●	loss of revenue; and

●	the inability to commercialize any products that the Corporation may develop and for which it receives regulatory approval.

The Corporation currently maintains a clinical trial liability insurance coverage in the amount of $10 million, which may not be adequate to cover all liabilities that it may incur. The Corporation will need to increase its insurance coverage when it begins commercializing its product candidates, if approved. Insurance coverage is increasingly expensive. The Corporation may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

The Corporation may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because the Corporation has limited financial and managerial resources, the Corporation focuses on research programs and product candidates for specific indications. As a result, the Corporation may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. The Corporation’s resource allocation decisions may cause the Corporation to fail to capitalize on viable commercial products or profitable market opportunities. The Corporation’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products.

The Corporation has based its research and development efforts on its DPX platform. Notwithstanding the large investment to date and anticipated future expenditures in its DPX platform, the Corporation has not yet developed, and may never successfully develop, any marketed drugs using this approach. As a result of pursuing the development of product candidates using the DPX platform, the Corporation may fail to develop product candidates or address indications based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success.

The Corporation’s long term business plan is to develop DPXTM based products for the treatment of various cancers and infectious diseases. The Corporation may not be successful in its efforts to identify or discover additional product candidates that may be manufactured using its DPX platform. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.

If the Corporation does not accurately evaluate the commercial potential or target market for a particular product candidate, the Corporation may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for the Corporation to retain sole development and commercialization rights to such product candidate.

Risks Related to the Corporation’s Dependence on Third Parties

If the Corporation is not able to establish collaborations, the Corporation may have to alter its development and commercialization plans.

The Corporation’s drug development programs and the potential commercialization of its product candidates will require substantial additional cash to fund expenses. For some of the Corporation’s product candidates, the Corporation plans to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

The Corporation faces significant competition in seeking appropriate collaborators. Whether the Corporation reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, Health Canada or similar regulatory authorities outside the United States and Canada, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to the Corporation’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with the Corporation for its product candidate. The Corporation may also be restricted under existing license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time consuming to negotiate and document. The Corporation may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all.

The Corporation will need to raise capital or develop collaborations with third parties to commercialize its products. If the Corporation is not able to obtain such funding or enter into collaborations for any such product candidate, the Corporation may have to curtail the development of such product candidate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at the Corporation’s own expense. If the Corporation elects to increase its expenditures to fund development or commercialization activities on its own, the Corporation may need to obtain additional capital, which may not be available to the Corporation on acceptable terms or at all. If the Corporation does not have sufficient funds, the Corporation may not be able to further develop these product candidates or bring these product candidates to market and generate product revenue.

The Corporation expects to depend on collaborations with third parties for the development and commercialization of its product candidates. If those collaborations are not successful, the Corporation may not be able to capitalize on the market potential of these product candidates.

The Corporation intends to establish commercialization arrangements with third parties. The Corporation’s likely collaborators for any development, distribution, marketing, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

Potential delays include delays in manufacture or clinical trials, failure to produce sufficient quantities of product to conduct trials, or failure to complete trials. The Corporation’s collaborators may fail to meet contractual obligations. They could also pursue other technologies or develop alternative products that could compete with the products the Corporation is developing. If the Corporation does enter into any such arrangements with any third parties, the Corporation will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of its product candidates. The Corporation’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving the Corporation’s product candidates would pose the following risks to the Corporation:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

●	collaborators may not pursue development and commercialization of the Corporation’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with the Corporation’s products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than the Corporation’s;

●	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

●	collaborators may not properly maintain or defend the Corporation’s intellectual property rights or may use the Corporation’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate the Corporation’s proprietary information or expose the Corporation to potential litigation;

●	disputes may arise between the collaborators and the Corporation that result in the delay or termination of the research, development or commercialization of the Corporation’s products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates. For example, the Corporation could have to build a sales force.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If a present or future collaborator of the Corporation were to be involved in a business combination, the continued pursuit and emphasis on the Corporation’s product development or commercialization program could be delayed, diminished or terminated.

The Corporation relies on third parties to conduct its clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

The Corporation does not independently conduct clinical trials of its product candidates. The Corporation relies on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform this function. The Corporation’s reliance on these third parties for clinical development activities reduces its control over these activities but does not relieve the Corporation of its responsibilities. The Corporation remains responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires the Corporation to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The Corporation is also required to register ongoing clinical trials and post the results of completed clinical trials on a government sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Furthermore, these third parties may also have relationships with other entities, some of which may be the Corporation’s competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct the Corporation’s clinical trials in accordance with regulatory requirements or the Corporation’s stated protocols, the Corporation will not be able to obtain, or may be delayed in obtaining, regulatory approvals for its product candidates and will not be able to, or may be delayed in its efforts to, successfully commercialize its product candidates.

The Corporation also relies on other third parties to store and distribute drug supplies for its clinical trials. Any performance failure on the part of the Corporation’s existing or future distributors could delay clinical development or regulatory approval of its product candidates or commercialization of its products, if approved, producing additional losses and depriving the Corporation of potential product revenue.

Risks Related to the Manufacturing of the Corporation’s Product Candidates

The Corporation depends on third-party contract manufacturers and suppliers to obtain the Corporation’s raw ingredients and intermediate drug substances, which are necessary for the production of the Corporation’s product candidates.

The Corporation currently procures ingredients, excipients and drug substances for the manufacturing of the Corporation’s pipeline product candidates from specialized suppliers and CDMOs. For some components, including raw ingredients, the Corporation has so far identified only one supplier which is qualified for the Corporation’s GMP process. In the event that a supplier stops supplying the required ingredient(s), the Corporation may need to identify an alternative source of such components and may need to wait until it is qualified for the Corporation’s GMP process before procuring the components, which may cause substantial delays to one or all of the Corporation’s clinical programs. The Corporation is actively monitoring and maintaining appropriate inventory of materials to ensure uninterrupted supply of ongoing studies.

Manufacturing future product candidates may be complex and the Corporation may encounter difficulties in production. If the Corporation encounter such difficulties, its ability to provide supply of future product candidates for preclinical studies and future clinical trials could be delayed or stopped.

The process of manufacturing future product candidates of the Corporation is complex, highly regulated and must be compliant with Good Manufacturing Practices (“cGMP”). The Corporation does not have its own manufacturing facilities or personnel and expect to rely on third parties, such as CDMOs, for the manufacture of future product candidates. If the Corporation is unable to obtain or maintain arrangements with CDMOs or to do so on commercially reasonable terms, the Corporation may not be able to develop and commercialize its future product candidates successfully. These third-party manufacturing providers may not be able to provide adequate resources or capacity to meet the needs. The Corporation has limited control and oversight of a third party’s facility and equipment control processes. In addition, the Corporation has limited control and oversight during the execution of manufacturing runs. Poorly executed maintenance and manufacturing processes could negatively impact manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, either of which could significantly increase the cost of and significantly delay the manufacture of future product candidates. The corporation maintains active relationships with the CDMOs and performs routine quality audits to ensure compliance to current good manufacturing practices.

Additionally, as future product candidates progress through preclinical studies and clinical trials toward potential approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Appropriate regulatory applications to support the clinical study of future products and the associated manufacturing processes would be required which, if not planned appropriately, may further delay the time frames under which modified manufacturing processes can be used for any of future product candidates and additional bridging studies or trials may be required. Any such delay could have a material adverse impact on its business, results of operations and prospects of the Corporation.

The Corporation currently has one qualified CDMO located in the United States for its clinical drug product manufacturing and is in the process of qualifying a second US-based facility. The Corporation may need to approve an alternative CDMO to avoid delays in planned clinical programs should there be any issues with the current CDMO. The Corporation’s product candidates are manufactured via a proprietary process and use specialized equipment manufactured by another third party. The specialized equipment used during the manufacturing process is made by only one manufacturer. In the event of catastrophic equipment failure at the Corporation’s primary CDMO and in the event that this particular supplier of the equipment ceases its operations and/ or replacement equipment cannot be procured, alternative suppliers of similar equipment may be sought and additional product development may be required, which may cause significant delays to some or all of the Corporation’s clinical programs.

Natural disasters, public health, political, or banking crises, and other catastrophic events outside of our control may damage the facilities or disrupt the operations of our strategic partners, third party manufacturers, suppliers or other third parties upon which we rely, and could delay or impair our ability to initiate or complete our clinical trials or commercialize our product candidates.

Our strategic partners, third-party manufacturers, suppliers and other third parties upon which we rely have operations around the world and are exposed to a number of global and regional risks outside of our control. These include, but are not limited to, natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, including the war in Ukraine, the sanctions against Russia and possible retaliation against Russia, banking crises or failures, such as the recent Silicon Valley Bank failure, political instability or other conflict, or other events outside of our control.

The COVID-19 pandemic crisis impacted clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. The extent to which COVID-19 may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including future waves or cycles, and the effectiveness of actions to contain and treat COVID-19.

In light of the lingering effect of the COVID-19 pandemic crisis, IMV’s clinical team continues to work closely with each clinical site and its CRO’s on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites are experiencing staffing shortages and as a result, have decreased clinical trial activities, while other sites, less impacted, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples has not been impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply has not been impacted to date and IMV has been developing contingency plans to address supply of drugs to all clinical sites in the event of future transportation or other constraints.

The COVID-19 pandemic has continued to evolve, and the Corporation will continue to monitor the effects of any resurgence of the COVID-19 on its business. Any significant resurgence of the COVID-19 pandemic could also affect other risks described in this “Risk Factors” section.

If the Corporation is unable to commercially manufacture its products, if approved, the Corporation could face delays or be unable to successfully commercialize its products.

The Corporation has no experience manufacturing commercial quantities of products and does not currently have the resources to commercially manufacture any products that the Corporation may develop, and for which it receives regulatory approval. Accordingly, the Corporation would either be required to develop the facilities to manufacture independently or secure a contract manufacturer or enter into another arrangement with third parties to manufacture such products. If the Corporation is unable to develop such capabilities or enter into any such arrangement on favourable terms, the Corporation may be unable to compete effectively in the marketplace. If the Corporation is unable to manufacture or contract for a sufficient supply of product on acceptable terms, or if the Corporation encounters delays or difficulties in its relationships with manufacturers or collaborators, its ability to successfully commercialize its products would be harmed.

Risks Related to the Corporation’s Intellectual Property

If the Corporation fails to comply with its obligations under its intellectual property licenses with third parties, the Corporation could lose license rights that are important to its business.

The Corporation is a party to a number of intellectual property license agreements with third parties and expects to enter into additional license agreements in the future. The Corporation’s existing license agreements impose, and the Corporation expects that future license agreements will impose, various diligences, milestone payment, royalty, insurance, indemnification and other obligations on the Corporation. If the Corporation fails to comply with its obligations under these licenses, its licensors may have the right to terminate these license agreements, in which event the Corporation might not be able to market any product that is covered by these agreements, or to convert the license to a non-exclusive license, which could materially adversely affect the value of the product candidate being developed under the license agreement. Termination of these license agreements or reduction or elimination of the Corporation’s licensed rights may result in the Corporation having to negotiate new or reinstated licenses with less favorable terms.

If the Corporation is unable to obtain and maintain patent protection for its technology and products, or if the Corporation’s licensors are unable to obtain and maintain patent protection for the technology or products that the Corporation licenses from them, or if the scope of the patent protection obtained is not sufficiently broad, the Corporation’s competitors could develop and commercialize technology and products similar or identical to that of the Corporation’s, and its ability to successfully commercialize its technology and products may be adversely affected.

The Corporation’s success depends in large part on its and its licensors’ ability to obtain and maintain patent protection in the United States and other countries with respect to its proprietary technology and products. The Corporation and its licensors have sought to protect the Corporation’s proprietary position by filing patent applications in the United States and abroad related to its novel technologies and products that are important to its business. This process is expensive and time consuming, and the Corporation may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that the Corporation will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, the Corporation does not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology or products that it licenses from third parties and are reliant on its licensors. Therefore, the Corporation cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of its business. If such licensors fail to maintain such patents, or lose rights to those patents, the rights the Corporation has licensed may be reduced or eliminated.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of the Corporation’s and its licensors’ patent rights are highly uncertain. The Corporation and its licensors’ pending and future patent applications may not result in patents being issued which protect its technology or products or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of the Corporation’s patents or narrow the scope of its patent protection.

The laws of foreign countries may not protect the Corporation’s rights to the same extent as the laws of Canada and the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in Canada and the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, the Corporation cannot be certain that itself or its licensors were the first to make the inventions claimed in its owned or licensed patents or pending patent applications, or that the Corporation or its licensors were the first to file for patent protection of such inventions.

Assuming the other requirements for patentability are met, in the United States, the first to invent the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is generally entitled to the patent. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the Corporation’s patent rights, allowing third parties to commercialize its technology or products and compete directly with the Corporation, without payment to the Corporation, or result in its inability to manufacture or commercialize products without infringing third party patent rights. For example, Merck has to maintain patents on antigens licensed to the Corporation.

Even if the Corporation’s owned and licensed patent applications issue as patents, they may not issue in a form that will provide the Corporation with any meaningful protection, prevent competitors from competing with the Corporation or otherwise provide the Corporation with any competitive advantage. The Corporation’s competitors may be able to circumvent its owned or licensed patents by developing similar or alternative technologies or products in a non infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and the Corporation’s owned and licensed patents may be challenged in the courts or patent offices in Canada, the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit the Corporation’s ability to or stop or prevent the Corporation from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, the Corporation’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to the Corporation’s.

Obtaining, maintaining, enforcing and defending patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or patent applications will be due to be paid to the USPTO and various foreign patent agencies at various stages over the lifetime of its owned or licensed patents and/or patent applications. The Corporation relies on its outside patent annuity service to pay these fees when due, with internal oversight. In addition, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. The Corporation is also dependent on its licensors to take the necessary action to comply with these requirements with respect to its licensed intellectual property. The Corporation employs reputable law firms and other professionals to help us comply with these provisions. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance (including as a result of the ongoing COVID-19 pandemic) can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction, including as a result of failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If such an event were to occur, including with respect to the patents and patent applications covering its research programs and future product candidates, as well as their respective methods of use, manufacture and formulations thereof, it could have a material adverse effect on its business, financial condition, results of operations and prospects, as for example, competitors might be able to enter the market earlier than would otherwise have been the case.

Patent terms may be inadequate to protect the competitive position of the Corporation on future product candidates for an adequate amount of time.

Patents have a limited lifespan both in the United States and abroad. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering future product candidates are obtained, once the patent life has expired, the Corporation may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new future product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, the owned or licensed patent portfolio of the Corporation may not provide us with sufficient rights to exclude others from commercializing products similar or identical those of the Corporation.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing its ability to protect its future product candidates.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of its owned and in-licensed patent applications and the maintenance, enforcement or defense of its owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter parties review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of issued patents, all of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to its ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on its patent rights and its ability to protect, defend and enforce its patent rights in the future. Any of the foregoing could have a material adverse effect on its owned and in-licensed patent portfolio of the Corporation and on its ability to protect and enforce its intellectual property rights in the future.

The Corporation may become involved in lawsuits to protect or enforce its patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe the Corporation’s patents. To counter infringement or unauthorized use, the Corporation may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of the Corporation’s is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that its patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of the Corporation’s patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Corporation’s confidential information could be compromised by disclosure during this type of litigation. In addition, the Corporation’s licensors may have rights to file and prosecute such claims and it is reliant on them.

Third parties may initiate legal proceedings alleging that the Corporation is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of the Corporation’s business.

The Corporation’s commercial successes depend upon its ability and the ability of its collaborators to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. The Corporation may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its products and technology, including interference proceedings before the U.S. Patent and Trademark Office or other similar regulatory authorities. Third parties may assert infringement claims against the Corporation based on existing patents or patents that may be granted in the future. If the Corporation is found to infringe a third party’s intellectual property rights, it could be required to obtain a license from such third party to continue developing and marketing its products and technology. However, the Corporation may not be able to obtain any required license on commercially reasonable terms or at all. Even if the Corporation was able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same technologies licensed to the Corporation. The Corporation could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, the Corporation could be found liable for monetary damages. A finding of infringement could prevent the Corporation from commercializing its product candidates or force the Corporation to cease some of its business operations, which could materially harm the Corporation’s business. Claims that the Corporation has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.

The Corporation has research licenses to certain reagents and their use in the development of its product candidates. The Corporation would need commercial licenses to these reagents for any of the Corporation’s product candidates that receive approval for sale in the United States or Canada. The Corporation believes that commercial licenses to these reagents will be available. If the Corporation is unable to obtain any such commercial licenses, it may be unable to commercialize its product candidates without infringing the patent rights of third parties. If the Corporation did seek to commercialize its product candidates without a license, these third parties could initiate legal proceedings against the Corporation.

The Corporation may be subject to claims that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of the Corporation’s employees were previously employed at universities or other biotechnology or pharmaceutical companies. Although the Corporation tries to ensure that its employees do not use the proprietary information or know how of others in their work for the Corporation, the Corporation may be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. If the Corporation fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if the Corporation is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause the Corporation to spend substantial resources and distract its personnel from their normal responsibilities.

Even if resolved in the Corporation’s favor, litigation or other legal proceedings relating to intellectual property claims may cause the Corporation to incur significant expenses, and could distract the Corporation’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the Corporation’s Common Shares. Such litigation or proceedings could substantially increase the Corporation’s operating losses and reduce the resources available for development activities. The Corporation may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of the Corporation’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than it can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on the Corporation’s ability to compete in the marketplace.

If the Corporation is unable to protect the confidentiality of its trade secrets, the Corporation’s business and competitive position would be harmed.

In addition to seeking patents for some of the Corporation’s technology and products, it also relies on trade secrets, including unpatented know how, technology and other proprietary information, to maintain its competitive position. The types of protections available for trade secrets are particularly important with respect to the DPX platform’s manufacturing capabilities, which involve significant unpatented know how. The Corporation seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as the Corporation’s employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. The Corporation also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose the Corporation’s proprietary information, including its trade secrets, and the Corporation may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts in certain jurisdictions are less willing or unwilling to protect trade secrets. If any of the Corporation’s trade secrets were to be lawfully obtained or independently developed by a competitor, it would have no right to prevent them from using that technology or information to compete with the Corporation. If any of the Corporation’s trade secrets were to be disclosed to or independently developed by a competitor, its competitive position would be harmed.

The Corporation may not be successful in obtaining or maintaining necessary rights to future product candidates through acquisitions and in-licenses.

Because its development programs may in the future require the use of proprietary rights held by third parties, the growth of the Corporation’s business may depend in part on its ability to acquire, in-license or use these third-party proprietary rights. The Corporation may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that the Corporation identify as necessary. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that the Corporation may consider attractive or necessary. More established companies may have a competitive advantage over the Corporation due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to the Corporation. The Corporation also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on its investment or at all. If the Corporation is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights the Corporation have, the Corporation may have to abandon development of the relevant program or future product candidate, which could have a material adverse effect on business, financial condition, results of operations and prospects.

If the Corporation is unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights the Corporation have, the Corporation may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If the Corporation is unable to do so, the Corporation may be unable to develop or commercialize the affected technology and product candidates, which could harm its business, financial condition, results of operations and prospects significantly.

Additionally, if the Corporation fails to comply with its obligations under license agreements, its counterparties may have the right to terminate these agreements, in which event the Corporation might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of its rights under these agreements, or restrictions on its ability to freely assign or sublicense its rights under such agreements when it is in the interest of its business to do so, may result in its having to negotiate new or reinstated agreements with less favorable terms, cause us to lose its rights under these agreements, including its rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

Our rights to develop and commercialize our technology and future product candidates may be subject, in part, to the terms and conditions of licenses granted to the Corporation by others.

The Corporation is dependent, in part, on know-how and other intellectual property and proprietary technology licensed from others. The Corporation is a party to a number of license agreements under which the Corporation is granted rights to intellectual property that are important to its business and the Corporation may enter into additional license agreements in the future. Any future license agreements where the Corporation has in-licensed intellectual property, may impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If the Corporation fails to comply with its obligations under these future agreements, or the Corporation is subject to bankruptcy-related proceedings, the licensor may have the right to terminate the license, in which event the Corporation would not be able to develop or market products covered by the license. The Corporation may enter into license agreements in the future with others to advance its existing or future research or allow commercialization of its existing or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which the Corporation may wish to develop or commercialize its technology and products in the future.

In addition, subject to the terms of any such future license agreements, the Corporation may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that the Corporation licenses from third parties. For example, the Corporation cannot be certain that activities such as the maintenance and prosecution by its future licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that its licensors’ conduct of intellectual property enforcement or defense proceedings may be less vigorous than had the Corporation conducted them itself, or may not be conducted in accordance with its best interests. In such an event, the Corporation cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of its business. If the Corporation or its current or future licensors fail to prosecute, maintain, enforce and defend such patents or patent applications, or lose rights to those patents or patent applications, the rights the Corporation have licensed may be reduced or eliminated and its right to develop and commercialize any of its future product candidates that are subject of such licensed rights could be adversely affected.

In addition, the Corporation’s agreements with certain third-party research partners provides that improvements developed in the course of its relationship may be owned solely by either IMV or our third-party research partner, or jointly between us and the third party. If the Corporation determines that rights to such improvements owned solely by a research partner or other third party with whom the Corporation collaborates are necessary to commercialize its future product candidates or maintain its competitive advantage, the Corporation may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing its products or future product candidates. The Corporation may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing its products or future product candidates or allow its competitors or others the chance to access technology that is important to its business. The Corporation also may need the cooperation of any co-owners of its intellectual property in order to prosecute, maintain, defend and enforce such intellectual property against third parties, and such cooperation may not be provided to the Corporation.

Current or future licensors may rely on third-party consultants or collaborators or on funds from third parties such that future licensors are not the sole and exclusive owners of the patents the Corporation in-license. If other third parties have ownership rights to its future in-licensed patents, they may be able to license such patents to its competitors, and its competitors could market competing products and technology. This could have a material adverse effect on the competitive position, business, financial condition, results of operations and prospects of the Corporation.

It is possible that the Corporation may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if the Corporation is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to the Corporation. In that event, the Corporation may be required to expend significant time and resources to redesign its technology, future product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If the Corporation is unable to do so, the Corporation may be unable to develop or commercialize the affected future product candidates, which could harm its business, financial condition, results of operations and prospects significantly. The Corporation cannot provide any assurances that third-party patents do not exist which might be enforced against its current technology, manufacturing methods, future product candidates or future methods or products resulting in either an injunction prohibiting its manufacture or future sales, or, with respect to its future sales, an obligation on its part to pay royalties and/or other forms of compensation to third parties, which could be significant.

In the future, the Corporation may need to obtain additional licenses of third-party technology that may not be available or are available only on commercially unreasonable terms, and which may cause the Corporation to operate its business in a more costly or otherwise adverse manner that was not anticipated.

From time to time, the Corporation may be required to license other technologies from additional third parties to further develop or commercialize its future product candidates. Should the Corporation be required to obtain licenses to any third-party technology, including any such patents or patent applications required to manufacture, use or sell its future product candidates, such licenses may not be available to the Corporation on commercially reasonable terms, or at all. The inability to obtain third-party licenses required to develop or commercialize any of its future product candidates could cause IMV to abandon any related efforts, which could seriously harm its business and operations.

If its trademarks and trade names are not adequately protected, then the Corporation may not be able to build name recognition in its markets of interest and its business may be adversely affected.

The Corporation intends to use registered or unregistered trademarks or trade names to brand and market itself and its products. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. The Corporation may not be able to protect its rights to these trademarks and trade names, which the Corporation need to build name recognition among potential partners or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to those of the Corporation, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of its registered or unregistered trademarks or trade names. Over the long term, if the Corporation is unable to establish name recognition based on its trademarks and trade names, then the Corporation may not be able to compete effectively, and its business may be adversely affected. Efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its business, financial condition, results of operations and prospects of the Corporation.

Cyber security incidents and privacy breaches could result in important remediation costs, increased cyber security costs, litigation and reputational harm.

Cyber security incidents can result from deliberate attacks or unintentional events. Cyber-attacks and security breaches could include unauthorized attempts to access, disable, improperly modify or degrade the Corporation’s information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” emails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-attacks in particular vary in technique and sources, are persistent, frequently change and are increasingly more targeted and difficult to detect and prevent against.

Disruptions due to cyber security incidents could adversely affect the Corporation’s business. In particular, a cyber security incident could result in the loss or corruption of data from the Corporation’s research and development activities, including clinical trials, which may cause significant delays to some or all of the Corporation’s clinical programs. Also, the Corporation’s trade secrets, including unpatented know how, technology and other proprietary information could be disclosed to competitors further to a breach, which would harm the Corporation’s business and competitive position. If the Corporation is unable to protect the confidentiality of its trade secrets, the Corporation’s business and competitive position would be harmed.

The Corporation is subject to privacy and security regulations with respect to the use and disclosure of protected health information. Subject to limited exceptions, the regulations restrict the Corporation’s ability to use or disclose patient identifiable information without patient consent for purposes other than treatment or health-care operations. Any breach of the Corporation’s systems that results in personal information being obtained by unauthorized persons could adversely affect the reputation of the Corporation and lead to litigation, fines and liability for failure to comply with privacy and information security laws.

The Corporation relies on third-party expertise for information technology (“IT”) matters. The Corporation meets with its third-party IT experts on a bi-weekly basis to discuss matters related to cyber security. A penetration test performed by an independent third-party is performed on an annual basis with oversight by the Audit Committee and the functionality of internal controls over IT are confirmed with the Corporation’s third-party IT firm on a quarterly basis.

The Corporation must successfully upgrade and maintain its information technology systems.

The Corporation relies on various information technology systems to manage its operations. There are inherent costs and risks associated with maintaining, modifying and/or changing these systems and implementing new systems, including potential disruption of the Corporation’s internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate its systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into the Corporation’s current systems. In addition, the Corporation’s information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of new information technology systems may also cause disruptions in the Corporation’s business operations and have an adverse effect on its business, prospects, financial condition and operating results.

Risks Related to Regulatory Approval of the Corporation’s Product Candidates and Other Legal Compliance Matters

If the Corporation is not able to obtain, or if there are delays in obtaining, required regulatory approvals, the Corporation may not be able to commercialize its product candidates, and its ability to generate revenue may be materially impaired.

The Corporation’s product candidates, including MVP-S, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, Health Canada and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate will prevent the Corporation from commercializing the product candidate. The Corporation has not received regulatory approval to market any of its product candidates in any jurisdiction. The Corporation has only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third party contract research organizations to assist it in this process. Securing FDA or Health Canada approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA or Health Canada for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing FDA or Health Canada approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA or Health Canada. The Corporation’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude the Corporation from obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. To date, the FDA has only approved one active cellular immunotherapy product. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA or Health Canada has substantial discretion in the approval process and may refuse to accept any application or may decide that the Corporation’s data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval the Corporation ultimately obtains may be limited or subject to restrictions or post approval commitments that render the approved product not commercially viable.

Failure to obtain regulatory approval in international jurisdictions would prevent the Corporation’s product candidates from being marketed abroad.

The Corporation intends to enter into arrangements with third parties under which they would market its products outside Canada or the United States. In order to market and sell the Corporation’s products in the European Union and many other jurisdictions, the Corporation or such third parties must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA or Health Canada approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA or Health Canada approval. In addition, in many countries outside the United States or Canada, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. The Corporation or these third parties may not obtain approvals from regulatory authorities outside the United States or Canada on a timely basis, if at all. Approval by the FDA or Health Canada does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States or Canada does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. The Corporation may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize its products in any market.

If the Corporation fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of the Corporation’s business.

The Corporation is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. The Corporation’s operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. The Corporation’s operations also produce hazardous waste products. The Corporation generally contract with third parties for the disposal of these materials and wastes. The Corporation cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from the Corporation’s use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. The Corporation also could incur significant costs associated with civil or criminal fines and penalties.

Although the Corporation maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. The Corporation does not maintain insurance for environmental liability or toxic tort claims that may be asserted against the Corporation in connection with its storage or disposal of biological, hazardous or radioactive materials.

In addition, the Corporation may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair the Corporation’s research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Any product candidate for which the Corporation obtains marketing approval could be subject to restrictions or withdrawal from the market and the Corporation may be subject to penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with its products, when and if any of them are approved.

Any product candidate for which the Corporation obtains marketing approval, along with the manufacturing processes, post approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, among others, submissions of safety and other post marketing information and reports, registration and listing requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, cGTP requirements, requirements regarding the distribution of samples to physicians and recordkeeping. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post approval marketing and promotion of drugs and biologics to ensure drugs and biologics are marketed only for the approved indications and in accordance with the provisions of the approved label. The FDA imposes stringent restrictions on manufacturers’ communications regarding off label use and if the Corporation does not market its products for their approved indications, the Corporation may be subject to enforcement action for off label marketing.

In addition, later discovery of previously unknown problems with the Corporation’s products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

●	restrictions on such products, manufacturers or manufacturing processes;

●	restrictions on the marketing of a product;

●	restrictions on product distribution;

●	requirements to conduct post marketing clinical trials;

●	Form 483s, warning or untitled letters;

●	withdrawal of the products from the market;

●	refusal to approve pending applications or supplements to approved applications that it submits;

●	recall of products;

●	fines, restitution or disgorgement of profits or revenue;

●	suspension or withdrawal of regulatory approvals;

●	refusal to permit the import or export of the Corporation’s products;

●	product seizure; or

●	injunctions or the imposition of civil or criminal penalties.

Our relationships with customers and third-party payors will be subject to applicable United States anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings. If we or they are unable to comply with these provisions, we may become subject to civil and criminal investigations and proceedings that could have a material adverse effect on our business, financial condition and prospects.

Our activities in the United States are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil False Claims Act, and laws and regulations pertaining to limitations on and reporting of healthcare provider payments (physician sunshine laws). These laws and regulations are interpreted and enforced by various federal, state and local authorities including CMS, the Office of Inspector General for the U.S. Department of Health and Human Services, the U.S. Department of Justice, individual U.S. Attorney offices within the Department of Justice, and state and local governments. These laws include:

●	The U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any good or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	The U.S. civil False Claims Act (which can be enforced through “qui tam,” or whistleblower actions, by private citizens on behalf of the federal government), prohibits any person from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the U.S. federal government;

●	U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal liability and amends provisions on the reporting, investigation, enforcement, and penalizing of civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	State laws and regulations, including state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payer, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities;

●	The Physician Payments Sunshine Act, implemented as the Open Payments program, and its implementing regulations, requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to certain payments made in the preceding calendar year and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; beginning in 2022, applicable manufacturers are required to report such information regarding payments and transfers of value provided, as well as ownership and investment interests held, during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives; and

●	The Foreign Corrupt Practices Act, or FCPA, prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business.

Violations of any of these laws or any other governmental regulations that may apply to us, may subject us to significant civil, criminal and administrative sanctions including penalties, damages, fines, imprisonment, and exclusion from government funded healthcare programs, such as Medicare and Medicaid, and/or adverse publicity. Moreover, government entities and private litigants have asserted claims under state consumer protection statutes against pharmaceutical and medical device companies for alleged false or misleading statements in connection with the marketing, promotion and/or sale of pharmaceutical and/or medical device products.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

The regulations and practices that govern marketing approvals, pricing, commercialization, coverage and reimbursement for new drugs and biologics vary widely from country to country and product to product. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries, including almost all of the member states of the European Economic Area, require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, including the European market, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted and approved products are subject to re-reviews, class reviews and other governmental controls which can negatively impact pricing originally approved. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact any revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidate, if approved, successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the European and U.S. healthcare industries and elsewhere is cost containment. It is currently unknown what impact, if any proposed changes by the federal and state governments in the U.S. and similar changes in foreign countries may have on pricing and reimbursement, particularly with respect to government programs such as Medicare and Medicaid and Pharmacy Benefit Managers for commercial plans, and including reimportation, reference pricing and limitations on manufacturer price increases.

The U.S. Inflation Reduction Act of 2022 contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, the establishment of rebate payment requirements on manufacturers of certain drugs payable under Medicare Parts B and D to penalize price increases that outpace inflation, and requires manufacturers to provide discounts on Part D drugs. Substantial penalties can be assessed for noncompliance with the drug pricing provisions in the Inflation Reduction Act of 2022. The Inflation Reduction Act of 2022 could have the effect of reducing the prices we can charge and reimbursement we receive for our product candidates, if approved, thereby reducing our profitability, and could have a material adverse effect on our financial condition, results of operations and growth prospects. The effect of Inflation Reduction Act of 2022 on our business and the pharmaceutical industry in general is not yet known.

Prices at which we or our customers seek reimbursement for our product candidates, if approved, can be subject to challenge, reduction or denial by the government and other payers. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for pharmaceutical products. We cannot be sure that coverage and reimbursement will be available for any product candidate, if approved, that we commercialize, and, if coverage and reimbursement are available, the level of reimbursement. Reimbursement may impact the demand for any product candidate for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product for which we obtain marketing approval.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect our ability to profitably sell our product candidates, if approved, including implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. The Affordable Care Act was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

There have been significant ongoing judicial, administrative, executive and legislative efforts to modify or eliminate the Affordable Care Act. For example, the Tax Act enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code, commonly referred to as the individual mandate. Other legislative changes have been proposed and adopted since passage of the Affordable Care Act. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which went into effect in April 2013. Subsequent litigation extended the 2% reduction, on average, to 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, the 2% Medicare sequester reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. As of July 2, 2022, the 2% sequester resumed. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The Affordable Care Act has also been subject to challenges in the courts. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the Texas District Court to reconsider its earlier invalidation of the entire Affordable Care Act. An appeal was taken to the U.S. Supreme Court. On June 17, 2021, the Supreme Court ruled that the plaintiffs lacked standing to challenge the law as they had not alleged personal injury traceable to the allegedly unlawful conduct. As a result, the Supreme Court did not rule on the constitutionality of the ACA or any of its provisions.

Further changes to and under the Affordable Care Act remain possible but it is unknown what form any such changes or any law proposed to replace or revise the Affordable Care Act would take, and how or whether it may affect our business in the future. We expect that changes to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry. We also expect that the Affordable Care Act, as well as other healthcare reform measures that have and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our product candidates, if approved. Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payers. With the enactment of the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), as part of the Affordable Care Act, an abbreviated pathway for the approval of biosimilar and interchangeable biological products was created. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be submitted to the FDA until four years, or approved by the FDA until 12 years, after the original brand product identified as the reference product was approved under a biologics license application (“BLA”). The BPCIA is complex and is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning is subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for the Corporation’s biological products.

The Corporation believes that if any of its product candidates were to be approved as biological products under a BLA, such approved products should qualify for the four year and 12 year periods of exclusivity. However, there is a risk that the United States Congress could amend the BPCIA to significantly shorten these exclusivity periods, or that the FDA will not consider the Corporation’s product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the Corporation’s reference products in a way that is similar to traditional generic substitution for non biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

General Risks related to the Corporation

The Corporation’s future success depends on its ability to retain its key executives and to attract, retain and motivate qualified personnel.

The Corporation is highly dependent on its executive officers. Although the Corporation has formal employment agreements with each of its executive officers, these agreements do not prevent the Corporation’s executives from terminating their employment with the Corporation at any time. The loss of the services of any of these persons could impede the achievement of the Corporation’s research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to the Corporation’s success. The Corporation may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. The Corporation also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, the Corporation relies on consultants and advisors, including scientific and clinical advisors, to assist it in formulating its research and development and commercialization strategy. The Corporation’s consultants and advisors may be employed by employers other than the Corporation and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the Corporation.

The Corporation may be unable to obtain scientific research and experimental development tax incentive credits in Canada.

The Corporation is eligible for scientific research and experimental development tax incentive credits in Canada. There is a risk that a Canadian federal or provincial governmental agency could conclude that: (i) some or all of the expenditures were not incurred on scientific research and experimental development activities, (ii) the rate applicable to such credit is different from the rate claimed by the Corporation, and (iii) the related entity does not meet specified criteria for refundable tax credits, and therefore the governmental agency could reduce or disallow claims for such credits, including refundable credits previously funded. Furthermore, if the Canadian taxation authorities reduce the tax credit either by reducing the rate of the credit or the eligibility of some research and development expenses in the future, its operating results will be materially adversely affected.

The Corporation could expand its development, regulatory, manufacturing and sales and marketing capabilities, and as a result, the Corporation may encounter difficulties in managing its growth, which could disrupt the Corporation’s operations.

Based on the outcomes of its ongoing clinical trials, the Corporation could expect to experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of drug development, regulatory affairs, manufacturing and sales and marketing. To manage the Corporation’s future growth, it must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to the Corporation’s limited financial resources, the Corporation may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The physical expansion of the Corporation’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of the Corporation’s business plans or disrupt the Corporation’s operations.

The Corporation may acquire businesses or products, or form strategic alliances, in the future, and the Corporation may not realize the benefits of such acquisitions.

The Corporation may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that the Corporation believes will complement or augment its existing business. If the Corporation acquires businesses with promising products or technologies, the Corporation may not be able to realize the benefit of acquiring such businesses if the Corporation is unable to successfully integrate them with its existing operations and company culture. The Corporation may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent it from realizing their expected benefits or enhancing the Corporation’s business. The Corporation cannot assure investors that, following any such acquisition, it will achieve the expected synergies to justify the transaction.

The Corporation has limited experience operating internationally, is subject to a number of risks associated with its international activities and operations, and may not be successful in its efforts to expand internationally.

The Corporation currently has very limited operations outside of Canada. In order to meet the Corporation’s long-term goals, the Corporation would need to grow its international operations significantly. Consequently, the Corporation is and will continue to be subject to additional risks related to operating in foreign countries, including:

●	the fact that the Corporation has limited experience operating its business internationally;

●	local, economic and political conditions, including inflation, geopolitical events, such as war and terrorism, foreign currency fluctuations and exchange risks, which could result in increased or unpredictable operating expenses and reduced revenues and other obligations incident to doing business in, or with a company located in, another country;

●	the Corporation’s customers’ ability to obtain reimbursement for any product candidate in foreign markets, and unexpected changes in reimbursement and pricing requirements, tariffs, trade barriers and regulatory requirements;

●	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

●	longer lead times for shipping and longer accounts receivable collection times;

●	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

●	reduced protection of intellectual property rights in some foreign countries or the existence of additional potentially relevant third party intellectual property rights; and

●	compliance with foreign laws, rules and regulations, including data privacy requirements, labor relations laws, tax laws, accounting requirements, anti-competition regulations, import, export and trade restrictions, anti-bribery/anti-corruption laws, regulations or rules, which could lead to actions by the Corporation or its licensees, distributors, manufacturers, other third parties who act on its behalf or with whom the Corporation does business in foreign countries or the Corporation’s employees who are working abroad that could subject the Corporation to investigation or prosecution under such foreign laws.

If the Corporation is a passive foreign investment company (“PFIC”) for United States federal income tax purposes, certain adverse tax rules may apply to U.S. Holders of the Common Shares.

Based on estimates of the composition of the Corporation’s income and the value of its assets, the Corporation believes that it was not a PFIC for United States federal income tax purposes for the 2022 taxable year, and further, the determination of the Corporation’s status as a PFIC for the 2023 tax year cannot be made at this time.

The Corporation will be classified as a PFIC for any taxable year for United States federal income tax purposes if either (i) 75% or more of its gross income in that taxable year is passive income or (ii) the average percentage of its assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

PFIC status is determined annually and depends upon the composition of a company’s income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to the Corporation’s PFIC status for future taxable years. The value of the Corporation’s assets will be based, in part, on the then market value of its Common Shares, which is subject to change.

If the Corporation is a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain U.S. Federal Income Tax Considerations” below) holds Common Shares, such U.S. Holders could be subject to adverse United States federal income tax consequences whether or not the Corporation continues to be a PFIC. For example, U.S. Holders may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If the Corporation is a PFIC during a taxable year which a U.S. Holder holds Common Shares, such U.S. Holder may be able to make a “mark-to-market” election or a “qualified electing fund” election that could mitigate the adverse United States federal income tax consequences that would otherwise apply to such U.S. Holder. Although upon request of a U.S. Holder, the Corporation will provide the information necessary for a U.S. Holder to make the qualified electing fund election, no assurance can be given that such information will be available for any lower-tier PFIC that the Corporation does not control. See “Certain U.S. Federal Income Tax Considerations” for additional information.

United States investors may not be able to obtain enforcement of civil liabilities against the Corporation.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Corporation is governed by the Canada Business Corporations Act, that the majority of the Corporation’s officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of the Corporation’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Corporation or certain of the Corporation’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the United States Securities and Exchange Commission (the “SEC”), although it is required to file with or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis as they would with a domestic U.S. issuer when the Corporation’s officers, directors and principal shareholders purchase or sell securities of IMV as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the U.S. proxy rules under the Exchange Act.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

In order to maintain its current status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned of record by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private. If the Corporation is not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Item 4.	Information on the Company

ITEM 4.A.	History and Development of the Company

Name, Address and Incorporation

The Corporation was incorporated on May 18, 2007 under the name of Rhino Resources Inc. pursuant to the Canada Business Corporations Act. In September 2009, the Corporation changed its name to Immunovaccine Inc. and consolidated its outstanding share capital on a 5 to 1 basis. On May 2, 2018, the Corporation changed its name to IMV Inc. and consolidated its outstanding share capital on a 3.2 to 1 basis. On December 7, 2022 the Corporation consolidated its outstanding share capital on a 10 to 1 basis. The Corporation’s head and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.

The Corporation commenced operations in March 2000, based on animal health research pioneered at Dalhousie University in Halifax, Nova Scotia, when it was contracted by the Department of Fisheries and Oceans to develop a contraceptive to control the seal population. The Corporation was able to develop a contraceptive and delivery system that demonstrated long-lasting efficacy from a single dose such that 90% of seals, 10 years after treatment, were still contracepted. From 2000 to 2008, the Corporation concentrated its research efforts on animal contraception for both wildlife and companion animals.

The Corporation continued to develop its various technologies and began exploring potential new human applications. This research eventually led to acquiring peptides to the tumor associated antigen, survivin, from Merck KGaA in 2010. Merck had been unable to generate optimal T cell activation using traditional vaccine delivery technology. By reformulating these same survivin peptides in our DPX® delivery platform, IMV saw improved T cell reactivity in preclinical research highlighting the potential for the treatment of human cancers and the Corporation’s first clinical candidate, MVP-S emerged. Since that time, MVP-S has shown favorable clinical outcomes in multiple cancer indications and across multiple clinical studies.

The Corporation has two wholly-owned subsidiaries, Immunovaccine Technologies Inc., which is incorporated under the laws of the Province of Nova Scotia and IMV USA Inc., which is incorporated under the laws of the State of Delaware.

Recent Developments

Recent clinical progress with our DPX-based immunotherapeutic candidates:

●

We continue to accelerate enrollment in the VITALIZE phase 2b study in relapsed, refractor Diffuse Large B Cell Lymphoma (“r/r DLBCL”) by activating more sites in North America, Europe, Australia and New Zealand. The goal of this study is to further evaluate the Objective Response Rate (“ORR”) observed in the now completed SPiReL phase 2 study which evaluated the combination of MVP-S, intermittent, low-dose cyclophosphamide (“CPA”), and Merck’s checkpoint inhibitor, pembrolizumab (KEYTRUDA®) and to assess whether benefit may be particularly evident in Program Death Ligand 1 (“PD-L1+”) positive patients. Early data from arm 1 of the follow-on, open label VITALIZE study have shown three confirmed, complete responses (“CRs”), one patient assessed with stable disease and two patients with progressive disease from the six evaluable patients that did not progress prior to receiving their first scan due to poor baseline functionality. Completion of stage one enrollment (approximately 30 patients) of this study is expected in Q2 2023.

●	Recruitment and site activation are progressing in our AVALON phase 2b study. The goal of this study is to further evaluate the favorable clinical outcomes observed in our phase 2 DeCidE1 study, which evaluated patients with recurrent ovarian cancer receiving MVP-S and intermittent, low-dose CPA. In the now completed DeCidE1 study, the ORR by RECIST v1.1 was 21% and 15/19 evaluable patients showed either tumor target lesion stabilization or shrinkage. The median overall survival was 19.3 months (intent to treat population), with nearly 45% of patients surviving 2 years. Treatment was well-tolerated with treatment-related adverse events being mostly grade 1 and grade 2 injection site reactions. Enrollment of stage one of the AVALON phase 2b study (approximately 40 patients) is expected to be completed in Q3 2023.

●	We engaged in discussions with experts in the field to determine the best clinical pathway for MVP-S in bladder cancer following the results obtained in the phase 2 “basket” study evaluating MVP-S and intermittent, low-dose CPA in combination with pembrolizumab (KEYTRUDA®) in different solid tumor cancer indications. Favourable clinical outcomes were observed most prominently in metastatic bladder cancer patients. Details on the data observed in the bladder cancer cohort were presented in a late-breaking oral symposium at the American Association for Cancer Research (“AACR”) annual meeting in April 2022. Data showed that five out of 17 patients showed response (2 CRs and 3 partial responses (“PRs”) per RECIST v1.1), Notably, these two CRs were from patients who were treated and progressed through prior checkpoint inhibitors. The combination treatment was well-tolerated, with the majority of adverse events being grade 1 or grade 2 and no severe adverse events attributed to MVP-S.

●	Progress has been made in the enrollment of two neoadjuvant studies; an investigator-led phase 1b clinical study in women with non-metastatic HR+/HER2- breast cancer evaluating MVP-S with an aromatase inhibitor, and a co-funded phase 1 study in non-muscle invasive bladder cancer (“NMIBC”) which evaluates MVP-S and our second DPX-based product candidate, DPX-SurMAGE, in two separate cohorts. The aim of these neoadjuvant studies is to expand our understanding of the DPX mechanism of action (“MOA”) through translational analyses. Translational data from early patients in the breast cancer study were recently presented at the Society for Immunotherapy of Cancer’s (“SITC”) 2022 Annual meeting. In addition, this trial was presented as a ‘Trials in Progress’ poster at the San Antonio Breast Cancer Symposium (“SABCS”) in December 2022. Preliminary translational data from the MVP-S cohort of the NMIBC study is expected in the first half of 2023.

Our goal is to continue pushing MVP-S toward registration trials in r/r DLBCL and ovarian cancer, while leveraging our versatile DPX platform to create cancer vaccines that offer meaningful benefit to patients.

Three Year History

The following events significantly influenced the general development of the business of the Corporation:

Year ended December 31, 2022:

●	On March 16, 2023, that Stonegate Healthcare Partners L.L.C., have been engaged to explore strategic alternatives.

●	On February 13, 2023, positive preliminary data from the VITALIZE Phase 2B trial evaluating its lead DPX product, MVP-S in combination with pembrolizumab (KEYTRUDA®) in patients with r/r DLBCL. Key initial findings from the ongoing VITALIZE trial included:

o	8 Patients with an ECOG score of 0-1 have been enrolled in arm 1 of the study. Of these, 6 have so far been evaluable for efficacy;
o	Of these 6 evaluable patients, 3 patients showed confirmed CRs, 1 patient was assessed with stable disease as best response and 2 patients were assessed with progressive disease as best response; and
o	2 patients with poor level of baseline functionality (ECOG ≥ 2) failed to stay on study through to the first scan and therefore could not be evaluated.

Enrollment of stage one (approximately 30 patients) is expected to be complete in the first half of 2023 and stage one response rate will be communicated when the totality data are available for definitive assessment.

●	On January 9, 2023, Shabnam Kazmi has been appointed to join IMV’s Board of Directors. Ms. Kazmi is an experienced CEO and Founder with over 30 years experience in top-tier global biopharma companies such as Bristol-Myers Squibb, Sanofi and Otsuka America Pharmaceuticals. She currently serves as the CEO of Asellus Ventures, a healthcare advisory and investment firm. Ms. Kazmi’s appointment follows the decision of Ms. Julia P. Gregory who had served on IMV’s Board of Directors since June 2018, to retire from the Board of Directors.

●	On December 20, 2022, the closing of a public offering (the “December 2022 Offering”) for the sale of an aggregate of 3,448,276 common shares or pre-funded warrants and warrants to purchase up to an aggregate of 3,448,276 common shares at a purchase price of US$2.61 per common share (or common share equivalent) and accompanying Warrant priced at-the-market under the Nasdaq rules (the “Warrants”). The Warrants have an exercise price of US$2.50 per share, are exercisable immediately, and will expire five years following their date of issuance. The gross proceeds from the December 2022 Offering to IMV, before deducting placement agent commissions and other offering expenses and excluding any proceeds that may be received upon exercise of the Warrants, were approximately US$9 million.

●	On December 7, 2022, the Corporation implemented a 1-for-10 share consolidation that was approved by the shareholders at 87.87% of the shares voted. The share consolidation was primarily intended to bring the Corporation into compliance with the minimum required closing bid price for continued listing on Nasdaq. The Corporation’s common shares commenced trading on the TSX and Nasdaq on a post-consolidation basis on December 13, 2022. There were 82,369,960 common shares issued and outstanding before the consolidation, and it was expected that there would be 8,236,996 common shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares were issued as a result of the share consolidation. Fractional interests were rounded down to the nearest whole share.

●	On November 25, 2022, the Corporation received a notification letter from the Listing Qualifications Department of the Nasdaq indicating that the Market Value of Listed Securities (“MVLS”) for the last 30 consecutive business days was below the required minimum of US$35 million for continued listing on Nasdaq under Nasdaq Listing Rule 5550(b)(2). The notification letter is only a notification of deficiency and has no immediate effect on the listing or trading of IMV’s common shares. The Corporation will be provided with a compliance period of 180 calendar days, or until May 22, 2023, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C). If at any time before May 22, 2023, the Corporation’s MVLS closes at or above US$35 million for a minimum of ten consecutive business days, Nasdaq will provide written notification that the Corporation has achieved compliance under the MVLS requirement, and the matter will be closed. In the event the Corporation does not regain compliance by May 22, 2023, the Corporation may face delisting.

●	On September 15, 2022, a strategic reorganization to reduce its workforce by approximately one third. The Corporation will focus resources on ongoing MVP-S clinical programs in immuno-oncology, most notably the

Phase 2B trials VITALIZE (in r/r DLBCL) and AVALON (in advanced, metastatic ovarian cancer). The Corporation continues to invest in its DPX platform and to leverage this novel technology to drive key strategic partnerships.

●	On September 15, 2022, Dr. Saman Maleki has been appointed to join IMV’s Board of Directors. Dr. Maleki is an Assistant Professor of Oncology, Pathology & Laboratory Medicine, and Medical Biophysics at Western University. Dr. Maleki replaced Brittany Davison on the Board of Directors. Brittany Davison was promoted to Chief Accounting Officer (“CAO”) from her previous role as Senior Vice President, Finance.

●	On August 5, 2022, that in order to maintain the remainder of its at-the-market (“October 2020 ATM”) facility, the Corporation re-entered into an equity-distribution agreement dated August 4, 2022 with Piper Sandler & Co. (“Piper Sandler”) pursuant to which the Corporation may from time to time sell through “at-the-market” offerings, with Piper Sandler acting as sales agent, on the Nasdaq such number of common shares that have an aggregate offering price of up to US$50 million under the ATM Prospectus Supplement. This was filed as a result of the underlying Canadian final base shelf prospectus expiring on July 25, 2022.

●	On July 8, 2022, the Corporation received a letter from the Listing Qualifications Department of the Nasdaq indicating that, based upon the closing bid price of the Common Shares for the 30 consecutive business day period between May 23, 2022, through July 6, 2022, IMV did not meet the minimum bid price of US$1.00 per share required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). This notice had no immediate effect on the Corporation’s business operations or listing of the Common Shares on the Nasdaq. Following the share consolidation described above on December 7, 2022, Nasdaq provided written notification on December 28, 2022 that the Corporation achieved compliance under the Minimum Bid Price Requirement, and this matter was closed.

●	On June 22, 2022, the drawdown of the remaining US$10 million available under the Corporation’s existing US$25 million debt facility with Horizon Technology Finance Corporation (“Horizon”). This drawdown was made available as the Corporation achieved a predetermined milestone following site activation in its phase 2b AVALON trial. AVALON is a phase 2B, single arm trial evaluating MVP-S and intermittent, low-dose CPA in subjects with platinum-resistant ovarian cancer. The goal of this trial is to further evaluate the data observed in our phase 2 DeCidE trial. This study dosed its first patient in August 2022.

●	On April 22, 2022, the appointment of existing director, Michael P. Bailey to Chairman of the Board, effective May 1, 2022.

●	On April 8, 2022, safety and preliminary efficacy data of the combination of the Corporation’s lead product candidate, MVP-S, with pembrolizumab (KEYTRUDA®) from a phase 2 basket study of patients with advanced, metastatic bladder cancer. Data was presented at a late-breaking oral symposium at AACR on April 12, 2022. The preliminary results suggest that IMV’s therapy may provide a well-tolerated therapeutic alternative for advanced, metastatic bladder cancer patients in need of new treatment options:

o	Five out of 17 subjects showed response (2 confirmed CRs and 3 PRs per RECIST v1.1);
o	CRs and PRs were observed in some patients who had progressed through prior immune checkpoint inhibitor therapy;
o	Survivin-specific T cells were most evident in patients with the most favorable clinical outcomes; and
o	The combination treatment was well-tolerated, with the majority of adverse events being grade 1 or grade 2.

●	On March 31, 2022, Pierre Labbé, the Corporation’s former Chief Financial Officer, announced his retirement from the Corporation. Mr. Labbé continued to consult with IMV until the end of the third quarter to support the transition of his functions.

●	On March 17, 2022, preparation to initiate AVALON, a phase 2B, single arm trial evaluating MVP-S and intermittent low-dose CPA in subjects with platinum-resistant ovarian cancer is ongoing. The goal of this trial is to further evaluate the data observed in our phase 2 DeCidE trial.

●	On January 12, 2022, the first patient dosed in the VITALIZE Phase 2B clinical trial. VITALIZE will further evaluate the therapeutic potential of IMV’s lead compound, MVP-S, in combination with Merck’s anti-PD-1 therapy, pembrolizumab (KEYTRUDA®) and Low Dose CPA, in patients with r/r DLBCL.

Year ended December 31, 2021

●	On December 22, 2021, the appointment of Andrew Hall to the role of Chief Executive Officer (“CEO”) and Director of the Board, effective January 1, 2022.

●	On December 21, 2021, the completion of enrolment in the Phase 2 basket clinical study evaluating MVP-S in combination with Merck’s KEYTRUDA® in patients with metastatic bladder and MSI-H solid tumors. IMV enrolled 131 patients across clinical sites in the U.S. and Canada. Monitoring is ongoing for patients on treatment, but enrolment is now closed. Promising preliminary results were observed in the metastatic bladder and MSI-H cohorts and the Corporation is currently evaluating the path forward in the metastatic bladder indication.

●	On December 17, 2021, the completion of a $25 million long-term debt facility led by Horizon (Nasdaq: HRZN). IMV had drawn down $15 million with an additional $10 million available upon achievement of a pre-determined milestone. Of the initial $15 million draw down, CAD$4.5 million has been used to pay off IMV’s existing term loan with the government of Nova Scotia. The remaining proceeds from the facility will be used to support the ongoing clinical development of key investigational product candidates within IMV’s pipeline and for general working capital purposes.

●	On December 2, 2021, new translational data implicating B cells in the therapeutic potential of MVP-S treatment in ovarian cancer patients. The abstract released by the ESMO-IO congress highlighted that:

o	Enriched B cell infiltration was detected in on-treatment tumor samples, especially in patients who showed tumor reduction; the strongest increase was observed within memory B cells,
o	The frequency of systemic plasmablasts increased on-study in most of assessed patients and was more pronounced in patients with tumor shrinkage,
o	Antibodies to all 5 survivin peptides were detected in plasma samples and were more prominent in patients with tumor shrinkage.

●	On November 30, 2021, the first patient with hormone receptor positive/HER2-negative (HR+/HER2-) breast cancer was dosed with our lead compound, MVP-S. In this trial, MVP-S is being administered in combination with an aromatase inhibitor, with or without radiotherapy or cyclophosphamide prior to surgery.

●	On August 10, 2021, final top-line results of the DeCidE1 phase 2 clinical trial evaluating MVP-S in patients with advanced recurrent ovarian cancer. Treatment was well-tolerated with an overall survival rate of 44.9% at 23.8 months of follow up and a median overall survival of 19.9 months. We believe these results are particularly encouraging because many subjects in the trial had been heavily pre-treated and 57.9% were platinum resistant. These results and data from the completed translational analyses informed the design of the phase 2 AVALON clinical study to be initiated in the second half of 2022.

●	On August 4, 2021, that Frederic Ors stepped down as CEO. The Board of Directors appointed Andrew Hall, the Corporation’s Chief Business Officer, as Interim CEO.

●	On July 20, 2021, the closing of a public offering (the “July 2021 Offering”) of 14,285,714 units (the “Units”) at a price to the public of $1.75 per Unit, for aggregate gross proceeds of approximately $25 million, before deducting underwriting commissions and offering expenses and excluding any proceeds the Corporation may receive from the exercise of the underlying warrants. Each Unit is comprised of one common share and three-quarters of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of $2.10 per common share, subject to adjustment in certain events, until July 20, 2026. If the Warrants are fully exercised it will represent approximately $22.5M of additional gross proceeds.

●	On June 9, 2021, the appointment of Jeremy R. Graff, Ph.D. as Chief Scientific Officer, effective as of June 14, 2021. Dr. Graff brings over 20 years of experience in preclinical and clinical research and translational analysis for novel immune-activating therapeutics in oncology.

●	On May 12, 2021, the resignation of Dr. Joanne Schindler as Chief Medical Officer, effective June 11, 2021.

●	On May 11, 2021, the appointment of Dr. Michael Kalos, to its board of directors effective May 11, 2021. Dr. Kalos is an internationally recognized expert in T cell therapy and immunotherapy and brings over 25 years of experience from both industry and academia. The Corporation also announced that James Hall, who has served on IMV’s Board of Directors since February 2010, would retire from his role at the annual general meeting in June 2021.

●	On May 10, 2021, initiated a Phase 1b clinical trial with its lead compound, MVP-S in patients with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment. This investigator-initiated Phase 1B clinical study is being conducted at the Providence Cancer Institute.

This three-arm Phase 1B trial is designed to assess the combination of MVP-S and standard-of-care aromatase inhibitor with/without radiotherapy or CPA prior to surgery. Across the three arms of this study, IMV’s lead compound will be evaluated in 18 subjects with resectable, non-metastatic HR+/HER2-breast cancer.

●	On April 7, 2021, following feedback from the FDA on the design of the clinical development program, IMV has entered into an agreement with Merck to initiate a Phase 2B clinical trial to evaluate its lead compound, MVP-S in combination with pembrolizumab (KEYTRUDA®), Merck’s anti-PD-1 therapy, in patients with r/r DLBCL. The contribution of CPA as an activator of immune response is also being evaluated in this trial.

●	On March 25, 2021 the appointment of Kyle Kuvalanka to the Board of Directors effective April 1, 2021. Concurrent to Mr. Kuvalanka’s appointment, Wayne Pisano, who has served on IMV’s Board of Directors since October 2011, retired from his role with the Corporation.

Year ended December 31, 2020

●	On December 28, 2020, updated progress on its COVID-19 vaccine program including:

o	Completed safety studies that include GLP toxicology and observed favorable safety outcomes;
o	Completed preclinical immunogenicity studies showing potential for long-term protection with antibody titers maintained throughout the duration of studies (Day 140);
o	Completed a challenge study in ferrets that demonstrated reductions of viral load in the nasal tissue;
o	Demonstrated T cell response and “natural” immunity in convalescent plasma against the targeted epitope peptides in the DPX-COVID-19 formulation; and
o	Demonstrated stability of DPX-COVID-19 at room temperature and 2°C to 8°C for at least 3 months.

●	On December 3, 2020, updated clinical response and translational data from DeCidE1, its Phase 2 study evaluating the safety and efficacy of MVP-S with intermittent low-dose CPA in patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer. As presented on December 3, 2020, 19 patients were evaluable for efficacy with one patient (5%) still receiving treatment. Notably, the majority of patients had received >3 lines of prior therapy and were resistant or refractory to their last platinum regimen. Key findings on the safety and efficacy outcomes of 19 evaluable patients receiving MVP-S/CPA are outlined below:

o	79% of patients (5 PR and 10 stable disease (“SD”)) showed clinical benefits;
o	Durable clinical benefits over 6 months were observed in 7 patients (37%);
o	5 patients (26.3%) demonstrated clinical benefit duration of approximately one year (11-16 months) with two patients still benefiting from treatment;
o	Long tail progression free survival (“PFS”) was observed and consistent with immunotherapies in other cancer indications;
o	mPFS: 4.47 months;
o	6-month PFS of 39%;
o	12-month PFS of 20%;
o	66.1% 12-month overall survival rate. As more than 50% of patients are still alive, the median overall survival has not been reached; and
o	Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site.

Extensive translational analyses are ongoing on collected peripheral blood mononuclear cells (“PBMC”), tumor tissue and plasma. Results obtained so far link the observed clinical benefit with survivin-specific T cells, supporting MVP-S’s unique MOA:

o	Survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients was observed; and
o	Infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment.

●	On November 10, 2020, the appointment of Andrew Hall to the newly created role of Chief Business Officer.

●	On November 9, 2020, that the Corporation’s T cell therapy demonstrates an 86% Objective response rate in combination with Merck’s pembrolizumab (KEYTRUDA®) in patients with PD-L1 positive r/r DLBCL. All clinical responses observed so far in the study have been in PD-L1 positive subjects defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more. No benefits have been observed in the PD-L1 negative population (n=11) where all subjects experienced PD (n=9) or a SD (n=2). The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for r/r DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond. As of the data cut-off date for the presentation at SITC, 18 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis. Thirty-nine percent (7/18) of subjects demonstrated a positive pre-treatment tumor PD-L1 expression. Key findings for this population include:

o	Observed 100% Disease control rate (SD, PR or CR); and
o	86% (6/7 subjects) Objective Response Rate (3 CR, and 3 PR).

●	On October 16, 2020, that it entered into an Equity Distribution Agreement with Piper Sandler authorizing the Corporation to offer and sell, through “at-the-market” offerings on Nasdaq, Common Shares from time-to-time up to an aggregate offering price of US$50 million through Piper Sandler, as agent. The Corporation intended to use the net proceeds from this offering for research and development expenditures, clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate and general corporate purposes.

●	On October 8, 2020, updated progress on its COVID-19 vaccine program including:

o	Confirmed an additional $5.4 million in government funding from National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) for the clinical development and manufacturing of DPX-COVID-19;
o	On August 5, 2020, confirmed $4.75 million of funding from Canadian governmental agencies to advance Phase 1 clinical development of its vaccine candidate, DPX-COVID-19. The Corporation received $4.15 million in advisory services and funding from the NRC IRAP, Atlantic Canada Opportunities Agency and Next Generation Manufacturing Canada to support scale-up of DPX-COVID-19 manufacturing process and its evaluation in a phase 1 clinical trial. In addition to this funding, IMV also received $600,000 from the NRC IRAP Innovation Assistance Program (“IRAP IAP”).

●	On July 20, 2020, the appointment of Michael P. Bailey to the Board of Directors.

●	On July 14, 2020, updated progress on its COVID-19 vaccine program. Since IMV announced the selection of its vaccine candidate on May 21, 2020, the Corporation made significant progress including:

o	Preclinical studies demonstrated the capacity of DPX-COVID-19 to induce strong immunogenicity including the binding on target to the spike protein and viral neutralization;
o	The Corporation has completed the cGMP formulation and manufacturing process development for DPX-COVID-19; and
o	Multiple batches have been successfully produced at IMV.

●	On June 30, 2020, that in order to maintain the remainder of its at-the-market (“ATM”) facility, the Corporation re-entered into an equity-distribution agreement dated June 30, 2020 with Piper Sandler pursuant to which the Corporation may from time to time sell through “at-the-market” offerings (the “ATM Offering”), with Piper Sandler acting as sales agent, on the Nasdaq such number of common shares that have an aggregate offering price of up to US$24.5 million under the ATM Prospectus Supplement. This amount reflects the amount which remains unsold following the Corporation entering into the initial equity distribution agreement with Piper Sandler for an aggregate amount of US$30 million as of such date and was filed as a result of the underlying Canadian final base shelf prospectus expiring on July 5, 2020.

●	On May 29, 2020, updated clinical response and translational data from DeCidE1, its Phase 2 study evaluating the safety and efficacy of MVP-S with intermittent low-dose CPA in patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer.

As of data cut-off date, May 2, 2020, 19 patients were evaluable for efficacy with four patients (21%) still receiving treatment. Notably, 18/19 evaluable patients had stage 3 or 4 disease at time of diagnosis, the majority of whom had received >3 lines of prior therapy and were platinum resistant. Key findings on the safety and efficacy of MVP-S/CPA are outlined below:

o	5/19 patients (26%) achieved a PR with tumor regression >30% on target lesions;
o	15/19 patients (79%) achieved disease control, defined as Stable Disease or Partial Response on target lesions;
o	Tumor shrinkage of target lesions was observed in 10 patients (53%).
o	Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site;
o	Durable clinical benefits lasting ≥ 6 months were observed in seven patients (37%);
o	5/7 patients (71%) have now reached duration of clinical benefit > 10 months including three patients with PR and two patients with SD; and
o	The two patients with SD are about to reach the 1-year mark.

Translational analyses on longitudinally collected PBMCs and tumor tissue samples link observed clinical benefit and survivin-specific T cells, supporting MVP-S’s unique MOA. Key translational findings are outlined below:

o	Survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients was observed; and
o	Infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment, which was shown in an analysis of the TCRβ repertoires in five subjects who achieved stable disease.

These data were presented in a poster session (Abstract Number: 6075) at the ASCO20 Virtual Scientific Program.

●	On May 21, 2020, that it had selected a vaccine candidate against COVID-19 to advance into human clinical studies and has positive preclinical results demonstrating robust immunogenic and antibody responses from the majority of peptide epitopes. The antibody responses observed were equivalent or superior to levels achieved with DPX-RSV, which delivered a robust and sustained immune response in a Phase 1 study. Based on these data, the Corporation selected multiple peptide epitopes to be formulated within its DPX platform to form a vaccine candidate against the novel coronavirus, DPX-COVID-19.

●	On May 7, 2020, the completion of a private placement (the “Private Placement”) of 8,770,005 units of the Corporation (each, a “Unit”) at the market price of $2.86 per Unit. With aggregate gross proceeds of approximately $25.1 million, this non-brokered private placement was co-led by Fonds de Solidarité FTQ, an existing investor, and Lumira Ventures, a new investor in the Corporation, along with participation by Altium Capital, also a new investor in IMV, together with incumbent investors.

●	On March 30, 2020, that it had made significant progress on the development of DPX-COVID-19, a vaccine candidate against the novel coronavirus, including:

o	The Corporation has used sequences of the virus and immunoinformatics to predict and identify several hundred epitopes, of which 23 were selected for their biological relevance to the virus and potential to generate neutralizing antibodies against SARS-CoV-2;
o	Based on this analysis, IMV has begun manufacturing peptide candidates targeting these epitopes as well as planning with IMV’s suppliers and contract manufacturers to prepare for cGMP manufacturing
o	In collaboration with Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City, preclinical assays in animal models are also planned in April through May of this year to validate the safety profile and potency of the vaccine candidate.
o	In collaboration with Joanne Langley, M.D. at the Canadian Center for Vaccinology (CCfV) and the Canadian Immunization Research Network (CIRN) the design of a Phase 1 clinical study in 48 healthy subjects was completed and clinical sites identified in both Nova Scotia and Quebec;
o	IMV had initiated discussions with Health Canada in preparation for a clinical trial application (“CTA”).
o	The Corporation submitted several grant applications in Canada in an effort to help support its clinical program.

●	On March 18, 2020, that it was advancing the clinical development of a DPX-based vaccine candidate against COVID-19. The goal of the development program, in collaboration with lead investigators for the phase 1 clinical study: Joanne Langley, M.D. and Scott Halperin, M.D., of the CCfV at Dalhousie University, the Izaak Walton Killam Health Center and the Nova Scotia Health Authority and the CIRN; along with Dr. Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City and GUARD in Canada, was to establish the clinical safety and immunogenicity of a vaccine candidate based on the Corporation’s DPX delivery technology and incorporating peptides targeting novel epitopes from the coronavirus strain.

●	On February 25, 2020, that updated results from DeCidE1, an ongoing Phase 2 study of its lead candidate, MVP-S, in patients with advanced recurrent ovarian cancer were reported during a conference call and webcast. All 22 patients with advanced recurrent ovarian cancer enrolled in this arm of the study were heavily pre-treated, with the median number of prior therapies greater than three. As of February 24, 2020, 19 patients were evaluable for efficacy with six patients (31%) still receiving treatment. Key preliminary findings are outlined below: 15 patients (79%) achieved disease control, defined as Stable Disease or Partial Response on target lesions:

o	Tumor shrinkage of target lesions was observed in 10 patients (53%).
o	Durable clinical benefits lasting ≥6 months were observed in seven patients (37%) so far:
o	Four of these seven patients (21% of evaluable patients) achieved PR with tumor regression >30% on target lesions;
o	Three stable diseases were ongoing for > 6 months (range 7-9) including -29.5% and -12% tumor regressions; and
o	Median duration not reached yet, with five of these seven (71%) patients still on treatment at > 6 months (range 7-10).
o	Analysis of Baseline Tumor Burden (BTB) showed durable clinical benefits across a broad range of BTB (1.5-7.7 cm) with a higher number of patients achieving benefits in BTB < 5 cm as previously observed in other arms of the study:
o	Six out 11 with BTB < 5 cm (55%) achieved clinical benefits lasting > 6 months.
o	Durable clinical benefits include platinum-resistant and refractory patients who previously received PARP inhibitors and bevacizumab; and
o	Treatment was well-tolerated, with most adverse events being Grade 1-2 reactions at the injection site.

●	On February 14, 2020, that Albert Scardino was to retire from the IMV Board of Directors effective February 28, 2020.

●	On February 4, 2020, the presentation of clinical translational data supporting the MOA of its lead compound, MVP-S, during the 2020 ASCO-SITC Clinical Immuno-Oncology Symposium, being held in Orlando, FL.

As part of this analysis, the Corporation measured systemic immune responses, tumor immune infiltrates and clinical tumor response from pre- and post-treatment patient samples in connection with three Phase 1 and/or Phase 2 clinical studies, each evaluating MVP-S alone or in a combination regimen in patients with platinum-sensitive or resistant, advanced ovarian cancer. Highlights from these translational data include:

o	MVP-S Survivin-specific T cells in the blood of 80% of patients sampled were observed;
o	Clinical anti-tumor responses were correlated with increased infiltration of T cells into tumors following treatment with MVP-S;
o	Enrichment in T cell, cytotoxic lymphocytes and B cell-specific signatures which correlate with clinical response was observed; and
o	Antigen-specific T cells retained their functionality throughout the duration of treatment.

ITEM 4.B.	Business Overview

Overview

We are a clinical-stage biopharmaceutical company developing a novel class of cancer vaccines based on DPX® (“DPX” or “DPX Platform”), our immune-educating technology platform. DPX is designed to inform a specific, coordinated and persistent anti-tumor immune response, that could change the lives of patients with cancer.

DPX is a novel delivery technology that has the potential to realize the promise of cancer vaccines in treating cancer, while preserving patients’ quality of life. DPX is designed to drive a targeted and persistent immune response expressly through antigen presenting cells (“APCs”) and into regional lymph nodes, mimicking the natural processing and flow of antigens through the immune system to promote specific immunity. DPX is a versatile delivery platform that can package a wide range of bioactive molecules in a single formulation to incite the tumor-killing function of multiple, distinct immune cell subtypes. Unlike other cancer vaccine delivery modalities, by trafficking therapeutic targets directly to the lymph node via distinct immune cells, we mirror the way the human immune system typically forms a response to a target. This differentiated mechanism of action is designed to create a robust and persistent reignition of targeted tumor killing by the patient’s own immune system. Our DPX technology is being developed for cancer indications but is applicable to a variety of other therapeutic areas where the generation of a target-specific immune response may mitigate and destroy disease.

Our lead product candidate, maveropepimut-S is a DPX-based therapeutic cancer vaccine targeting the tumor associated protein survivin. When administered alone or in combination with other agents, MVP-S is designed to incite durable clinical benefit in patients with hematologic or solid tumors as a result of a robust, persistent immune response to the cancer antigen, survivin. Survivin is overexpressed in most solid and hematologic tumors but rarely found in normal adult tissues. In our clinical studies, over 300 patients have been dosed with MVP-S and the treatment is generally well-tolerated with only mild to moderate site injection reactions reported as the primary adverse event.  Treatment is administered in very low doses approximately once every two months, which is designed to drive a persistent immune attack. Clinical data supports the therapeutic potential of MVP-S in human cancers and also suggests that the anti-tumor activity of MVP-S in some tumor types may be further enhanced through combination with other immune modulators and/or anti-cancer drugs.

Ongoing clinical studies are evaluating MVP-S alone and in combination with low-dose CPA and/or Merck’s pembrolizumab (KEYTRUDA®) in patients with treatment-refractory cancers like DLBCL and ovarian cancer. MVP-S is also being evaluated in earlier-stage trials in a neoadjuvant setting in NMIBC and breast cancer.

OUR DPX® DELIVERY PLATFORM PROVIDES UNIQUE ADVANTAGES

Our DPX technology is a unique and patented delivery platform that can incorporate a range of bioactive molecules and is designed to produce targeted, long-lasting immune responses enabled by various formulated components.

DPX has a differentiated mechanism of action that educates a coordinated immune response.

DPX is a versatile technology for delivery of single or multiple bioactive molecules, including peptides, whole proteins, RNA, DNA, small molecules, and virus-like particles (“VLPs”).

We believe that our DPX technology is unique and differentiated from prior, generally unsuccessful cancer vaccine technologies. These prior cancer vaccine efforts were focused on delivering specific cancer antigens in an aqueous or emulsion-based formulation, often requiring co-administration of additional immune stimuli. These historical approaches largely failed to elicit a sufficiently robust, persistent immune response as the antigens packaged in these formulations often leached into surrounding tissue. As a consequence, in these aqueous or emulsion-based formulations, the immune-educating information (i.e. antigens and immune stimuli) interacted inappropriately with both non-immune and immune cells, often even repressing the intended immune responsiveness. Current research suggests1 that an effective cancer vaccine strategy would direct immune-educating cargo specifically into an immune cell subset known as APCs. Recent scientific literature also suggests that the ideal cancer vaccine would provide additional immune stimuli in a single formulation (rather than by co-administration) to activate these APCs to ensure that any given APC would consume and process all of the needed information at once and take that information to the regional, draining lymph nodes where immune responses are typically instigated. IMV’s DPX technology utilizes a novel lipid-in-oil formulation designed to package a wide variety of immune educating cargo into a singular formulation that maintains antigens at the site of injection for prolonged interaction with the immune system. DPX does not leach cargo into surrounding tissues but, rather, directs uptake specifically by APCs, which then traffic the cargo to regional lymph nodes to drive robust and persistent immune responses. In this manner, IMV’s DPX technology is designed to promote a more physiologically effective flow of information through the immune system and, consequently, a more robust immune response than can be elicited by the same antigens packaged in a conventional emulsion.

In clinical trials, DPX-based immunotherapy candidates (administered alone and in combination with other agents) have achieved robust, sustained immune responses with infrequent, low-volume injections that have been well tolerated (most commonly Grade 1 or 2 injection site reactions). In the clinic, our lead therapeutic candidate, MVP-S, has been shown to elicit an increase in both T and B cell infiltration into tumors. Results from clinical/translational studies and preclinical models suggesting a distinct role for NK cells, in addition to the previously recognized role for T and B cells, in DPX-mediated immunotherapeutic anti-tumor activity. The poster presented at AACR 2022 is available for viewing on our website2.

[1]	Sellars et al., 2022; Saxsena et al, 2021

[2]	https://www.imv-inc.com/the-dpx-platform/scientific-publications-posters. The information contained on or that can be accessed through the Corporation’s website is not a part of or incorporated by reference in this document.

We believe our non-aqueous, lipid-in-oil based DPX technology can confer numerous practical advantages, including utilizing fully synthetic excipients in manufacturing as well as the ability to incorporate both hydrophilic and hydrophobic molecules (e.g. antigens and immune stimuli), enabling long-term shelf stability and subcutaneous administration in an outpatient office setting.

OUR BUSINESS STRATEGY

Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2022 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 28 million and the number of cancer deaths to 16.2 million by 2040, solely due to the growth of the aging population.

Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to proliferate. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects or the negative impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence.

Despite recent advances in some cancer indications, independent sources3 note a high unmet medical need in cancer therapy, noting the median survival rate remains poor.

Even though the immune system can prevent or slow cancer growth, cancer cells have numerous mechanisms to evade immune detection and destruction. Cancer immunotherapy is a type of treatment that is designed to activate and leverage a patient’s own immune system to control and eradicate cancer cells. The National Cancer Institute describes several types of immunotherapies, including Immune Checkpoint Inhibitors (“CPIs”) like Merck’s pembrolizumab (KEYTRUDA®), activated T-cell transfer therapies, monoclonal antibodies, treatment vaccines and immune modulators. Although immunotherapy has revolutionized cancer treatment in the last decade, these treatments provide benefit only to a minority of patients and can cause serious side effects, including organ-specific and systemic

[3]	Cancer Facts and Figures 2022. American Cancer Society

inflammation. Unfortunately, even patients who initially respond to immunotherapy may relapse and succumb to their disease.

The targeted nature of therapeutic vaccination as a treatment for cancer has led to significant investment in this field, however previous efforts in this space have failed to generate clinical benefit. To overcome these clinical failures, the field has focussed on improving the quality of the therapeutic. Many companies have focussed AI and large data investment to improve the probability of success of peptide and mRNA technologies. However, the gap between promising biology and therapeutic benefit remains unclosed. Recent evidence4 suggests it is not the quality of the therapeutic that limits clinical success, but rather the way in which the therapeutic is delivered.

Traditionally, cancer vaccines have been emulsified in either an aqueous solution or lipid emulsion. The presumption being that a satisfactory presentation of the target would be enough to generate clinical benefit. As numerous clinical trials have confirmed, this assumption has led to clinical failure. The DPX platform is amongst a set of competitive technologies attempting to bridge the gap to clinical success through targeted delivery. To our knowledge, there is currently only one FDA approved cancer vaccine, Dendreon’s Provenge (sipuleucel-T) for the treatment of prostate cancer.

We are leveraging the unique mechanism of action of the DPX platform to create novel immune-educating cancer vaccines, which are designed to induce an immune response that mimics the natural flow of antigens through the immune system. Through the expertise of our teams, the quality of our science and emerging strategic partnerships, our mission is to push the boundaries of our novel immunotherapeutic platform to offer better treatments for patients with solid or hematological cancers. The favorable safety outcomes shown by our lead product candidate, MVP-S, in clinical trials to date encourage us to seek opportunities for combination with other immunotherapies to induce a synergistic activation of a patient’s immune systems against cancer. We are exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties to continue developing new DPX-based immunotherapies.

We are also evaluating potential licensing opportunities for our programs outside of immuno-oncology and for other applications of the DPX technology. We may seek additional equity and non-dilutive funding to advance the development of our immune-oncology product candidates and potential new programs.

[4]	MC Sellar et al. Cancer Vaccines: Building a bridge over troubled waters. Cell 2022 Jul 21: 185(15):2770-2788 - doi: 10.1016/j.cell.2022.06.035.

A FOCUS ON IMMUNO-ONCOLOGY

IMV owns or is the exclusive licensee of all DPX-based products.

Results of research with DPX-based immunotherapies have shown robust and sustained antigen-specific T-cell activity in preclinical tumor models and in humans with advanced cancers. Notably, preclinical and early clinical research indicates that DPX-based immunotherapies can also enlist other immune cell types, including B cells, and NK cells, in the anti-cancer response. IMV’s immune-educating therapies are well tolerated and can readily be combined with other immunotherapeutic approaches, including CPIs.

OUR DPX®-BASED IMMUNOTHERAPIES

Our Lead Cancer Immunotherapy Candidate: Maveropepimut-S

MVP-S is our first DPX-based therapeutic cancer vaccine candidate and is designed to instigate a specific immune response to survivin, a protein commonly overexpressed in many advanced cancers. MVP-S is comprised of five distinct peptides from the survivin protein, a peptide to activate CD4 T “helper” cells (A16L), and an activator of innate immune cells (polydIdC). Together, these components are designed to elicit a robust, persistent induction of survivin-specific CD8 “killer” T cells that patrol the body to seek out and specifically eradicate survivin-expressing cancer cells.

Survivin is a well-known tumor-associated antigen and is overexpressed in most solid and liquid tumors, but rarely in normal, terminally differentiated, adult tissues. Survivin supports tumor growth and metastasis by protecting tumor cells from apoptosis conferring resistance to chemotherapy and radiotherapy. Survivin expression is correlated with tumor aggressiveness and poor prognosis in multiple cancers5.

MVP-S has been shown to enhance survivin-specific immune responses in preclinical mouse models when compared with these same survivin-specific peptides administered in an emulsion-based formulation. In the clinic, MVP-S has shown promising clinical activity in different cancer indications whereas Lennerz et al. (2014) described that these same survivin peptides formulated in a conventional emulsion demonstrated limited clinical benefit with no objective responses. These results were presented at the last AACR-NCI-EORTC meeting in September 2021. The presentation is available for viewing on our website6.

Ongoing clinical programs are evaluating MVP-S alone and in combination with intermittent, low dose cyclophosphamide and anti-cancer drugs in patients with advanced DLBCL, ovarian cancer, breast cancer, and other

[5]	Virrey JJ et al. Increased survivin expression confers chemoresistance to tumor-associated endothelial cells. The American journal of pathology. 2008;173(2):575-585.

[6]	https://www.imv-inc.com/the-dpx-platform/scientific-publications-posters. The information contained on, or that can be accessed through the Corporation’s website is not a part of or incorporated by reference in this document.

solid tumors. Treatment is administered subcutaneously in very low doses approximately once every two months, which is designed to drive a persistent immune attack, while limiting toxicity.

In certain clinical trials, IMV is exploring the activity of MVP-S, with and without intermittent oral, low-dose CPA used as an immune-modulator. Conventional chemotherapeutic drugs are traditionally used for their cytotoxic effect on tumors, but CPA can also be used at lower doses to potentiate the activity of other immunotherapies without inducing significant cytotoxicity. Several studies have demonstrated that low-dose regimens of CPA can have multiple beneficial effects for T cell therapies, including reduced T regulatory cell numbers and increased effector T cells (Hugues et al, Immunology. 2018). In phase 1 clinical studies, IMV has demonstrated that patients receiving intermittent low-dose oral CPA and MVP-S show increased polyfunctional, survivin-specific T cells when compared to patients treated only with MVP-S (Weir et Al, AACR, 2016).

Orphan Drug Status

The Corporation announced, in November 2016, that the EMA had granted orphan drug designation status to IMV’s MVP-S in ovarian cancer. In July 2015, the FDA also granted orphan drug status to MVP-S for the treatment of ovarian cancer. This designation is valid for all applications of MVP-S in ovarian cancer without restriction to a specific stage of disease.

Clinical programs with MVP-S

The clinical development of our lead compound, MVP-S, is focused on exploring its therapeutic potential in stage-gated clinical trials, with the goal of advancing MVP-S toward registration trials based on observed clinical signals in each stage.

DLBCL – VITALIZE phase 2b clinical trial (IMV-sponsored)

According to GlobalData: DLBCL, Competitive Landscape 2021, Diffuse Large B Cell Lymphoma is the most common and aggressive form of Non-Hodgkin Lymphoma (“NHL”) accounting for 30%-40% of all cases of adult NHL. With 27,000 new DLBCL cases per year in the United States, this blood cancer represents a high unmet medical need. Patients with aggressive NHLs such as DLBCL can generally expect low median survival rates (median overall survival is 4.4 months for patients who fail salvage regimens). The prognosis of patients with r/r DLBCL is poor, and clinical, economic, and logistical barriers limit access to potentially curative therapies. Only about 50% of r/r DLBCL patients respond to salvage chemotherapy and are thus eligible for autologous stem cell transplant (“ASCT”) in the 2nd line setting7. Utilization of CAR T-cell therapies is limited by high cost, payer denials, cumbersome logistics, toxicity, and patient proximity to a specialized center8 and is only available to patients in certain countries. While new therapy options in the relapsed/refractory setting are becoming available for patients with DLBCL, there remains an unmet need for these patients in later lines of therapy, with 60% or less of third-line eligible patients initiated systemic treatments in both the US and Western Europe10.

Survivin overexpression is common in DLBCL and is associated with advanced clinical stage, high-risk International Prognostic Index scores, bone marrow involvement, and short overall survival, suggesting that immunotherapy incorporating MVP-S may be appropriate in DLBCL9.

In our clinical trials, we evaluate r/r DLBCL patients who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy. Based on 2024 projections from the 2019 Data Monitor

[7]	Vardhana SA et al. Outcomes of primary refractory diffuse large B-cell lymphoma (DLBCL) treated with salvage chemotherapy and intention to transplant in the rituximab era. British journal of haematology. 2017;176(4):591-599.

[8]	Gajra A. et al. Perceptions of community hematologists/oncologists on barriers to chimeric antigen receptor T-cell therapy for the treatment of diffuse large B-cell lymphoma. Immunotherapy. 2020;12(10):725-732.

[9]	Zhang Y, Wang J, Sui X, et al. Prognostic and Clinicopathological Value of Survivin in Diffuse Large B-cell Lymphoma: A Meta-Analysis. Medicine. 2015;94(36):e1432.

Syndicated Report, it is estimated that there are 9,500 patients in the US eligible for a third line of treatment or who are not eligible for stem cell transplantation or cell therapy.

The now completed SPiReL phase 2 study evaluated a combination of MVP-S with pembrolizumab (KEYTRUDA®10) and intermittent, low-dose CPA in r/r DLBCL (ClinicalTrials.gov Identifier: NCT03349450). The treatment regimen was well-tolerated (population median age: 75 years) and demonstrated encouraging clinical outcomes, particularly in patients whose tumors express the PD-L1 biomarker. Among the 8 patients with tumor PD-L1 expression, the ORR based on Cheson criteria was 75% (compared with PD-L1-negative patients [n=11], 0%) suggesting that PD-L1 positivity may identify patients most likely to respond to this combination immunotherapy candidate. Presence of immune cells observed in the tumor before and during treatment was associated with tumor response. Survivin-specific T cells responses were observed during treatment and also associated with tumor response. More details can be found on the Scientific Publications & Posters section of our website (SITC November 2020 and ASH December 2020) for presentations given by Dr. Neil Berinstein, Hematologist/Oncologist at the Sunnybrook Health Science Center in Toronto and principal investigator of the SPiReL study.

In mid 2021, to further evaluate the results observed in the SPiReL study, we initiated the VITALIZE study, a company-sponsored, multi-centre phase 2b trial in patients with r/r DLBCL. The VITALIZE phase 2b trial is an open-label, randomized, parallel group, Simon two-stage study designed to assess the combination of MVP-S and pembrolizumab with (arm 1) or without intermittent, low-dose CPA (arm 2). In the first stage of this study, our lead compound is being evaluated in up to 30 subjects (two arms of 15), with r/r DLBCL who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy (ClinicalTrials.gov Identifier: NCT04920617).

The primary endpoint is ORR, centrally evaluated per Lugano (2014) and measured by the number of subjects per arm achieving a best response of partial or complete response during the 2-year treatment period. All subjects will be evaluated for their baseline PD-L1 expression with the goal to further evaluate the SPiReL data that highlighted PD-L1 as a possible predictive biomarker for the combination therapy.

Dr. Matthew J. Matasar, Chief of Blood Disorders at the Rutgers Cancer Institute of New Jersey, and formerly Section Head for Aggressive B-cell Lymphoma at Memorial Sloan Kettering Cancer Center, is the lead principal investigator of the VITALIZE study.

In January 2022, we announced that a first patient in the VITALIZE phase 2B clinical trial with r/r DLBCL received treatment with MVP-S in combination with pembrolizumab (KEYTRUDA®) and low dose intermittent CPA. Exploratory endpoints include cell mediated immune response, tumor immune cell infiltration, and biomarker analyses. Key initial findings announced in February 2023 from the ongoing VITALIZE trial included:

●	8 Patients with an ECOG[11] score of 0-1 have been enrolled in arm 1 of the study. Of these, 6 have so far been evaluable for efficacy;

●	Of these 6 evaluable patients, 3 patients showed confirmed CRs, 1 patient was assessed with stable disease as best response and 2 patients were assessed with progressive disease as best response; and

●	2 patients with poor level of baseline functionality (ECOG ≥ 2) failed to stay on study through to the first scan and therefore could not be evaluated.

[10]	KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA. Pembrolizumab is a highly selective humanized monoclonal IgG4 antibody directed against the PD-1 receptor on the cell surface. The drug blocks the PD-1 receptor, preventing binding and activation of PD-L1 and PD-L2. This mechanism causes the activation of T-cell mediated immune responses against tumor cells, which is complementary to MVP-S’ mechanism of action.

[11]	ECOG is a measure of patient functionality and is measured according to a standardized measure ranging from 0-5. Oken et al., Toxicity and response criteria of the Eastern Cooperative Oncology Group. Am J Clin Oncol. 1982 Dec;5(6):649-655. PMID: 7165009

Enrollment of the full stage one is expected to be complete in Q2 2023 and we will communicate the totality of response rate for stage one when the data are available for definitive assessment.

During the year ended December 31, 2022, IMV has spent $5.9 million related to this phase 2b study, compared to a forecast of $6 million. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, the costs to complete the first stage of this trial (up to 30 patients) are now estimated at $12-14 million due to an increase in clinical research organization fees associated with expansion into additional countries in order to accelerate enrollment. We anticipate $5-6 million is estimated to be spent on this study in 2023.

Ovarian Cancer – AVALON phase 2B in patients with platinum-resistant ovarian cancer (IMV-sponsored)

Globally, ovarian cancer is the seventh most diagnosed cancer among women and a leading cause of mortality among all gynecological cancers (Global Data: Ovarian Cancer Opportunity Analysis and Forecast to 2028). According to Globocan 2021, on a worldwide basis, 314,000 women are diagnosed and there are 207,000 ovarian cancer related deaths each year with a median age of 63 at diagnosis. Almost all patients eventually become resistant to platinum-based therapy and 70% of patients relapse within three years. The standard of care for recurrent platinum resistant ovarian cancer is single agent chemotherapy (doxorubicin, paclitaxel or topotecan). These treatments have a 10-12% objective response rate, a three-to-four-month median progression free survival and a median overall survival of 10-12 months. Accordingly, the overall prognosis for ovarian cancer still remains poor with multiple areas of high unmet need. It should be noted that the first antibody drug conjugate to treat a sub population of platinum resistant ovarian cancer patients received FDA approval under accelerated approval in November 2022. To our knowledge, there have been no other new therapies approved by the FDA for this indication since 2014 and there are no approved immunotherapies for ovarian cancer.

Survivin is overexpressed in about 50% of stage I/II and up to 100% of stage III/IV ovarian cancers but is not expressed in normal ovarian tissue. Survivin positivity increases with histological Grade (Grade 1/2, 50% vs Grade 3, 76%) and is associated with reduced overall survival12.

In 2021, we completed the DeCidE1 phase 2 trial which evaluated safety and effectiveness of MVP-S, with intermittent, low-dose CPA. This trial enrolled patients with advanced, platinum-sensitive, resistant and refractory ovarian cancer. 12 patients had received 3 or more lines of prior therapy. In this trial, we observed a median overall survival of 19.3 months (intent to treat population), with a 45% overall survival rate at 23.8 months. Favourable long-term clinical outcomes were evident in patients with platinum-sensitive, resistant and refractory disease. Survivin-specific T-cell responses were observed in 87% of patients.

Translational analyses revealed an increase from baseline in unique, survivin-specific T-cell clones in on-treatment tumor samples. Pre-treatment T-cell infiltration was associated with tumor regression. Enriched B-cell infiltration was also detected in on-treatment tumor samples, especially in patients who showed tumor reduction. Furthermore, antibodies to all 5 survivin-derived peptides were detected in plasma samples and were more prominent in patients with tumor shrinkage.

Treatment with MVP-S and low-dose CPA was well-tolerated. Consistent with previous studies, treatment-related AEs were common in DeCidE1 and were predominantly Grade 1/2 injection site reactions. The most common treatment-related systemic AE was Grade 1 fatigue.

In mid-2022, we initiated the AVALON phase 2b study to further evaluate the favourable clinical outcomes observed in the DeCidE1 trial. The AVALON study is an open label, company-sponsored phase 2b, single arm trial evaluating the efficacy and safety of MVP-S and intermittent low-dose CPA in patients with platinum-resistant ovarian cancer. The study is a Simon two-stage design where up to 41 subjects will be evaluated in stage one, with the option to expand to up to a total of 73 patients in stage two. Patients participating in the trial will receive two doses of subcutaneous MVP-S at study days 7 and 28, followed by an MVP-S dose once every eight weeks, plus low-dose oral CPA on a repeating cycle of one week on/one week off. (ClinicalTrials.gov Identifier: NCT05243524). The primary

[12]	Gąsowska-Bajger B, Gąsowska-Bodnar A, Knapp P, Bodnar L. Prognostic Significance of Survivin Expression in Patients with Ovarian Carcinoma: A Meta-Analysis. Journal of clinical medicine. 2021;10(4).

endpoint is ORR, evaluated per RECIST v1.1 criteria. Secondary outcome measures include ORR per iRECIST criteria, duration of response, disease control rate, time to progression, PFS, overall survival and safety exploratory endpoints include analyses of PBMC/plasma samples and biopsies. In August 2022, we announced that the first patient was dosed with MVP-S in this study. We expect the completion of stage 1 enrollment during Q3 2023.

Oliver Dorigo, M.D., Ph.D., Director and Associate Professor of Obstetrics and Gynecology, Stanford University is the lead principal investigator of the AVALON study.

In addition to general clinical department expenses, which are distributed amongst the various clinical projects, the total cost to complete the first stage of the AVALON phase 2b ovarian study is now estimated at $5-6 million as a result of expansion of the trial into additional countries. During the year ended December 31, 2022, IMV has spent $0.7 million related to the AVALON trial.

Phase 2 basket trial in multiple solid tumor indications (IMV-sponsored)

In December 2021, IMV announced the completion of enrollment in the phase 2 basket trial in collaboration with Merck. This study was designed to identify and select the best solid tumor opportunities for the combination of IMV’s MVP-S/CPA with Merck’s anti PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®). The basket study was an open-label, multi-center study to evaluate the safety and efficacy of the immunotherapeutic combination in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung cancers, as well as tumors shown to be positive for the MSI-H biomarker. Recruitment in the five indications followed a Simon two-stage design and each indication had prespecified success thresholds defined by the expected effect of pembrolizumab (KEYTRUDA®) as a monotherapy agent in that indication. Though favourable clinical outcomes were observed across all tumor cohorts, data from the metastatic bladder cohort were most pronounced. Complete responses, partial responses, and stable disease outcomes were observed in advanced or metastatic bladder cancer patients, including in patients who had received prior immune checkpoint inhibitor therapy. In April 2022, in a mini-symposium at the annual meeting of the AACR, Dr. Jeremy Graff presented results from the seventeen stage 1 patients with advanced, metastatic bladder cancer. Patients had received a median of two prior lines of therapy and were treated with the combination of MVP-S, intermittent, low-dose CPA and pembrolizumab (KEYTRUDA®). Key findings in this cohort included:

Treatment with MVP-S/CPA and pembrolizumab was well tolerated with mostly grade 1-2 injection site reactions, and no severe adverse events attributed to MVP-S;

●	Of the 17 treated patients, 5 showed response: 2 confirmed CRs and 3 PRs per RECIST v1.1,

●	CRs and PRs were observed in some patients who had progressed through prior immune checkpoint inhibitor therapy and

●	Survivin-specific T cells were most evident in patients with the most favourable clinical outcomes.

Based on the observed clinical responses in the bladder cohort, the Corporation has conducted discussions with experts in the field to determine the optimal clinical path for MVP-S in bladder cancer and further clinical development is on hold until we secure additional funding, which cannot be assured.

During year ended December 31, 2022, IMV spent $2.2 million on the phase 2 basket trial. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, total costs to complete this trial are estimated at $17 million, of which $16.4 million has been spent to date and a total of $0.6 million is estimated to be spent on remaining close out costs in 2023.

Hormone receptor positive/HER2-negative (HR+/HER2-) Breast Cancer (investigator-sponsored)

Our lead compound, MVP-S is being investigated in patients with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment13. According to the National Cancer Institute, Hormone Receptive (HR+) and HER2 negative (HER2-) is the most common form of breast cancer representing approximately 70% of all cases. Investigators at the Providence Cancer Institute have identified survivin upregulation in patients who do not respond to aromatase treatment. Therefore, targeting survivin with MVP-S in this population may represent a promising therapeutic approach which is being evaluated in this Phase 1B clinical study conducted at the Providence Cancer Institute.

This three-arm phase 1b trial is designed to assess the combination of MVP-S plus standard-of-care aromatase inhibitor with/without radiotherapy or intermittent, low-dose CPA prior to surgery. Across the three arms of this study, our lead compound is being evaluated for the first time as a neoadjuvant in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

The primary objective is to evaluate the safety and immunogenicity of the neoadjuvant combination of MVP-S with the aromatase inhibitor, with/without radiation, or low-dose CPA in each arm. Survivin-specific T cells in the resected tumor will be evaluated as a secondary objective. Translational studies will be conducted as exploratory analyses to characterize the MVP-S MOA in the tumor and the tumor microenvironment. All intellectual rights from this study will remain the property of the Corporation. Translational data from early patients were recently presented at the SITC 2022 Annual meeting and a trial in progress poster was presented at SABCS in December 2022. Additional results will be provided when available from the investigators.

IMV anticipates that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, $0.6 million is currently estimated to be spent by IMV for our share of the trial, of which $0.2 million has been spent to date in 2022 and $0.3 million expected to be spent in 2023.

Ovarian Cancer phase 2 PESCO clinical trial (investigator-sponsored)

University Health Network’s (“UHN”) Princess Margaret Cancer Centre is conducting a phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of Merck’s pembrolizumab (KEYTRUDA®), MVP-S and intermittent, low-dose CPA in patients with advanced, epithelial ovarian cancer. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period. Results were presented by the investigator on the dose escalation and expansion cohorts at the annual ASCO meeting in June 2022.

The Corporation will assess next steps with the UHN based on results provided by the investigators.

During the year ended December 31, 2022, IMV has spent $0.09 million on this study, which represents payment of the final milestone due to investigators for this trial. There are no other material costs anticipated for this study.

[13]	Schettini, Francesco et al. “Endocrine-Based Treatments in Clinically-Relevant Subgroups of Hormone Receptor-Positive/HER2-Negative Metastatic Breast Cancer: Systematic Review and Meta-Analysis.” Cancers vol. 13,6 1458. 22 Mar. 2021.

Our Dual-Targeted Cancer Immunotherapy: DPX-SurMAGE

Our second immunotherapy candidate, DPX-SurMAGE, is designed to leverage the versatility of the DPX platform to package antigenic peptides for both the survivin and MAGE-A9 cancer proteins in one formulation to elicit immune responses to these two distinct cancer antigens simultaneously. MAGE protein family member, A9 (MAGE-A9), is frequently expressed in various human cancers including bladder, lung, and kidney. MAGE-A9 peptides will be combined with selected immunogenic peptides from the survivin protein (also in MVP-S) to form a dual targeted immune-educating therapy. We believe that targeting MAGE-A9 and survivin peptides presented on the surface of cancer cells may provide a more diverse and effective DPX-based cancer immunotherapy.

In 2022, IMV began a phase 1 clinical study to evaluate MVP-S and DPX-SurMAGE in separate cohorts of patients with NMIBC. The first patient was dosed with MVP-S in April 2022 and with DPX-SurMAGE in January 2023. Early results with the MVP-S cohort are expected to be presented during the first half of 2023.

Despite the entry of immunotherapy agents into the bladder cancer market, including the promising checkpoint inhibitors, there remains significant unmet need across bladder cancer settings14,15. There are abundant opportunities for drug development for early-stage disease, as well as for patients who do not respond to or relapse following, treatment with an immune checkpoint inhibitor. Bladder cancer is a common cancer worldwide that occurs when there is uncontrolled cell growth in the bladder lining, most commonly in urothelial cells (Antoni et al., 2017; ASCO, 2019).

This research is conducted in collaboration with CQDM, a Canadian bioresearch consortium, that awarded a grant for a collaboration among IMV, Centre de recherche du CHU de Quebec-Universite Laval and La Fondation du CHU de Quebec (“FCHUQc”). The collaboration is receiving a grant from the CQDM and from the FCHUQc, to develop this novel dual target T cell therapy for an initial clinical application in bladder cancer. During the year ended December 31, 2022, IMV spent $1.4 million on the DPX-SurMAGE and MVP-S NMIBC studies. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various projects, IMV’s share of total costs to complete this trial is now estimated at $2.1 million due to extension of the collaboration with CQDM and FCHUQc, of which $1.9 million has been spent to date and the remaining $0.2 million is estimated to be spent in 2023.

Other collaborations in oncology

From time to time, IMV enters into collaborations with partners to evaluate the use of the DPX platform with other products in oncology.

COVID-19 Impact on Clinical Programs

The COVID-19 pandemic crisis impacted clinical activities across the industry which is continuing due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. IMV’s clinical team continues to work closely with each clinical site and its CROs on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review

[14]	Fisher et al. Treatment patterns and outcomes in metastatic bladder cancer in community oncology settings. J Clin Oncol. 2017;35, no. 6_suppl:396-396

[15]	Campi et al. Unmet Clinical Needs and Future Perspectives in Non–muscle-invasive Bladder Cancer. Eur Urol Focus. 2018:4:472-480.

Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites are experiencing staffing shortages and as a result, have decreased clinical trial activities, while other, less impacted sites, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples has not been impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply has not been impacted to date and IMV has been developing contingency plans to address supply of drugs to all clinical sites in the event of future transportation or other constraints.

EXPLORING THE BOUNDARIES OF OUR DPX PLATFORM

We leveraged the unique mechanism of action of our DPX delivery platform to create peptide vaccine candidates that are designed to generate a sustained and targeted B cell immune response (antibodies) with the potential to prevent infections by viruses. We have previously demonstrated the flexibility of DPX through the development of two DPX-based vaccine candidates against infectious diseases, DPX-RSV and DPX-COVID-19, that have shown generation of a targeted and sustained B cell response in a phase 1 trial and preclinical studies, respectively.

We are continuously exploring the boundaries of our DPX delivery platform, and we are testing different bioactive molecules beyond peptide antigens. These collaborations are exploratory in nature and the Corporation expects to disclose evaluations or other results only when those are made available to IMV by each of its collaborators.

In 2021, we entered into a collaboration with Medicago Inc., a biopharmaceutical company that developed VLPs against infectious diseases. The collaboration evaluated Medicago’s VLPs encapsulated in IMV’s DPX technology and reflected IMV’s strategic shift in focus to seek licensing opportunities for its DPX platform in indications outside of immuno-oncology. On February 3, 2023, The Mitsubishi Chemical Group announced its decision to cease all its operations at Medicago in Canada and the United States, terminating this ongoing collaboration as a result.

Intellectual Property

The Corporation strives to protect its intellectual property in established and emerging markets around the world. The Corporation’s intellectual property portfolio relating to its vaccine platform technology includes 22 patent families containing 66 issued patents and 77 pending patent applications in 12 jurisdictions (including applications filed and/or patents granted in the United States, Europe, Canada, Australia, Japan, India, Israel, Singapore, Brazil, Taiwan, China and separately Hong Kong).

The Corporation’s patents and applications cover specific DPX® compositions with broad utility for infectious diseases and cancer applications, as well as methods of manufacture and other applications of the platform technology. These patents, together with the pending applications if allowed, extend patent protection for some or all DPX®-based compositions and/or uses thereof approximately up to the year 2041.

The Corporation has a licensing agreement with Vlaams Instituut voor Biotechnologie (VIB) in relation to patents for a Respiratory Syncytial Virus Vaccine (PCT/EP2011/070161). Patents from this family have issued in the United States, Europe, Australia, Japan, and China, and applications remain pending in Canada and the United States. The licensing agreement stipulates that the Corporation will assume the cost of prosecuting and maintaining the fees associated with the patent applications and issued patents. These patents provide protection for an RSV vaccine formulated in DPX®, thereby extending protection for DPX®-based vaccines.

The Corporation has a licensing agreement with Merck KGaA in relation to patents for survivin peptides and vaccines (PCT/DK/2004/000062; PCT/DK2006/000061). Patents from these families have issued in the United States, Europe, Canada, Australia, New Zealand, Japan, Brazil, Mexico, Russia, Eurasia, Korea, South Africa, China and separately Hong Kong. These patents provide protection for a survivin vaccine formulated in DPX®, thereby extending patent protection for DPX®-based vaccines.

Trademark protection for the platform name DPX® has been registered in the United States and Canada.

Manufacturing and Scalability

The Corporation has developed and implemented GMP (Good Manufacturing Practices) manufacturing process for MVP-S and DPX-SurMAGE. The scale-up methods have been transferred to, and manufacturing has been contracted out to reputable CDMOs to manufacture sterile products for clinical purposes.

Facilities

The Corporation’s laboratory and head office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia where the Corporation is currently renting premises of approximately 14,941 sq. ft. The Corporation is also renting administrative offices in Cambridge of approximately 3,400 sq. ft. located at 10 Rogers Street, Suite 120 and 121, Cambridge MA and in Quebec City located at 2875 Boulevard Laurier, Suite 220, Quebec.

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations, and biologics under the FDCA and the Public Health Service Act (“PHSA”), and its implementing regulations. FDA approval is required before any new unapproved drug or biologic or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs and biologics are also subject to other federal, state, and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, civil monetary penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on IMV.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

●	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the Good Laboratory Practices (“GLP”) regulations;

●	completion of extensive chemistry, manufacturing and control to produce drug or biologic in accordance with current Good Manufacturing Practices (“cGMP”);

●	submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually;

●	approval by an independent institutional review board (“IRB”) or ethics committee representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

●	preparation of and submission to the FDA of a new drug application (“NDA”) or biologics license application (“BLA”) after completion of all pivotal clinical trials;

●	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;

●	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with cGMP;

●	a potential FDA audit of the preclinical research and clinical trial sites that generated the data in support of the NDA or BLA; and

●	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the product in the United States

The preclinical research, including production of cGMP material, clinical testing and approval process require substantial time, effort, and financial resources, and IMV cannot be certain that any approvals for IMV’s product candidates will be granted on a timely basis, if at all.

An IND is a request for authorization from the FDA to administer an investigational new drug or biologic product to humans in clinical trials. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human clinical trials. The IND also includes description of the manufacturing process and testing of the batch, results of animal studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product candidate; and any available human data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with Good Clinical Practices (“GCP”), which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB or ethics committee, before the trials may be initiated, and the IRB or ethics committee must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

The clinical investigation of a drug or biologic is generally divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

●	Phase 1. The drug or biologic is introduced into healthy human subjects or subjects with the target disease or condition. These studies are designed to evaluate safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and where possible, to gain early evidence on effectiveness.

●	Phase 2. The drug or biologic is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.

●	Phase 3. The drug or biologic is administered to an expanded patient population, generally at geographically dispersed clinical trial sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational new drug product, and to provide an adequate basis for physician labeling.

●	Phase 4. In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug or biologic. Such post-approval studies are typically referred to as Phase 4 clinical trials.

Clinical trial sponsors must also report to the FDA, within certain timeframes, serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or any findings from other studies or animal testing that suggest a significant risk in humans exposed to the product candidate. The FDA, the IRB or ethics committee, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. The clinical trial process can take years to complete, and there can be no assurance that the data collected will support FDA approval or licensure of the product candidate.

Submission of an NDA or BLA to the FDA

Assuming successful completion of all required preclinical studies and clinical testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA or BLA requesting approval to market the product candidate for one or more indications. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee. This fee is typically increased annually. Applications for orphan drug products are exempted from the NDA and BLA application user fee, unless the application includes an indication for other than a rare disease or condition.

An NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, and may also come from a number of alternative sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational new drug product to the satisfaction of the FDA.

Once an NDA or BLA has been submitted, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by the FDA’s requests for additional information or clarification.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

The FDA is required to refer an NDA or BLA for a novel drug (in which no active ingredient has been approved in any other application) to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

FDA’s Decision on an NDA or BLA

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the product will be produced, the FDA will issue either an approval letter or a complete response letter (“Complete Response Letter”). An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. In order to satisfy deficiencies identified in a Complete Response Letter, additional clinical data and/or additional Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing may be required for the product candidate. Even if such additional information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. The FDA could also approve the NDA or BLA with a risk evaluation and mitigation strategy, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. New government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of IMV’s products under development.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend biologics licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases within the United States.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the lot manufacturing history and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before allowing the manufacturer to release the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of a BLA, biologics manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Companion Diagnostics

In its August 6, 2014, guidance document entitled “In Vitro Companion Diagnostic Devices,” the FDA defines an “IVD companion diagnostic device” to be an in vitro diagnostic device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. Use of an IVD companion diagnostic device is considered essential when its use is required in the labeling of a therapeutic product, for example, to select appropriate patients for a product or those who should not use the product, or to monitor patients to achieve safety or effectiveness. In most circumstances, the IVD companion diagnostic device should be approved or cleared by FDA under the device authorities of the FDCA contemporaneously with the therapeutic product’s approval under section 505 of the FDCA for a drug or section 351 of the PHSA for a biological product. FDA expects the therapeutic product sponsor to address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan. The therapeutic product sponsor may develop its own IVD companion diagnostic device, partner with a diagnostic device sponsor to develop an IVD companion diagnostic device, or explore modifying an existing IVD diagnostic device to develop a new intended use. The FDA explains if a diagnostic device and a therapeutic device are studied together to support their respective approvals, both products can be studied in the same investigational study that meets both the requirements of the Investigational Device Exemption, regulations and the IND regulations.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation (referred to as “ODD”) to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. ODD must be requested before submitting a BLA. After the FDA grants ODD, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. ODD does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has ODD receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same biological product for the same indication for seven years, except in limited circumstances, such as not being able to supply the product for patients or showing clinical superiority to the product with orphan exclusivity.

Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity.

Expedited Review and Approval Programs

The FDA has various programs, including Fast Track designation, priority review, accelerated approval, and breakthrough therapy designation, that are intended to expedite or simplify the process for the development and FDA review of drug and biological products that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drug and biological products to patients earlier than under standard FDA review procedures. To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a drug or biological product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track NDA or BLA before the application is complete, a process known as rolling review.

The FDA may give a priority review designation, such as a rare pediatric disease designation, to drug or biological products that treat a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Most products that are eligible for Fast Track designation may also be considered appropriate to receive a priority review. In addition, drug and biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug or biological product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug or biological product receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biological product may be subject to accelerated withdrawal procedures.

Moreover, under the Food and Drug Administration Safety and Innovation Act enacted in 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biological product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biological product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drug and biological products designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decides that the time period for FDA review or approval will not be shortened. Furthermore, fast-track designation, priority review, accelerated approval and breakthrough therapy designation, do not change the standards for approval and may not ultimately expedite the development or approval process.

Other Healthcare Laws

Pharmaceutical manufacturers are subject to additional healthcare laws, regulation, and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal anti-kickback, anti-self-referral, false claims, transparency, including the federal Physician Payments Sunshine Act, consumer fraud, pricing reporting, data privacy, data protection, and security laws and regulations as well as similar foreign laws in the jurisdictions outside the U.S. Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information; state and local laws which require the tracking of gifts and other remuneration and any transfer of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Healthcare Reform

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system, including implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. In recent years, Congress has considered reductions in Medicare reimbursement levels for products administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some products. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payers.

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. Among other things, the Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum Medicaid rebate for both branded and generic products, expanded the 340B program, and revised the definition of average manufacturer price, or AMP, which could increase the amount of Medicaid rebates manufacturers are required to pay to states. The legislation also extended Medicaid rebates, previously due only on fee-for-service Medicaid utilization, to include the utilization of Medicaid managed care organizations as well and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the amount of rebates due on those products. On February 1, 2016, CMS issued final regulations to implement the changes to the Medicaid Drug Rebate program under the Affordable Care Act. These regulations became effective on April 1, 2016. Since that time, there have been significant ongoing efforts to modify or eliminate the Affordable Care Act. The Tax Act, enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, as amended, or the Code, commonly referred to as the individual mandate.

Other legislative changes have been proposed and adopted since the passage of the Affordable Care Act. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which went into effect in April 2013. Subsequent legislation extended the 2% reduction, on average, to 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, the 2% Medicare sequester reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. As of July 2, 2022, the 2% sequester resumed. The sequester will remain in place through 2030. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The Affordable Care Act has also been subject to challenges in the courts. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the Texas District Court to reconsider its earlier invalidation of the entire Affordable Care Act. An appeal was taken to the U.S. Supreme Court. On June 17, 2021, the Supreme Court ruled that the plaintiffs lacked standing to challenge the law as they had not alleged personal injury traceable to the allegedly unlawful conduct. As a result, the Supreme Court did not rule on the constitutionality of the ACA or any of its provisions.

Further changes to and under the Affordable Care Act remain possible but it is unknown what form any such changes or any law proposed to replace or revise the Affordable Care Act would take, and how or whether it may affect our business in the future. We expect that changes to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional federal, state and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufacturers to provide scientific details, information on cost-effectiveness, and clinical support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and related services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

The U.S. Inflation Reduction Act of 2022 contains substantial drug pricing reforms, including the establishment of A drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, the establishment of rebate payment requirements on manufacturers of certain drugs payable under Medicare Parts B and D to penalize price increases that outpace inflation, and requires manufacturers to provide discounts on Part D drugs. Substantial penalties can be assessed for noncompliance with the drug pricing provisions in the Inflation Reduction Act of 2022. The Inflation Reduction Act of 2022 could have the effect of reducing the prices we can charge and reimbursement we receive for our product candidates, if approved, thereby reducing our profitability, and could have a material adverse effect on our financial condition, results of operations and growth prospects. The effect of Inflation Reduction Act of 2022 on our business and the pharmaceutical industry in general is not yet known.

Comparable Foreign Government Regulation

In addition to FDA regulations in the United States, we will be subject to a variety of comparable regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our product candidates, if approved. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries.

Some countries outside of the United States have a similar process that requires the submission of a clinical trial application, or CTA, much like the IND prior to the commencement of human clinical trials. In Europe, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed. To obtain regulatory approval to commercialize a new drug under European Union regulatory systems, we must submit a marketing authorization application, or MAA. The MAA is similar to an NDA or BLA, with the exception of, among other things, country-specific document requirements and environmental impact assessments.

Specialized Skill and Knowledge

The business of the Corporation requires personnel with specialized skills and knowledge in the fields of basic and applied immunology. Researchers must be able to design and implement studies to assess the efficacy of DPX in generating humoral and cellular immune responses. Specialized knowledge and skills relating to chemistry and formulation process development are also needed. Such knowledge and skills are needed to develop product specific analytical methods and formulation processes. The Corporation has trained scientists with broad experience in these fields.

The Corporation has subcontracted out several key functions to conduct the clinical program for its clinical trials. However, the Corporation has internal resources, such as a Chief Scientific Officer; Medical Director; Vice President, Regulatory Affairs; Vice President, Clinical Research; Vice President, Translational Research; Clinical and Regulatory Affairs Manager(s) and Clinical Research Associates and utilizes the services of consultants to ensure proper and timely completion of the required activities.

The Corporation also continues to conduct internal proof-of-concept work to support the MOA of DPX and MVP-S and for other potential DPX applications, some of which is anticipated to be done with a partner organization.

Scientific and Clinical Advisory Committee

The Corporation has retained experienced academic and industry experts to assist its management in dealing with industry-related issues and how these issues may affect the Corporation’s scientific research and product development.

Jose Iglesias, M.D.

Director, Apex Oncology Consulting Inc.

Formerly Chief Medical Officer at Senti Biosciences, Biothera Pharmaceuticals, Bionomics Ltd., Abraxis

Bioscience Inc. and as Vice President, Clinical Development at Celgene.

Nina Bhardwaj, Ph.D.

Director of Immunotherapy at Icahn School of Medicine at Mount Sinai

Formerly Professor of Medicine; Director of Tumor Vaccine Program at NYU Langone Medical Center

Michael Kalos, Ph.D.

Managing Director, Next Pillar Consulting,
Formerly Executive VP and Head of R&D, Arsenal Biosciences,VP Immunooncology, Janssen
CSO, Immunooncology, Eli Lilly

Equipment and components required to conduct activities

Standard raw materials, component parts, and products required by the Corporation in pursuing its research and development activities are supplied from reputable companies active in the biotechnology industry. Pricing is predictable as there are many alternatives of such supplies that are readily available. In the event where a custom product is required, such materials are obtained from custom synthesis and/or purification manufacturers which operate in accordance with their respective regulations (ISO). These manufacturers are reputable and have been supplying such materials for the biotechnology/ pharmaceutical industry for a long time. There may be a lead time of weeks/months for such custom materials which is known and anticipated. The Corporation has identified the necessary providers of raw materials and services required for producing clinical grade product for its clinical trial activities.

Environmental Protection

The Corporation’s discovery and development processes involve the controlled use of hazardous and radioactive materials and, accordingly, the Corporation is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To the knowledge of the Corporation, compliance with such environmental laws and regulations does not and will not have any significant impact on its capital spending, profits or competitive position within the normal course of its operating activities. There can be no assurance, however, that the Corporation will not be required to incur significant costs to comply with environmental laws and regulations in the future or that its operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

ITEM 4.C.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The management’s discussion and analysis of the Company for the years ended December 31, 2020, 2021 and 2022 is included in this Annual Report in Exhibit 15.2.

Item 6.A.	Directors, Senior Management and Employees

As at March 15, 2023, as a group, the Corporation’s directors and executive officers beneficially owned, directly or indirectly, or exercised control of over an aggregate of 190,424 Common Shares representing 1.60% of the issued and outstanding Common Shares as at such date. The information as to the number of Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders (SEDI) and confirmed with each director or executive officer, as the case may be, individually as at March 15, 2023.

Directors

The following table sets forth the name, province or state and country of residence of each director of the Corporation and states the respective positions and offices held with the Corporation, their principal occupations during the last five years and the periods during which each director has served as a director of the Corporation. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause.

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation during Past Five Years	Director Since
Michael Bailey(3)(4) (Boston, Massachusetts, United States)	Chairman of the Board and Director	Chief Executive Officer and Board member of AVEO Oncology	November 2020
Shabnam Kazmi(1)(3) (Princeton Junction, New Jersey, United States)	Director	Chief Executive Officer of Assellus Ventures Chief Business Officer of Shepherd Therapeutics	January 2023
Andrew Hall (Gilette, New Jersey, United States)	Director, CEO	Executive Director, Business Development and Global Alliances, Cellgene	January 2022
Michael Kalos(1)(4) (Wayne, Pennsylvania, United States)	Director	Managing Director, Next Pillar Consulting Executive VP and Head of R&D, Arsenal Biosciences VP Immunooncology, Janssen CSO, Immunooncology, Eli Lilly	May 2021
Kyle Kuvalanka(2)(3) (Boston, Massachusetts, United States)	Director	Chief Financial Officer and Chief Operating Officer of Goldfinch Bio	April 2021
Saman Maleki(3)(4) (London, Ontario, Canada)	Director	Oncology Scientist at Lawson Health Research Institute	September 2022
Shermaine Tilley(1)(2) (Toronto, Ontario, Canada)	Director	Managing Partner of CTI Life Sciences Fund (venture capital fund)	June 2016
Markus Warmuth(2)(4) (Boston, Massachusetts, United States	Director	Chief Executive Officer at Monte Rosa Therapeutics Entrepreneur in residence Third Rock Ventures Chief Executive Officer of H3 Biomedicine	November 2018

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Corporate Governance Committee
(4)	Member of the Clinical Committee

Biographies

Michael Bailey, Chairman of the Board and Director

Mr. Bailey has more than 25 years of experience in the pharmaceutical industry. He currently is Chief Executive Officer and Board member of AVEO Oncology which he joined in 2010 as Chief Commercial Officer, subsequently serving as Chief Business Officer and then Chief Executive Officer. He previously held a variety of leadership roles in commercial operations, sales, business development, and strategic planning across numerous biotech and pharmaceutical companies, including ImClone Systems (now Eli Lilly), Genentech, Synta Pharmaceuticals, and Smithkline Beecham. Mr. Bailey holds a Master of Business Administration in International Marketing from the Mendoza College of Business at University of Notre Dame and a Bachelor of Science in Psychology from St. Lawrence University.

Shabnam Kazmi, Director

Shabnam Kazmi has more than 30 years of experience in the pharmaceutical and biotechnology industries, specializing in oncology. She has served as CEO of Asellus Ventures since January 2022, providing strategic advisory services to early stage oncology companies and investing in innovative healthcare technologies. Previously, Ms. Kazmi was Chief Business Officer at Shepherd Therapeutics, a rare oncology company.  She has held positions of increasing responsibility in licensing and business development, commercial operations and global joint venture management at Bristol-Myers Squibb, Sanofi and Otsuka. Ms. Kazmi’s early career includes management consulting and clinical trials management. Ms. Kazmi is an Officer of the Prevent Cancer Foundation and serves on the Executive Committee. Ms. Kazmi holds a Bachelor’s Degree in Biochemistry and Economics from Smith College and an MBA from Harvard Business School.

Andrew Hall, Director and Chief Executive Officer

Mr. Hall has more than 20 years of executive experience in biopharmaceuticals and life science. Prior to joining IMV, Mr. Hall served as Executive Director, Business Development and Global Alliances for Celgene, leading new product analytics and commercial strategy for the Immunology and Inflammation Division. Preceding this position, Mr. Hall was the Executive Director, Global Women’s Health for Merck and Co. where he was responsible for oversight of the commercial strategy for the Women’s Health franchise. Mr. Hall holds a Master of Science from RMIT University and a Bachelor of Medical Science with Honors from Melbourne University.

Dr. Michael Kalos, Director

Dr. Kalos has over 25 years of experience in cell therapy, oncology vaccines, and immune-oncology. Dr. Kalos is currently the Managing Director of Next Pillar Consulting, providing advisory services for a number of biopharmaceutical companies as well as international immunotherapy consortia and organizations Prior to this, Michael served as Executive Vice President and Head of R&D at ArsenalBio, a synthetic biology-based cell therapy start-up. Michael has also served as Vice President of Immuno-oncology and Oncology Cell Therapies at Janssen, the pharmaceutical companies of Johnson and Johnson and Chief Scientific Officer of immune-oncology at Eli Lilly and Company. Prior to his career in the biopharmaceutical sector, Dr. Kalos spent 10 years in academia, where he focused on the development of integrated translational biomarker programs to support the development of cell therapy and immunotherapy programs.

Dr. Kalos obtained his Ph.D. from the University of Minnesota and completed post-doctoral training in the laboratory of Phil Greenberg at the Fred Hutchinson Cancer Research Center. He has co-authored over 85 peer-reviewed manuscripts, including multiple frequently cited articles in high-impact journals, as well as book chapters in the field of cancer immunotherapy. He also has over 26 issued patents in the fields of cell therapy, immunotherapy, and vaccines.

Kyle Kuvalanka, Director

Kyle Kuvalanka has over 20 years of experience as a senior leader in the biopharmaceutical industry. Mr. Kuvalanka currently serves as Chief Financial Officer and Chief Operating Officer at Goldfinch Bio, a kidney precision medicines company. Prior to joining Goldfinch Bio, Mr. Kuvalanka advised private biopharmaceutical and portfolio companies of venture capital firms, including Third Rock Ventures, on their corporate and financial strategies. Previously, he served as Chief Operating Officer and Principal Financial and Accounting Officer at Syros Pharmaceuticals (Nasdaq: SYRS) and Chief Business Officer and Principal Financial and Accounting Officer at Blueprint Medicines (Nasdaq; BPMC). Earlier in his career, Mr. Kuvalanka worked in roles of increasing responsibility over twelve years at Millennium: The Takeda Oncology Company, including as Vice President of Business Development and Corporate Strategy. He holds an MBA from the Wharton School of the University of Pennsylvania, and a Bachelor of Arts degree with Honors from Wesleyan University.

Dr. Saman Maleki, Director

Dr. Maleki is a translational immuno-oncology scientist with over 10 years of experience in immunology, cancer biology, and microbiology. Dr. Maleki is an Assistant Professor in the Departments of Oncology, Pathology and Laboratory Medicine, and Medical Biophysics at Western University. He is also a Translational Immuno-Oncology Scientist at Lawson Health Research Institute and a scientist at the Ontario Institute of Cancer Research. Dr. Maleki holds a Ph.D. from Western University (Canada) and a Master of Science from Isfahan University (Iran).

Dr. Shermaine Tilley, Director

Dr. Tilley is a Managing Partner at CTI Life Sciences Fund, a Montreal-based venture capital fund investing across Canada as well as in the U.S. Prior to joining CTI Life Sciences Fund in 2006, Dr. Tilley was Senior VP at DRI Capital Inc. (formerly Drug Royalty Corporation), the world’s first private equity firm doing royalty transactions in the biotech/pharma space. Before DRI Capital Inc., Dr. Tilley ran and managed a research laboratory, holding faculty positions at the NYU School of Medicine and Public Health Research Institute (or PHRI), NY, and on the PHRI Board of Directors. Concomitantly with her tenure at NYU School of Medicine and PHRI, she consulted for the National Institute of Health Small Business Innovation Research program in immunology and infectious disease for ten years. Dr. Tilley holds a Ph.D. in biochemistry from the Johns Hopkins University School of Medicine, a Master of Business Administration from the University of Toronto and is a member of the CFA Society of Toronto. She currently sits on the boards of Phemi, Phenomic AI and Toronto Innovation Acceleration Partners (TIAP).

Dr. Markus Warmuth, Director

Dr. Warmuth brings over 20 years of immune-oncology and precision medicine drug development expertise to IMV. He currently serves as the Chief Executive Officer of Monte Rosa Therapeutics. Prior to joining Monte Rosa, he was an Entrepreneur in Residence at Third Rock Ventures and spent seven years as the Chief Executive Officer of H3 Biomedicine, a biopharmaceutical company that specializes in the discovery and development of genomics-based precision oncology treatments. Dr. Warmuth has also previously served in multiple roles at the Novartis Institute for Biomedical Research (NIBR) and the Genomics Institute of the Novartis Research Foundation (GNF), including as the Director of Kinase Biology, Head of Oncology Pharmacology. He earned his medical degree from Ludwig Maximilian University in Munich, Germany.

Executive Officers

The following table sets forth the name, province or state and country of residence of the other non-director executive officers:

Name and Municipality of Residence	Position held with the Corporation	Principal Occupation during Past Five Years
Brittany Davison (Porters Lake, Nova Scotia, Canada)	Chief Accounting Officer	Senior Vice President, Finance of IMV Inc. Vice President, Finance of IMV Inc
Jeremy Graff (Wesley Chapel, Florida, United States)	Chief Scientific Officer	Chief Development Officer and Senior Vice President, Research of HiberCell President and Chief Scientific Officer of Biothera Pharmaceuticals, Inc

Brittany Davison, Chief Accounting Officer

Ms. Davison has over 10 years of financial reporting experience and has provided key financial and operational leadership to IMV since she joined February 2014. Ms. Davison has held increasing roles of responsibility at IMV including Vice President and Senior Vice President of Finance. She is responsible for financial reporting, tax and securities compliance, managing audit and internal control functions, investor relations and IT oversight. Prior to joining the company, she began her career as an audit senior at Grant Thornton. Brittany graduated summa cum laude with a Bachelor of Commerce degree from Saint Mary’s University and is a Chartered Professional Accountant.

Jeremy Graff, PhD, Chief Scientific Officer

Dr. Graff has over 20 years of experience in preclinical, clinical research and translational analysis for novel immune-activating therapeutics in oncology. Most recently, Dr. Graff served as Chief Development Officer and Senior Vice President, Research at HiberCell, a biotechnology company developing novel therapeutics for cancer relapse and metastasis. Prior to that, he was employed at Biothera Pharmaceuticals serving as President since 2018 and Chief Scientific Officer since 2015. He managed corporate strategy for investor engagement and oversaw the acquisition of Biothera’s lead asset Imprime PGG by HiberCell, Inc in 2020. Prior to joining Biothera, Dr. Graff spent over 16 years at Eli Lilly and Company in roles of increasing responsibility ending his Lilly career as a Research Fellow and Group Leader for oncology patient tailoring. Dr. Graff received a Ph.D. from the University of Kentucky’s Markey Cancer Center and completed a post-doctoral fellowship at the John Hopkins University Oncology Center. He has authored 60 peer-reviewed publications and holds several patents for novel cancer therapeutics.

Shareholding, Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the current executive officers or directors of the Corporation or shareholders holding a sufficient number of securities of the Corporation to affect materially the control thereof is, or within 10 years before the date hereof, has been:

a.	a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

i.	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

ii.	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

b.	a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c.	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, manager or trustee appointed to hold the assets of the proposed director.

For the purposes of (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant Corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

Except as disclosed below and to the knowledge of the Corporation, none of the current executive officers or directors of the Corporation has been subject to:

a.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Corporation or its subsidiaries and any director or officer of the Corporation or its subsidiaries.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Other than as described below, to the knowledge of the Company, no director or executive officer of the Company is, or within the ten years prior to the date hereof has been, a director, chief executive officer, or chief financial officer, of any company (including the Company) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities laws, that was in effect for a period of more than thirty consecutive days, issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

Bankruptcies

Other than as described below, to the knowledge of the Company, no director or executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in such capacity or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Kuvalanka currently serves as Chief Financial and Operating Officer of Goldfinch Bio which shut down its operations in January 2023. In connection with its shutdown, Goldfinch Bio entered an Assignment for the Benefit of Creditors with the state of Delaware.

Dr. Tilley was a director of privately held, CellAegis Inc. that declared bankruptcy in mid-2020 and was a director of privately held, Xagenic Inc. that declared bankruptcy in September 2017. Farber was appointed receiver for both CellAegis and Xagenic. Neither CellAegis nor Xagenic were reporting issuers.

To the knowledge of the Company, no director or executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold that person’s assets.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of IMV Inc. to affect materially the control of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities laws or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

All of the above disclosure also applies to any personal holding companies of any of the persons referred to above.

Conflicts of Interest

Certain of the Company’s officers and directors are also officers and/or directors of other, or may otherwise be involved with or consulted by, companies engaged in the biotechnology industry and research business generally and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Company which arise under applicable corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Company. Any such conflict is governed by applicable corporate laws, which require that directors act honestly, in good faith and with a view to the best interests of the Company. It is expected that any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

In addition, the Canadian Business Corporations Act (“CBCA”) requires officers and directors to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction, unless otherwise permitted under the CBCA.

ITEM 6.B.	Compensation

Components of Executive Compensation

The Corporation’s executive compensation philosophy is supported by the following four elements of our executive compensation program for the Named Executive Officers:

Fixed components:

Base salary

Employee benefits program and other perquisites.

Variable components:

Short-term incentive opportunity

Long-term incentive and retention program.

Each component of the executive compensation program is defined and discussed below.

Base salary

A competitive base salary serves to attract and retain strong leadership. The base salary for an executive is determined through the evaluation of the responsibilities of the position, the executive’s relevant experience, past and current performance, as well as through evaluation of market compensation levels for the role. Individual salaries are adjusted annually based on the individual’s competencies and through evaluation of the Corporation’s results.

Employee benefits program and other perquisites

The Corporation’s employee benefits program includes health, dental, vision, life and disability components and is designed to provide a level of protection to all employees, including executive officers, and their families in the event of death, illness, or disability.

In terms of perquisites, the Corporation’s RRSP and 401K matching programs are open to all employees, including executives, and allows for Corporation matching of up to 5% of the employee’s base salary per year. The Corporation also sponsors up to 50% of the cost of fitness memberships for all employees to a maximum of $300 per year.

Short-term incentive opportunity

The Corporation believes that long-term growth of value for shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executive Officers is based on their performance as a team against corporate objectives approved by the Board. Bonuses are paid in full following awards approved by the Board, at its full discretion, based on recommendation of the Compensation Committee. The target for annual incentive compensation for Named Executives has been established as a percentage of their respective base salary as shown in the table below, the Board retains full discretion in assessing such achievement and may approve an award in excess of such target. In addition, the Board may also factor in individual achievement, if warranted. The Compensation Committee reviews the annual incentive award recommendation prepared by the Chief Executive Officer for all Named Executive Officers (excluding themself) that is based on the proportional attainment of the Corporate Objectives. The Compensation Committee also assessed the Chief Executive Officer’s performance for current period and, further to such review the Compensation Committee, provided a recommendation to the Board. The Board reviewed and discussed the recommendation of the Compensation Committee for the Named Executive Officers and for the Chief Executive Officer and approved the following payment of the annual incentive award to the Named Executive Officers and the Chief Executive Officer:

The annual incentive is calculated as a percentage of the salary as shown in the following table:

Named Executive Officers	Maximum annual incentive in percentage of the salary	Weighting assigned to Corporate Objectives	Attainment of Corporate Objectives	Total ($)
Andrew Hall(1)	50%	100%	60%	144,000
Pierre Labbé (2)	40%	100%	N/A	N/A
Jeremy Graff	40%	100%	60%	102,800
Brittany Davison (3)	30% / 40%	100%	70% / 60%	35,700

(1)	Andrew Hall was appointed Chief Executive Officer effective January 1, 2022.
(2)	Pierre Labbé resigned effective March 31, 2022 and as a result was not entitled to a bonus in 2022.
(3)	Brittany Davison was appointed Chief Accounting Officer effective September 15, 2022. As Senior Vice President of Finance Ms. Davison’s maximum annual incentive was 30% of base salary and as Chief Accounting Officer this increased to 40% of base salary. Compensation for Ms. Davison is paid in Canadian dollars and converted for disclosure purposes based on the Bank of Canada exchange rate on December 31, 2022, being C$1.00 = US$0.7383.

Long-term incentive and retention program

Stock option grants are part of the long-term incentive and retention program and serve to motivate and encourage executives and employees to deliver performance that increases the value of the Corporation through growth of the share price over the long term. All stock option grants are approved by the Board through its Compensation Committee. The process for issuing stock option grants is in line with the short-term incentive program described above. Previous grants of stock options are taken into account when considering new grants. The Stock Option Plan provides for the issuance of options to the Corporation’s Directors and employees (and for the purposes of the Stock Option Plan, an “employee” includes a person who provides services to the Corporation).

SUMMARY EXECUTIVE COMPENSATION TABLE

The following table provides a summary of compensation earned during the three most recently completed financial years ended December 31, 2022, 2021 and 2020, by the Named Executive Officers:

Name and principal position	Financial Period Ended	Salary ($)	Option based awards ($)(1) (4)	Non-equity incentive plan compensation ($)		All other compensation ($) (5)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Andrew Hall	Dec 31, 2020	40,400	231,900	-	Nil	-	272,300
Chief Executive Officer	Dec 31, 2021	380,500	396,100	90,200	Nil	17,300	884,000
	Dec 31, 2022	480,000	339,500	144,000	Nil	56,600	1.020,100

Pierre Labbé(2) (7)	Dec 31, 2020	315,500	151,800	94,700	Nil	11,700	573,700
Former Chief Financial	Dec 31, 2021	347,100	358,500	77,800	Nil	11,000	794,400
Officer	Dec 31, 2022	83,700	-	-	Nil	173,500	257,200
Jeremy Graff Chief Scientific Officer	Dec 31, 2020	-	-	-	Nil	-	-
	Dec 31, 2021	218,100	161,700	51,600	Nil	14,300	445,600
	Dec 31, 2022	428.400	459,800	102,800	Nil	26,900	1,017,900
Brittany Davison(3) Chief Accounting Officer	Dec 31, 2020	111,200	9,500	20,800	Nil	7,000	148,500
	Dec 31, 2021	130,200	61,100	18,200	Nil	8,200	217,700
	Dec 31, 2022	161,700	180,600	35,700	Nil	10,500	388,500

(1)	Options may be exercised as follows: 1/3 each six-month period following their grant or 1/3 each year following their grant
(2)	Pierre Labbé resigned effective March 31, 2022.
(3)	Brittany Davison was appointed Chief Accounting Officer effective September 15, 2022.
(4)	The fair value of the stock options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes model and then converted to United States dollars based on the Bank of Canada exchange rate on December 30, 2022, being C$1.00 = US$0.7838. This value is the same as the fair book value established in accordance with International Financial Reporting Standards and accounting for the following assumptions:

	C$11.23		C$10.38		C$6.71
Risk-free rate:		1.27%		1.65%		3.12%
Dividend yield		0		0		0
Closing Price at Grant Date:	C$	16.00	C$	14.70	C$	9.30
Volatility:		76%		77%		77%
Expected life:		7		7		7

(5)	Included in all other compensation is the Corporation’s RRSP matching program and other taxable benefits.
(6)	Compensation for Mr. Labbé and Ms. Davison is paid in Canadian dollars and converted for disclosure purposes based on the Bank of Canada exchange rate on December 30, 2022, being C12$1.00 = US$0.7838.
(7)	Includes severance payments pursuant to the terms Pierre Labbé employment agreement.

Components of Director Compensation

Retainer and Share-Based Remuneration

The Compensation Committee oversees non-executive directors’ compensation and determines, from time to time, the respective value of the annual retainer and DSU grant to be made to non-executive directors and makes its recommendation to the Board of Directors.

All annual and initial DSU grants, as well as annual retainers paid to non-executive directors for the year ended December 31, 2022 are described in the table below.

ANNUAL RETAINERS – Board	US$
Chair of the Board	$75,000
All other Directors	$43,750
ANNUAL RETAINERS – Committees/Members and Chairs
Chair of Audit Committee:	$15,000
Other Committee Chairs:	$12,500
Audit Committee Member:	$7,500
Committee Member:	$6,250
DSUs - Initial and Annual ($ Value)
Annual grant to the Chair of the Board	$75,000
Annual grant to a non-executive director	$52,000
Initial grant to a non-executive director	$104,000

Non-Executive Directors can elect to receive their annual retainers in the form of DSUs at their discretion. On August 1, 2022, the Board of Directors resolved to take 100% of their compensation in deferred share units from July 1, 2022 onward.

SUMMARY DIRECTOR COMPENSATION TABLE

Annual retainers and share-based awards were earned by the members of the Board who are not employees or officers of the Corporation on the following basis during the year ended December 31, 2022. Dr. Shermaine Tilley has elected not to receive compensation as a result of the policies of CTI Life Sciences Fund and this explains her absence from the tables related to Director’s compensation.

Name	Fees Earned	Share-based Awards(1)(2)	Total
	$	$	$
Michael Bailey(3)	33,646	120,774	154,420
Julia P. Gregory(4)	23,438	81,689	105,127
Michael Kalos	28,125	80,127	108,252
Kyle Kuvalanka	29,375	84,501	113,876
Saman Maleki(5)	-	135,008(6)	135,008
Andrew Sheldon(7)	59,560	27,968	87,528
Shermaine Tilley	-	-	-
Markus Warmuth	28,438	90,439	118,877

(1)	DSUs vest immediately on the date of their grant, except for initial grants upon joining the Board, which vest over 3 years
(2)	The fair value of the DSUs awarded is obtained by multiplying the number of DSUs awarded by the volume weighted average trading price of the Shares on the NASDAQ for the five trading days immediately preceding the award date.
(3)	Michael Bailey was appointed to Chair of the board effective June 29, 2022.
(4)	Julia P. Gregory resigned from the board effective January 9, 2023.
(5)	Saman Maleki joined the board effective September 15, 2022.
(6)	Includes 14,989 DSUs with a grant date fair value of $104,000 that vest over 3 years (1/3 each year)
(7)	Andrew Sheldon resigned from the board effective June 29, 2022.

ITEM 6.C.	Board Practices

All of our directors are elected at the annual meeting of our shareholders, or at any special meeting of shareholders if one of the purposes for which a special meeting was called was the election of directors, and each holds such office until his or her successor is elected or appointed, unless his or her office is earlier vacated by way of the director’s resignation or death or under any of the relevant provisions of our Articles or the CBCA.

Employment, Consulting and Directors’ Service Contracts

For information on the employment agreement for Mr. Hall, refer to Exhibit 4.7.

No other directors have a service contract with the Corporation providing for benefits upon termination.

Audit Committee

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: (i) the financial information that will be provided to the shareholders and others; (ii) the systems of internal controls, including cybersecurity, which management and the Board of Directors have established; and (iii) the Corporation’s audit and financial reporting process. The external auditors’ ultimate responsibility is to the Board of Directors and the Committee, as representatives of the shareholders.

Audit Committee Terms of Reference

The Company has a written charter which sets out the duties and responsibilities of its Audit Committee. The Audit Committee Charter is available at www.imv-inc.com/investors/governance/governance-documents under “Mandate of the Audit Committee”.

Audit Committee Composition

The Audit Committee is currently composed of Mr. Kyle Kuvalanka (Chair), Dr. Markus Warmuth and Dr. Shermaine Tilley, all of whom are financially literate and independent directors within the meaning of National

Instrument 52-110 – Audit Committees. The education and related experience of each current Audit Committee member are described in their biographies above.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services. All non-audit services performed by our auditors for the twelve-month period ended December 31, 2022 were pre-approved by our Audit Committee. It is our policy that all non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

Compensation Committee

The Committee’s primary duties and responsibilities are to review and make recommendations to the Board in respect of:

●	the recruitment, hiring, evaluation, determination of terms of employment and the job description of the CEO;

●	the Corporation’s compensation strategy, policies and guidelines, taking into account the proposals from the CEO, and to monitor their consistency with the Corporation’s goals and strategies;

●	the CEO’s recommendations on the appointment and compensation of Executive Officers and other key employees of the Corporation;

●	management incentive and perquisite plans and any non-standard remuneration plans;

●	succession planning of the Corporation’s senior management; and

●	Board compensation and training matters.

The Compensation Committee is currently composed of four independent board members: Dr. Shermaine Tilley (Chair), Dr. Michael Kalos and Ms. Shabnam Kazmi. The education and related experience (as applicable) of each current member are described in the biographies above.

Corporate Governance Committee

The primary function of the Corporate Governance Committee is to assist the Board of Directors in the exercise of certain duties regarding the corporate governance of the Corporation. Among others, the Committee develops policies regarding corporate governance for the Corporation, for internal governance as well as for the Corporation’s external communications.

The Corporate Governance Committee is currently composed of Mr. Michael Bailey (Chair), Ms. Shabnam Kazmi, Mr. Kyle Kuvalanka and Dr. Saman Maleki. The education and related experience (as applicable) of each current member are described in their biographies above.

Committees are empowered to engage, or to request that management engage, outside advisors at the Corporation’s expense. The Board would consider any such request by an individual member of the Board on its merits at the time it was made.

Clinical Committee

The primary function of the Clinical Committee is to assist the Board of Directors in fulfilling its oversight responsibilities regarding clinical trials. The Committee’s primary duties include review of clinical protocol and clinical trial study design, advising on clinical development strategy and oversight of clinical trial management including patient and site enrollment.

The Clinical Committee is currently composed of Dr. Markus Warmuth (Chair), Mr. Michael Bailey, Dr. Michael Kalos, and Dr. Saman Maleki. The education and related experience (as applicable) of each current member are described in their biographies above.

ITEM 6.D.	Employees

As at December 31, 2022, the Corporation had 63 full-time and part-time, including 11 employees holding PhD degrees and a number of other employees holding M.Sc. or MBA degrees. The Corporation restructured its work force in September 2022 which reduced its number of employees by approximately one third. The Corporation’s employees are not governed by a collective bargaining agreement. The Corporation depends on certain key members of its management and scientific staff and the loss of services of one or more of these persons could adversely affect the Corporation. See “Risk Factors and Uncertainties”.

ITEM 6.E.	Share Ownership

The following table indicates information as of March 15, 2023, regarding the beneficial ownership of our Common Shares, for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;
●	each named executive officer;
●	each of our directors; and
●	all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of March 15, 2023 upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of March 14, 2023, we had 47 record holders of our Common Shares, with 36 record holders in Canada, representing 59.58% of our outstanding Common Shares, and 8 record holders in the United States, representing 40.38% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is Suite 19, 130 Eileen Stubbs Avenue, Dartmouth, Nova Scotia B3B 2C4.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% and Greater Shareholders:
Fonds de solidarité des travailleurs du Québec (F.T.Q.)(1)	761,153	7.9%
Armistice Capital, LLC(2)	963,952	9.9%
Directors and Named Executive Officers:
Michael Bailey(3)	36,924	*	%
Michael Kalos(4)	22,941	*	%
Shabnam Kazmi	-	nil
Kyle Kuvalanka(5)	24,125	*	%
Saman Maleki(6)	11,053	*	%
Shermaine Tilley(7)	-	nil
Markus Warmuth(8)	28,051	*	%
Brittany Davison(9)	7,181	*	%
Jeremy Graff(10)	23,334	*	%
Andrew Hall(11)	36,815	*	%
All executive officers and directors as a group(12) (10 persons)	190,424	1.6%

*	Indicates beneficial ownership of less than 1%.

(1)	According to Amendment No. 2 to the Schedule 13G filed with the SEC on February 3, 2023, consists of 654,010 Common Shares and 107,143 Common Shares underlying Common Share purchase warrants. Fonds de solidarité des travailleurs du Québec (F.T.Q.) has sole voting and sole dispositive power with respect to such securities. The principal business office of Fonds de solidarité des travailleurs du Québec (F.T.Q.) is 545, Cremazie Blvd. East, Suite 200, Montreal, Quebec, Canada H2M 2W4.

(2)	According to the Schedule 13G filed with the SEC on February 14, 2023, Armistice Capital, LLC (“Armistice”) is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the common shares, and pursuant to an Investment Management Agreement, Armistice exercises voting and investment power over the securities of the Corporation held by the Master Fund and thus may be deemed to beneficially own the securities of the Corporation held by the Master Fund. Steven Boyd, as the managing member of Armistice, may be deemed to beneficially own the securities of the Corporation held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Corporation directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice. The principal business office of Armistice is 510 Madison Avenue, 7th Floor, New York, New York 10022.
(3)	Consists of 36,924 Common Shares underlying deferred share units.
(4)	Consists of 22,941 Common Shares underlying deferred share units.
(5)	Consists of 24,125 Common Shares underlying deferred share units.
(6)	Includes 10,537 Common Shares underlying deferred share units and 80 Common Shares held by Dr. Maleki’s spouse, Dr. Solmaz Karamdoust.
(7)	Dr. Shermaine Tilley has elected not to receive equity-based compensation as a result of the policies of CTI Life Sciences Fund.
(8)	Consists of 28,051 Common Shares underlying deferred share units.
(9)	Includes 5,661 Common Shares underlying options.
(10)	Consists of 23,334 Common Shares underlying options.
(11)	Includes 30,715 Common Shares underlying options.
(12)	Includes 122,578 Common Shares underlying deferred share units and 59,710 Common Shares underlying options.

Stock Option Plan

The following is a summary of the main provisions of the Stock Option Plan. The full text of the Stock Option Plan is included as Exhibit 4.11 hereto.

The maximum number of Shares that can be issued upon the exercise of options granted under the Stock Option Plan and any other security-based compensation plan of the Corporation is equal to 8% of the number of issued and outstanding Shares from time to time. Any Shares subject to an option which has been granted under the Stock Option Plan that expires or terminates without having been fully exercised may be subject of a further option under the Stock Option Plan.

The number of Shares issuable to insiders of the Corporation, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangement (as such term is defined in the Toronto Stock Exchange Company Manual) cannot exceed 10% of the issued and outstanding Shares and the number of Shares issued to insiders of the Corporation, within any one year period, under the Stock Option Plan and any other security based compensation arrangement cannot exceed 10% of the issued and outstanding Shares.

The Board may grant options to directors, officers, employees, consultants of the Corporation and, if applicable, its subsidiaries and holding companies of such persons.

No Options may be granted under the Option Plan to any non-employee director if such grant would, at the time of the grant, result in: (i) the aggregate number of Shares reserved for issuance to all non-employee directors under the Option Plan and all other security-based compensation arrangements of the Corporation exceeding 1% of the total number of Shares then issued and outstanding; (ii) the aggregate value of Options granted to the non-employee directors during the Corporation’s fiscal year exceeding $100,000; or (iii) the aggregate value of Options and, in the case of security-based compensation arrangements that do not provide for the granting of Options (“Full Value Awards”), the grant date value of Shares granted to the non-employee director during the Corporation’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the non-employee director’s discretion, in place of the same value of foregone cash compensation from the Corporation shall not be counted toward the foregoing $150,000 limit and provided further that the foregoing limitations shall not apply to one-time initial grants to a new director who would be a non-employee director upon joining the Board as compensation for serving on the Board.

The exercise price of the options is determined by the Board at the time of the grant of an option, but cannot be lower than the volume weighted average trading price of the Shares on the principal stock exchange on which the Shares are trading for the five trading days immediately preceding the day on which the stock option is granted.

If approved by the Board, in lieu of paying the exercise price in cash for the Shares that may be issued pursuant to the exercise of stock options, a participant may elect to acquire the number of Shares determined by subtracting the exercise price from the volume-weighted average price (“VWAP”), multiplying the difference by the number of Shares in respect of which the stock option was otherwise being exercised and then dividing that product by such VWAP. In such event, the number of Shares as so determined (and not the number of Shares to be issued under the stock option) will be deemed to be issued under the Stock Option Plan and all the stock options surrendered will be cancelled.

At the time of grant, the Board, at its discretion, may set a vesting schedule, that is, one or more dates from which an option may be exercised in whole or in part. The maximum period during which an option may be exercised is ten years from the date on which it is granted, however, at its discretion, the Board has the right to set a shorter period of time during which an option is exercisable. If the expiry date of an option should occur during or within 10 business days after the last day of any period during which a policy of the Corporation prevents a holder of options from trading in the Shares or in any other securities of the Corporation or exercising or converting any exercisable or convertible securities of the Corporation, the expiry date for the option will be the last day of such 10 business day period.

All benefits, rights and stock options accruing to any option holder in accordance with the terms and conditions of the Stock Option Plan shall be non-transferable and non-assignable unless specifically provided in the Stock Option Plan.

In the event of the death or permanent disability of an option holder, any stock option previously granted to an option holder shall be exercisable until the earlier of (i) the end of its term or (ii) the expiration of 12 months after the date of death or permanent disability of such option holder.

If an option holder ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries (as the case may be) for any reason other than being dismissed from his office or employment for cause, death or permanent disability, their stock options will terminate at 6:00 p.m. (Halifax time) on the earlier of (i) the end of its term or (ii) 90 days after the date such option holder ceases to hold be a director, officer, employee or consultant of the Corporation as the case may be. During this period, an option holder may exercise their stock option to the extent they were entitled to at the date of such cessation. Options that had not vested on the date of such cessation shall be immediately cancelled.

If an option holder ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries (as the case may be) as a result of being dismissed from their office or employment for cause or an option holder’s contract as a consultant being terminated before its normal termination date for cause, their options shall immediately be cancelled and may not be exercised as of the termination or dismissal date.

The number of Shares subject to the Stock Option Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any stock option granted prior to such event without any change in the total price applicable to the unexercised portion of the stock option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the stock option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the stock options outstanding under the Stock Option Plan and to prevent any dilution or enlargement of the same.

Notwithstanding any other provision in the Stock Option Plan, in the event of a proposed Change of Control (as defined in the Stock Option Plan), the Board may, as deemed necessary or equitable by the Board in its sole discretion and subject to regulatory approvals, as applicable, determine the manner in which all unexercised stock options granted under the Stock Option Plan will be treated including, for example, accelerating the vesting of the stock options, accelerating the expiry of the term of the stock options and accelerating the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may make the following types of amendments to the Stock Option Plan without seeking the approval of the shareholders of the Corporation: (i) amendments of a “housekeeping” nature; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for stock options to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting the administration of the Stock Option Plan; (v) any amendment to the vesting provisions of the Stock Option Plan; (vi) amend any term of any outstanding stock option (including, without limitation, the exercise price, vesting and expiry of the stock option), provided that, (A) if the amendments would reduce the exercise price or extend the expiry date of stock options, other than as authorized pursuant to the Stock Option Plan, approval of the disinterested shareholders of the Corporation must be obtained; and (B) the Board would have had the authority to initially grant the stock option under the terms as so amended; (vii) any amendment to the early termination provisions of the Stock Option Plan or any stock option, whether or not such stock option is held by an insider of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (viii) any amendment to the termination provisions of the Stock Option Plan or any stock option, provided any such amendment does not entail an extension of the expiry date of such stock option beyond its original expiry date; (ix) the addition or modification of a cashless exercise feature, payable in cash or in securities, which provides for a full or partial deduction of the number of underlying Shares from the Stock Option Plan reserve; (x) amendments necessary to suspend or terminate the Stock Option Plan; and (xi) any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under applicable laws.

However, the Board may not, without the approval of the shareholders of the Corporation, make amendments to the Stock Option Plan for any of the following purposes: (i) to increase the maximum number of shares that may be issued pursuant to options granted under the Stock Option Plan; (ii) to reduce the exercise price; (iii) to extend the expiry date of Options; (iv) to broaden the definition of “participant” to the Stock Option Plan; (v) to increase the maximum number of shares issuable to insiders a under the Stock Option Plan; (vi) to permit transfers or assignment to any person not currently permitted under the Stock Option Plan; (vii) to increase the value of Options granted or to remove or increase the percentage limit relating to Shares issuable, in each case, to non-executive directors; or (viii) to amend the provisions of Section 19(c) of the Stock Option Plan that are described in this paragraph.

Deferred Share Unit Plan

The following is a summary of the main provisions of the Deferred Share Unit Plan “DSU Plan”. The full text of the DSU Plan is included as Exhibit 4.10 hereto.

The maximum number of Shares which the Corporation may issue from treasury in connection with the redemption of Deferred Share Units (“DSUs”) granted under the DSU Plan is 200,000 Shares. The number of Shares issuable to insiders of the Corporation, at any time, pursuant to the DSU Plan and any other security based compensation arrangement (as such term is defined in the Toronto Stock Exchange Company Manual) of the Corporation, including the Stock Option Plan, cannot exceed 10% of the issued and outstanding Shares; and, the number of Shares issued from treasury to insiders of the Corporation within a one year period, under the DSU Plan and any other security based compensation arrangement of the Corporation, including the Stock Option Plan, cannot exceed 10% of the issued and outstanding Shares. The DSU Plan does not provide for a maximum number of Shares which may be issued to an individual pursuant to the redemption of DSUs.

Any director of the Corporation who is not an employee or officer of the Corporation or of its subsidiaries (a “Non-Executive Director”) is eligible to be credited with DSUs under the DSU Plan.

At the time of their appointment, each Non-Executive Director shall receive DSUs corresponding to 100% of the cash value of initial compensation for new Directors then in effect as part of the compensation plan of Directors of the Corporation. Each year thereafter, a Non-Executive Director may elect to receive up to 100% of his or her annual Fees, but not less than 50% of his or her Fees, in the form of DSUs with the balance to be paid in cash. The Corporation will grant, in respect of each Non-Executive Director, that number of DSUs as is determined by dividing the amount of Fees that, but for an election, would have been paid to the Non-Executive Director, by the VWAP per Share for the five trading days immediately preceding the award date (the “Fair Market Value”), and will credit the Non-Executive

Director’s account with such DSUs. Only cash compensation that would otherwise be paid to Non-Executive Directors is eligible to be paid out in DSUs on a value-for-value exchange, and the DSU Plan prohibits discretionary grants.

DSUs will vest immediately upon being credited to a Non-Executive Director’s account. DSUs credited to the Non-Executive Director’s account may only be redeemed in the event of the cessation of a Non-Executive Director’s directorship for any reason, including such person’s death (the “Termination”). Each DSU is equivalent in value to a Share.

Upon redemption, the Corporation will issue to the person a number of Shares from treasury equal to the number of DSUs credited in the account, less the number of Shares that results by dividing the aggregate amount of any federal, provincial, local or foreign taxes and other amounts required by law to be withheld (the “Applicable Withholding Taxes”) by the Fair Market Value as of the date of redemption. Instead of issuing Shares from treasury, the Corporation may elect, in its sole discretion, to pay the person an amount of money determined by multiplying the number of DSUs credited in the account by the Fair Market Value as of the date of redemption, net of any Applicable Withholding Taxes, upon redemption.

The rights of a Non-Executive Director pursuant to the terms of the DSU Plan are non-assignable or alienable by him or her either by pledge, assignment or in any other manner, and after his or her lifetime will enure to the benefit of and be binding upon the Non-Executive Director’s estate. the rights and obligations of the Corporation under the DSU Plan may be assigned by the Corporation to a successor in the business of the Corporation.

The number of Deferred Share Units standing to the credit of an Account will also be appropriately adjusted to reflect the payment of dividends in Shares (other than dividends in the ordinary course), the subdivision, consolidation reclassification, conversion or exchange of the Shares, or a merger, consolidation, recapitalization, reorganization, spin off or any other change or event which affects the Fair Market Value and which, in the sole discretion of the Board, necessitates action by way of adjustment to the number of Deferred Share Units. The appropriate adjustment in any particular circumstance will be conclusively determined by the Board in its sole discretion, subject to acceptance by the TSX, if applicable.

The Board may, at any time, amend or revise the terms of the DSU Plan subject to the receipt of all necessary regulatory and shareholders approvals, provided that no such amendment or revision will alter the terms of any Deferred Share Unit granted under the DSU Plan prior to such amendment or revision.

Without limiting the generality of the foregoing, the Board may make the following types of amendments to the DSU Plan without seeking the approval of the shareholders: (i) amendments to the definition of “Participant” or the eligibility requirements for participating in the DSU Plan, where such amendments would not have the potential of broadening or increasing insider participation; (ii) amendments to the manner in which Non-Executive Directors may elect to participate in the DSU Plan; (iii) amendments to the provisions of the DSU Plan relating to the redemption of DSUs and the dates for the redemption of the same, provided that no amendment will accelerate the redemption of a Non-Executive Director’s DSUs prior to the earlier of his or her Termination, subject to obtaining the required regulatory approvals; (iv) amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan; (v) amendments necessary to comply with the provisions of applicable laws and the requirements of the TSX; (vi) amendments respecting the administration of the DSU Plan; (vii) amendments to the vesting provisions of the DSU Plan; (viii) amendments necessary to continuously meet the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) and to ensure that the DSU Plan is not a salary deferral arrangement or an employee benefit plan as those terms are defined in subsection 248(1) of the Income Tax Act (Canada); (ix) amendments necessary to suspend or terminate the DSU Plan; and (x) any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under applicable laws.

Notwithstanding the provisions of foregoing paragraph, the Board may not, without the approval of the shareholders, make amendments to the DSU Plan for any of the following purposes: (i) to increase the maximum number of Shares that may be issued from treasury under the DSU Plan; (ii) to increase the maximum number of Shares that may be issued to insiders of the Corporation during any twelve month period; and (iii) to amend the amendment provisions set forth in the DSU Plan.

ITEM 6.F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

ITEM 7.A.	Major Shareholders

See Item 6.D. above.

To the best of our knowledge, there has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for Fonds de solidarité des travailleurs du Québec (F.T.Q.), which, based upon Amendments to Schedule 13G/A filed with the SEC on July 21, 2021 and February 3, 2023, reported sole voting and dispositive power over 654,010 common shares, on a post-share consolidation basis, as of both July 20, 2021 and December 31, 2022, but a reduction in percentage ownership from 10.15% to 7.9% owing to an overall increase in our outstanding common shares due to the December 2022 Offering.

ITEM 7.B.	Related Party Transactions

Except as otherwise set out herein, there are no material interests, direct or indirect, of any director, executive officer, person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect the Corporation.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

ITEM 8.A.	Consolidated Statements and Other Financial Information

The audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 can be found under “Item 17. Financial Statements”.

ITEM 8.B.	Significant Changes

We are not aware of any significant change that has occurred since December 31, 2022, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

Item 9.	The Offer and Listing.

ITEM 9.A.	Offer and Listing Details

The Common Shares are listed and posted for trading on each of the TSX and Nasdaq under the trading symbol “IMV”.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “Item 9.A. Offer and Listing Details.”

ITEM 9.D.	Selling Shareholders

Not applicable.

ITEM 9.E.	Dilution

Not applicable.

ITEM 9.F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

ITEM 10.A.	Share Capital

Not applicable.

ITEM 10.B.	Memorandum and Articles of Association

Articles of Incorporation and By-laws

We are governed by articles of incorporation dated May 18, 2007, as amended on September 28, 2009, May 2, 2008 and December 7, 2022, respectively (collectively, the “Articles”) under the CBCA and by our by-law no. 3 dated May 12, 2010 (the “By-laws”). Our Articles are on file with Corporations Canada under Corporation Number 677457-11.

Purposes of the Company

Our Articles and By-laws do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

Directors

Our Articles provide that the minimum number of directors we must have is one (1) and the maximum number is fifteen (15). In accordance with the CBCA, at least 25% of our directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, capable and not bankrupt. Neither the Articles nor the By-laws contain an age limit requirement for the retirement of non-retirement of directors. Our Articles provide that the directors may, between annual general meetings of the shareholders, appoint one (1) or more additional directors of the Company to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Company.

The directors are elected by a majority of the votes cast at the annual general meeting at which an election of directors is required or at any special meeting of shareholders, to hold office until the election of their successors, except in the case of resignations or if their offices become vacant by death or otherwise.

Neither the Articles nor the By-laws require directors to hold a minimum number of shares of the Company to qualify as a director.

The directors are entitled to remuneration determined by the Board or by a committee to which the Board may delegate the power to do so from time to time. There is no requirement for an independent quorum. Under the mandate of our

Compensation Committee, comprised of a minimum of two directors all of whom shall be independent directors, such committee is tasked with making recommendations to the Board concerning directors’ remuneration.

The CBCA provides that a director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us must disclose to us the nature and extent of his or her interest at the time and in the manner provided by the CBCA, or request that same be entered in the minutes of the meetings of the Board, even if such contract, in connection with our normal business activity, does not require the approval of either the directors or the shareholders. At the request of the president or any director, the director placed in a situation of conflict of interest must leave the meeting while the Board discusses the matter. The CBCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

o	relates primarily to his or her remuneration as our director, officer, employee or agent or as a director, officer, employee or agent of an affiliate of us;
o	is for indemnity or insurance for director’s liability as permitted by the CBCA; or

o	is with our affiliate.

The CBCA provides that the Board may, on our behalf and without authorization of our shareholders:

o	borrow money upon our credit;
o	issue, reissue, sell or pledge our debt obligations;
o	give a guarantee on our behalf to secure performance of an obligation of any person; and
o	mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any of our obligations.

The shareholders have the ability to restrict such powers through our Articles or By-laws (or through a unanimous shareholder agreement), but no such restrictions are in place.

Pursuant to the CBCA, our directors manage and administer our business and affairs and exercise all such powers and authority as we are authorized to exercise pursuant to the CBCA, the Articles and the By-laws. The general duties of our directors and officers under the CBCA are to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Any breach of these duties may lead to liability to us and our shareholders for breach of fiduciary duty. In addition, a breach of certain provisions of the CBCA, including the improper payment of dividends or the improper purchase or redemption of shares, will render the directors who authorized such action liable to account to us for any amounts improperly paid or distributed.

Our By-laws provide that we shall, to the full extent provided by law, indemnify a director or an officer, a former director or officer of the Company or another individual who acts or acted at the Company’s request as a director or officer, or in a similar capacity, of another entity, and his heirs and legal representatives to the extent permitted by the CBCA against all expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in respect of any civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another entity, provide he acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which he served at the Company’s request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

Share Capitalization

The authorized share capital of the Company consists of an unlimited number of Common shares, and an unlimited number of Preferred shares.

Common Shares

As of March 15, 2023, our authorized share capital consists of an unlimited number of Common Shares, of which 11,711,637 are issued and outstanding. In addition, we have 5,447,256 shares are reserved for the issuance of outstanding stock options, warrants and deferred share units.

The holders of the common shares are entitled to receive notice of and attend all meetings of shareholders and have one vote for each common shares held by them, except meetings at which only shareholders of a specified class of shares are entitled to vote, provided that they were shareholders as of the record date. In addition, the holders are entitled to receive dividends if, as and when declared by our Board on the common shares, provided that the Company is entitled to declare dividends on the preferred shares, or on any of such classes of shares without being obliged to declare any dividends on the common shares. Finally, the holders of the common shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to receive our remaining property upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary in equal rank with the holders of all common shares of the Company. Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

Preferred Shares

As of the date hereof, our authorized share capital consists of an unlimited number of Preferred shares, none which are issued and outstanding.

Shareholder Actions

The CBCA provides that our shareholders may, with leave of a court, bring an action in our name and on our behalf for the purpose of prosecuting, defending or discontinuing an action on our behalf. In order to grant leave to permit such an action, the CBCA provides that the court must be satisfied that our directors were given adequate notice of the application, the shareholder is acting in good faith and that it appears to be in our best interests that the action be brought.

Action Necessary to Change Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds of the issued and outstanding shares cast at a duly called special meeting and, for certain amendments, the holders of shares of a class or of a series are entitled to vote separately as a class or series on a proposal to amend the articles. For certain amendments, a shareholder is entitled under the CBCA to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and we implement such changes, demand payment of the fair value of its shares.

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time. A quorum at any meeting of shareholders shall be persons present not being less than two in number and holding or representing more than twenty-five percent (25%) of the total number of issued and outstanding common shares of the Company.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

The CBCA provides that the holders of not less than 5% of our outstanding voting shares may requisition our directors to call a meeting of shareholders for the purpose stated in the requisition. Except in limited circumstances, including where a meeting of shareholders has already been called and a notice of meeting already given or where it is clear that the primary purpose of the requisition is to redress a personal grievance against us or our directors, officers or shareholders, our directors, on receipt of such requisition, must call a meeting of shareholders. If the directors fail to call a meeting of shareholders within twenty-one days after receiving the requisition, any shareholder who signed the requisition may call the meeting of shareholders and, unless the shareholders resolve otherwise at the meeting, we shall reimburse the shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting of shareholders.

The CBCA also provides that, except in limited circumstances, a resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.

IMV has adopted an advance notice by-law (the “Advance Notice Requirement”). The Advance Notice Requirement applies in certain circumstances where nominations of persons for election to the Board are made by our shareholders other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the CBCA; or (b) a shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to us prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual meeting of shareholders, we must be given not less than 30 days’ notice prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors, we must be given notice not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. In the case of an annual meeting of shareholders or a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors where notice-and-access is used for delivery of proxy-related materials, must be given notice not later than the close of business on the 40th day prior to the date of the meeting of shareholders; provided, however, that if the shareholders’ meeting is to be held on a date that is less 50 days after the notice date or the special meeting notice date, as applicable, the notice shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the notice date and, in the case of a special meeting (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the special meeting notice date.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Requirement.

Limitations on Right to Own Securities

There is no limitation imposed by the laws of Canada or by the Articles or By-laws on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act (Canada) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being at least one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadian.

Change of Control

There are no provisions in our By-laws or Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. However, certain types of change of control transactions will require shareholder approval of the Company’s Shareholders and calling the necessary shareholder meeting for such transaction would delay the completion of the transaction.

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, or who directly or indirectly exercises control or direction over voting securities of a reporting issuer, voting securities of an issuer or a combination of both, carrying more than ten percent of the voting rights attached to all the issuer’s outstanding voting securities is an insider and must, within ten days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer.

Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.

Our By-laws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

ITEM 10.C.	Material Contracts

●	Employment Contract, by and between the Company and Andrew Hall, effective as of January 1, 2022, pursuant to which the Company and its affiliates, IMV Technologies Inc. and IMV USA Inc., employ Andrew Hall as Chief Executive Officer.

●	Employment Contract, effective as of September 15, 2022, by and between the Company and Brittany Davison, pursuant to which the Company employs Brittany Davison as Chief Accounting Officer.

●	Employment Contract, effective as of June 14, 2021, by and between the Company and Jeremy R. Graff, pursuant to which the Company employs Jeremy R. Graff as Chief Scientific Officer.

●	Equity Distribution Agreement, dated as of August 4, 2022, by and between the Company and Piper Sandler, pursuant to which the Company retained Piper Sandler. as its sale agent to sell common shares of the Company from time to time with an aggregate offering price of up to U.S.$50,000,000;

●	Form of Common Share Purchase Warrant issued to investors in connection with the closing of the Corporation’s registered director offering in December 2020, pursuant to which the Company issued warrants for common shares of the Company;

●	Form of Prefunded Common Share Purchase Warrant issued to investors in connection with the closing of the Corporation’s registered direct offering in December 2020, pursuant to which the Company issued warrants for common shares of the Company;

●	Funding Certificate, dated June 21, 2022, by and among the Company, Immunovaccine Technologies Inc. and IMV USA Inc., pursuant to which the Company, Immunovaccine Technologies Inc. and IMV USA Inc. certified to Horizon certain representations in connection with that certain Venture Loan and Security Agreement, dated as of December 17, 2021, by and among the Company, Immunovaccine Technologies Inc., IMV USA Inc., Powerscourt Investments XXV, LP and Horizon;

●	Lease, dated as of July 26, 2021, by and between the Company and GiGi Capital LLC, pursuant to which the Company leases property located at 10 Rogers Street, Suite 120, Cambridge, Massachusetts 02142 from GiGi Capital, LLC, the Corporation’s administrative offices;

●	Lease, dated as of February 8, 2018, by and between the Company and TNC 120-140 Eileen Stubbs Ltd., pursuant to which the Company leases property located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada from TNC 120-140 Eileen Stubbs Ltd., the Corporation’s principal executive offices;

●	License Agreement, dated as of July 12, 2010, by and among Merck KGaA, Immunovaccine Technologies, Inc., and the other parties thereto (the “Merck License Agreement”), pursuant to which Merck KGaA granted certain rights to certain Compounds (as defined in the Merck License Agreement);

●	Securities Purchase Agreement, dated as of December 16, 2022, by and among the Company and each purchaser identified on the signature pages thereto, pursuant to which the Company sold securities to those purchasers;

●	Venture Loan and Security Agreement, dated as of December 17, 2021, by and among Horizon, Powerscourt Investments XXV, LP, the Company, Immunovaccine Technologies Inc., IMV USA Inc. and the other parties named thereto, pursuant to which Horizon Technology Finance Corporation and Powerscourt provided various secured loans to the Company, Immunovaccine Technologies Inc. and IMV USA Inc.; and

●	Warrant Indenture, dated as of July 20, 2021, issued to investors in connection with the July 2021 Offering, by and between the Company and Computershare Trust Company of Canada, pursuant to which the Company retained Computershare Trust Company of Canada as warrant agent in connection with the issuance of 10,714,285 warrants.

ITEM 10.D.	Exchange Controls

There are currently no government laws, decrees, regulations or other legislation of Canada or the United States that restrict the export or import of capital (including the availability of cash and cash equivalents) or that affect the remittance of dividends, distributions, interest or other payments to non-residents of Canada or the United States holding our Common Shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

ITEM 10.E.	Taxation

Certain U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Common Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”) all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Common Shares in an offering and that hold those Common Shares as capital assets (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	dealers or traders in securities who use a mark-to-market method of tax accounting;

●	persons holding Common Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Common Shares;

●	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

●	brokers, dealers or traders in securities, commodities or currencies;

●	tax-exempt entities or government organizations;

●	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

●	regulated investment companies or real estate investment trusts;

●	persons who acquired the Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons holding the Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

●	persons who own (directly or through attribution) 10% or more (by vote or value) of the outstanding Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Common Shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Common Shares.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Common Shares and is:

●	an individual who is a citizen or individual resident of United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable United States Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.

Passive Foreign Investment Company Rules

If the Corporation is classified as a passive foreign investment company (a “PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income (which generally includes dividends, interest, rents or royalties (other than certain rents or royalties earned in the conduct of an active business) and investment gains); or

●	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

The Corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation, the equity of which it owns, directly or indirectly, 25% or more (by value).

Based on the composition of the Corporation’s income and the value of its assets, the Corporation believes that it was not a PFIC for United States federal income tax purposes for the 2022 taxable year, and, further, the determination of the Corporation’s status as a PFIC for the 2023 tax year cannot be made at this time. A separate determination must be made after the close of each taxable year as to whether the Corporation is a PFIC for that year, and as a result, its PFIC status may change from year to year. The total value of the Corporation’s assets for purposes of the asset test generally will be calculated using the market price of the Common Shares, which may fluctuate considerably.

Fluctuations in the market price of the Common Shares may result in the Corporation’s being a PFIC for any taxable year. The determination of the Corporation’s status as a PFIC will also depend upon the characterization of government grants received by the Corporation (including funding toward the development of its COVID-19 vaccine candidate, DPX-COVID-19) as gross income for U.S. federal income tax purposes, but not as passive income for PFIC testing purposes. Because of the uncertainties involved in establishing the Corporation’s PFIC status, there can be no assurance regarding if the Corporation currently is treated as a PFIC, or may be treated as a PFIC in the future.

If the Corporation is classified as a PFIC in any year with respect to which a U.S. Holder owns the Common Shares, the Corporation will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Common Shares, regardless of whether the Corporation continues to meet the tests described above unless the Corporation ceases to be a PFIC and either (x) the U.S. Holder has made a “deemed sale” election under the PFIC rules or (y) for the period immediately preceding the Corporation’s ceasing to be a PFIC the Common Shares were subject to a mark-to-market election. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the Common Shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as the Corporation does not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from the Corporation or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if the Corporation ceases to be a PFIC and such election becomes available.

For each taxable year the Corporation is treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes a qualified electing fund election (a “QEF Election”) or (ii) the Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Common Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Corporation became a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.

In addition, if the Corporation is a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions the Corporation receives from, and the Corporation’s dispositions of the stock of, any of the Corporation’s direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to the Corporation’s subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not the Corporation makes distributions, as capital gains, such U.S. Holder’s pro rata share of the Corporation’s net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of the Corporation’s earnings in excess of the Corporation’s net capital gains. If the Corporation determines that it is a PFIC for this year or any future taxable year, the Corporation currently expects that it would provide the information necessary for U.S. Holders to make a QEF Election.

U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. The Common Shares are listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if the Common Shares remain listed on the Nasdaq and are regularly traded, and you are a holder of Common Shares, the Corporation expects the mark-to-market election would be available to U.S. Holders if the Corporation is a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Common Shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service (the “IRS”), unless the Common Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that the Corporation owns, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of the Corporation’s investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER ANY OF THESE ELECTIONS WOULD BE AVAILABLE AND IF SO, WHAT THE CONSEQUENCES OF THE ALTERNATIVE TREATMENTS WOULD BE IN THEIR PARTICULAR CIRCUMSTANCES.

Each U.S. shareholder of a PFIC is required to file a Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund containing such information as the United States Treasury Department (the “U.S. Treasury”) may require. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

THE CORPORATION STRONGLY URGES YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF THE CORPORATION’S PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.

Cash Dividends and Other Distributions

Subject to the discussion under “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Common Shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its Common Shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of the Corporation’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Common Shares”). There can be no assurance that the Corporation will maintain calculations of the Corporation’s earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if  (i) its Common Shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are readily tradable on the Nasdaq, an established securities market in the United States, and the Corporation may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should generally not be required to recognize foreign currency gain or loss in respect of the dividend income.

If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Common Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Subject to the discussion under “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Net Investment Income Tax

Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the net investment income tax to its income and gains in respect of its investment in the Common Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

In addition to the reporting described above that may be required if the Corporation is a PFIC, U.S. Holders paying more than US$100,000 for the Common Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Common Shares to the Corporation. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Common Shares.

ITEM 10.F.	Dividends and Paying Agents

Not applicable.

ITEM 10.G.	Statement by Experts

Not applicable.

ITEM 10.H.	Documents on Display

Documents concerning our company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, B3B 2C4, or by fax at (902) 492-0888.

ITEM 10.I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We have exposure to interest rate, liquidity risk and currency risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

Interest rate risk

The Corporation is exposed to interest rate fluctuations on its venture loan with Horizon and Powerscourt Investments XXV, LP for which amounts are subject to The Wall Street Journal prime rate plus 5.75%, with an interest rate floor at 3.25% for the prime rate. The Corporation does not expect further significant increases in The Wall Street Journal prime rate and has decided to not actively manage the risk. Based on currently outstanding loans an increase (decrease) of 100 basis points in interest prime rate at the reporting date would have resulted in a non-significant impact in earnings or loss. This analysis assumes that all other variables remain constant. Other than the interest rate fluctuations on the Venture loan described above, the Corporation has limited exposure to interest rate risk on its lending and borrowing activities.

Credit risk

Credit risk arises from cash and cash equivalents and amounts receivable.  The Corporation invests excess cash in high-interest savings accounts or in highly liquid temporary investments of Schedule 1 Canadian Banks.  The credit risk of cash and cash equivalents is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The total of amounts receivable disclosed in the consolidated statements of financial position as at December 31, 2022 of $727 (2021 - $602) is comprised mainly of current period advances due to the Corporation for government assistance programs and sales taxes recoverable. If required, the balance is shown net of allowances for bad debt, estimated by management based on prior experience and their assessment of the current economic environment.  Historically, there have been no collection issues and the Corporation does not believe it is subject to any significant concentration of credit risk.

Liquidity risk

Liquidity risk represents the possibility that the Corporation may not be able to gather sufficient cash resources when required and under reasonable conditions to meet its financial obligations. Since the Corporation’s inception, operations have been financed through the sale of shares, issuance of debt, revenue and cost-recoveries from license agreements, interest income on funds available for investment, government assistance and income tax credits.  The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $192,911 as at December 31, 2022.

While the Corporation has $21,223 in cash and cash equivalents at December 31, 2022, it continues to have an ongoing need for substantial capital resources to research and develop, commercialize and manufacture its products and technologies.  The Corporation is currently not yet receiving a significant ongoing revenue stream from its license agreements, nor can it be certain that it will receive significant revenue from these agreements before additional cash is required. As a result, there can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations and develop or commercialize any of its products without future financing.

Currency risk

The Corporation incurs some expenses and holds on some cash denominated in Canadian dollars and, as such, is subject to fluctuations as a result of foreign exchange rate variation.  The Corporation does not have in place any formal tools to manage its foreign exchange risk.  Foreign exchange loss of $203 for the year ended December 31, 2022 (2021 - $110 gain; 2020 foreign exchange loss - $966) is included in general and administrative expenses.  If the foreign exchange had been 1% higher/lower, with all other variables held constant, it would have had an immaterial impact on the foreign exchange gain/loss.

Item 12.	Description of Securities Other than Equity Securities

ITEM 12.A.	Debt Securities

Not applicable.

ITEM 12.B.	Warrants and Rights

Not applicable.

ITEM 12.C.	Other Securities

Not applicable.

ITEM 12.D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 14.A.	Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s CEO and CAO have concluded that, as of the end of the period covered by this report, the design and operation of the Company’s disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Company files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Company’s CEO and CAO, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s CEO and CAO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934, as amended) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In designing and evaluating the Company’s internal control over financial reporting, the Company’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022, based on those criteria.

Attestation Report of Independent Auditor

In accordance with the JOBS Act enacted on April 5, 2012, the Company qualifies as an “emerging growth company,” which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	[Reserved]

ITEM 16.A.	Audit Committee Financial Expert

The Company’s Audit Committee, which consists exclusively of independent directors in accordance with Nasdaq listing requirements, is comprised of Mr. Kyle Kuvalanka (Chair), Dr. Markus Warmuth and Ms. Shermaine Tilley. The Board of Directors has determined that each meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act. The Board has determined that all members are “financially literate” within the meaning of Nasdaq listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

ITEM 16.B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics, attached hereto as Exhibit 11.1, applicable to all of its directors, officers and employees, including its CEO and CAO, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. The Code of Business Conduct and Ethics sets out the fundamental values and standards of behavior that the Company expects from our directors, officers and employees with respect to all aspects of its business.

If the Company grants any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, it will be promptly disclosed as required by any applicable law or applicable rules and guidelines of any stock exchange on which the securities of the Company are listed.

The full text of the Code of Business Conduct and Ethics is posted on the Company’s website at www.imv-inc.com. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board of Directors with the monitoring of compliance with the Code of Business Conduct and Ethics.

ITEM 16.C.	Principal Accountant FeeS and Services

The following table sets forth information regarding the amount billed and accrued to the Company by PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2021 and 2022:

Fees ($US)	December 31, 2022	December 31, 2021
Audit Fees (1)	$139,893	$138,054
Audit Related Fees (2)	$129,436	$100,586
Tax Fees (3)	$47,979	$36,848
All Other Fees (4)	$29,354	-
Total Fees	$346,662	$275,488

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included comfort letters and translation of financial statements, and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of the Company’s Audit Committee is to pre-approve all non-audit services provided by PricewaterhouseCoopers LLP, its independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16.E.	Purchases of Equity SEcurities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on NASDAQ. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the Commission.

A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is as follows:

Shareholder Meeting Quorum Requirement: The NASDAQ minimum quorum requirement for a shareholder meeting under Rule 5620(c) is one-third of the outstanding shares of common voting stock. Our quorum requirement is set forth in our by-laws. A quorum for our shareholder meeting is two persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting entitled to vote at the meeting and holding or representing by proxy not less than 10% of the votes entitled to be cast at the meeting.

Shareholder Approval Exemption: Rule 5635 sets forth circumstances under which shareholder approval is required prior to certain types of security issuances. Pursuant to the NASDAQ Stock Market Rules, a company must receive prior shareholder approval for transactions involving: (1) the sale, issuance or potential issuance by a listed company of its common stock (or securities convertible into or exercisable for its common stock) (i) at a price less than the greater of book value or market value, and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s shares of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by a listed company of common stock (or securities convertible into or exercisable common stock) (i) at a price less than the greater of book value or market value, and (ii) is equal to 20% or more of the company’s shares of common stock or 20% or more of the voting power outstanding before the issuance. In the event of an issuance meeting the criteria set forth above, we may not be required to seek prior shareholder approval under applicable Canadian law and the rules of the TSX, and, if that is the case, we will submit a certification to NASDAQ from independent Canadian counsel to such effect.

The foregoing is consistent with the applicable laws in Canada and the rules of the TSX.

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

ITEM 16.I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17:	Financial Statements

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements as at December 31, 2020, 2021 and 2022:

Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers LLP (PCAOB Firm ID271);

Consolidated Statements of Financial Position as at December 31, 2021 and 2022;

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2020, 2021 and 2022;

Consolidated Statements of Changes in Shareholder Equity (Deficiency) for the years ended December 31, 2020, 2021 and 2022;

Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021 and 2022;

Notes to the Consolidated Financial Statements.

Item 18:	Financial Statements

Refer to Item 17. Financial Statements.

Item 19.	Exhibits

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1*	Articles of Incorporation and By-laws of IMV Inc.
2.1	Form of Common Share Purchase Warrant (incorporated herein by reference to exhibit 99.3 to IMV Inc.’s Form 6-K (No. 001-38480) filed December 20, 2022)
2.2	Form of Pre-Funded Common Share Purchase Warrant (incorporated herein by reference to exhibit 99.4 to IMV Inc.’s Form 6-K (No. 001-38480) filed December 20, 2022)
2.3	Warrant Indenture dated as of July 20, 2021 between IMV Inc. and Computershare Trust Company of Canada (incorporated herein by reference to exhibit 99.1 to IMV Inc.’s Form 6-K (No. 001-38480) filed July 21, 2021)
2.4	Description of Securities (incorporated herein by reference from the description of IMV Inc.’s common shares contained in the Registration Statement on Form 40-F (No. 001-38480) filed May 1, 2018, as amended on May 25, 2018)
4.1†	Venture Loan and Security Agreement, dated as of December 17, 2021, by and between Horizon Technology Finance Corporation, as a lender and collateral agent, Powerscourt Investments XXV, LP, as lender, and IMV Inc., Immunovaccine Technologies Inc., and IMV USA Inc., as borrowers (incorporated herein by reference to exhibit 99.2 to IMV Inc.’s Form 6-K (No. 001-38480) filed December 27, 2021)
4.1.1*	Funding Certificate dated June 21, 2022
4.2*+	License Agreement dated July 12, 2010 by and between MERCK KGaA and Immunovaccine Technologies Inc.
4.3*	Securities Purchase Agreement dated December 16, 2022, by and between IMV Inc. and each purchaser identified on the signature pages thereto
4.4	Equity Distribution Agreement dated August 4, 2022 between IMV Inc. and Piper Sandler & Co. (incorporated herein by reference to exhibit 99.2 to IMV Inc.’s Form 6-K (No. 001-38480) filed August 5, 2022)
4.5*	Lease dated July 26, 2021 by and between GiGi Capital, LLC and IMV USA Inc.
4.6*	Lease dated February 8, 2018 by and between TNC 120-140 Eileen Stubbs Ltd. and Immunovaccine Technologies Inc.
4.7*+†	Employment Contract, effective January 1, 2022, by and between IMV USA Inc. and Andrew Hall
4.8*†	Employment Contract, effective September 15, 2022, by and between IMV Inc. and Brittany Davison
4.9*†	Employment Contract, effective June 14, 2021, by and between IMV Inc. and Jeremy R. Graff
4.10†	IMV Inc. Amended Deferred Share Unit Plan (effective December 21, 2016, as amended on June 29, 2020 and June 29, 2022) (incorporated herein by reference to exhibit 4.1 to IMV Inc.’s Form S-8 (No. 333-268936) filed December 21, 2022)
4.10.1*†	Form of Deferred Share Unit Agreement
4.11†	IMV Inc. Amended Stock Option Plan (effective September 25, 2009, as amended on April 12, 2010, on September 15, 2011, on November 15, 2012, on April 30, 2013, on October 10, 2014, on March 20, 2015, on March 7, 2017, on May 30, 2018, on May 9, 2019 and on June 18, 2021) (incorporated herein by reference to exhibit 4.1 to IMV Inc.’s Form S-8 (No. 333-263867) filed March 25, 2022)
8.1*	Subsidiaries of IMV Inc.
11.1*	Code of Conduct
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1#	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of independent registered public accounting firm (PricewaterhouseCoopers LLP) (PCAOB ID #271)
15.2*	Management’s Discussion and Analysis for the year ended December 31, 2022
101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

*	Filed herewith.
#	Furnished herewith.
†	Indicates a management contract or compensatory plan or arrangement.
+	Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) and/or Item 601(b)(10)(iv) of Regulation S-K.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMV Inc.

/s/ Brittany Davison
By: Brittany Davison
Title: Chief Accounting Officer

Date: March 15, 2023

Consolidated Financial Statements December 31, 2022

March 15, 2023

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s consolidated financial statements and recommended their approval by the Board of Directors.

(signed) “Andrew Hall”	(signed) “Brittany Davison”
Chief Executive Officer	Chief Accounting Officer

Approved on behalf of the Board of Directors

(signed) “Michael Bailey”, Director	(signed) “Kyle Kuvalanka”, Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IMV Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of IMV Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of equity (deficiency), of loss and comprehensive loss and of cash flows for the years ended December 31, 2022, 2021 and 2020, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years ended December 31, 2022, 2021 and 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Québec, Canada

March 15, 2023

We have served as the Company’s auditor since 2003.

PricewaterhouseCoopers LLP

Place de la Cité, Tour Cominar, 2640 Laurier Boulevard, Suite 1700, Québec, Quebec, Canada G1V 5C2

T: +1 418 522 7001, F: +1 418 522 5663

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

IMV Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of United States dollars except for share and per share amounts)

	December 31, 2022 $	December 31, 2021 $
Assets

Current assets
Cash and cash equivalents	21,223	38,616
Amounts receivable (note 5)	727	602
Prepaid expenses	4,440	6,037
Investment tax credits receivable	1,198	1,135

	27,588	46,390

Property and equipment (note 8)	3,760	3,731

	31,348	50,121
Liabilities

Current liabilities
Accounts payable, accrued and other liabilities (note 6)	9,037	8,607
Current portion of long-term debt (note 9)	47	73
Current portion of lease obligation (note 7)	320	265
Warrant liabilities (note 10)	16	318

	9,420	9,263

Lease obligation (note 7)	1,119	1,387

Long-term debt (note 9)	27,411	17,929

	37,950	28,579

Equity (Deficiency)	(6,602)	21,542

	31,348	50,121

Going concern (note 1)

Subsequent event (note 22)

The accompanying notes form an integral part of these audited annual consolidated financial statements.

IMV Inc.

Consolidated Statements of Equity (Deficiency)

(Expressed in thousands of United States dollars except for share and per share amounts)

	Share capital $	Contributed surplus $	Warrants $	Deficit $	Accumulated other comprehensive income $	Total $
	(note 11)	(note 12)	(note 13)
Balance, December 31, 2019 (recast – note 2)	90,294	6,676	254	(92,272)	–	4,952

Net loss for the period	–	–	–	(26,059)	–	(26,059)
Other comprehensive income	–	–	–	–	2,660	2,660
Total comprehensive loss for the period	–	–	–	(26,059)	2,660	(23,399)
Issuance of shares in public equity offering	30,000	–	–	–	–	30,000
Share issuance costs in a public equity offering	(1,494)	–	–	–	–	(1,494)
Issuance of shares and warrants in private placement	15,117	–	2,678	–	–	17,795
Share and warrant issuance costs in private placement	(108)	–	–	–	–	(108)
Warrants exercised	2,286		(565)			1,721
Warrants expired	–	251	(251)	–	–	–
Deferred Share Units:
Value of services recognized	–	401	–	–	–	401
Redemption, net of taxes	128	(132)	–	–	–	(4)
Employee share options:
Value of services recognized	–	753	–	–	–	753
Exercise of options	482	(297)	–	–	–	185

Balance, December 31, 2020 (recast – note 2)	136,705	7,652	2,116	(118,331)	2,660	30,802

Net loss and comprehensive loss for the period	–	–	–	(36,589)	–	(36,589)
Issuance of shares and warrants in public equity offerings	20,692	–	6,643	–	–	27,335
Share and warrant issuance costs in public equity offerings	(1,709)	–	(563)	–	–	(2,272)
Deferred Share Units:			–	–	–
Value of services recognized	–	583	–	–	–	583
Redemption, net of taxes	331	(432)				(101)
Employee share options:
Value of services recognized	–	1,738	–	–	–	1,738
Exercise of options	217	(171)	–	–	–	46
Balance, December 31, 2021	156,236	9,370	8,196	(154,920)	2,660	21,542

IMV Inc.

Consolidated Statements of Equity (Deficiency) (continued)

(Expressed in thousands of United States dollars except for share and per share amounts)

	Share capital $	Contributed surplus $	Warrants $	Deficit $	Accumulated other comprehensive income $	Total $
	(note 11)	(note 12)	(note 13)
Balance, December 31, 2021	156,236	9,370	8,196	(154,920)	2,660	21,542

Net loss and comprehensive loss for the period	–	–	–	(37,991)	–	(37,991)
Issuance of shares in public equity offerings	1,605	4,143	3,394	–	–	9,142
Share issuance costs in public equity offerings	(306)	(618)	(507)	–	–	(1,431)
Exercise of pre-funded warrants, net of issuance costs	562	(562)	–	–	–	–
Warrants expired	–	2,350	(2,350)	–	–	–
Issuance of broker warrants in a public equity offering	(55)	(157)	212	–	–	–
Deferred Share Units:
Redemption, net of taxes	64	(116)	–	–	–	(52)
Value of services recognized	–	608	–	–	–	608
Employee share options:
Value of services recognized	–	1,580	–	–	–	1,580
Balance, December 31, 2022	158,106	16,598	8,945	(192,911)	2,660	(6,602)

The accompanying notes form an integral part of these audited annual consolidated financial statements.

IMV Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of United States dollars except for share and per share amounts)

	December 31, 2022 $	December 31, 2021 $	December 31, 2020 $
			(Recast - note 2)
Income
Interest income	329	188	225
Expenses
Research and development	23,281	23,080	19,904
General and administrative	16,986	16,020	11,344
Government assistance	(1,775)	(3,230)	(4,991)
Accreted interest and valuation adjustments (note 9)	(172)	907	27

	38,320	36,777	26,284

Net loss for the year	(37,991)	(36,589)	(26,059)
Other comprehensive income
Currency translation adjustment (note 2)	–	–	2,660
Net loss and comprehensive loss for the year	(37,991)	(36,589)	(23,399)

Basic and diluted loss per share (note 14)	(4.55)	(4.93)	(3.88)

Weighted average shares outstanding (note 14)	8,343,455	7,419,844	6,030,526

On December 7, 2022, the Corporation completed a share consolidation on the basis of one new common share for every 10 currently outstanding common shares. Per share amounts and numbers of outstanding common shares, stock options and deferred share units reflect the retrospective application of the share consolidation (see note 21)

The accompanying notes form an integral part of these audited annual consolidated financial statements.

IMV Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars except for share and per share amounts)

	December 31, 2022 $	December 31, 2021 $	December 31, 2020 $
			(recast – note 2)
Cash provided by (used in)

Operating activities
Net loss for the year	(37,991)	(36,589)	(23,399)
Charges to operations not involving cash
Depreciation of property and equipment	1,002	541	384
Accreted interest and valuation adjustments	(260)	907	27
Fair value adjustment on government loan	(188)	(367)	(491)
Loss on disposal of property and equipment	21	30	54
Deferred share unit compensation	608	583	401
Stock-based compensation	1,580	1,738	753
Fair value adjustment on warrant liabilities	88	–	–
	(35,140)	(33,157)	(22,271)
Net change in non-cash working capital related to operations
(Increase) decrease in amounts receivable	(125)	972	(925)
Decrease (increase) in prepaid expenses	2,082	(1,214)	(1,229)
(Increase) decrease in investment tax credits receivable	(63)	384	(243)
(Decrease) increase in accounts payable	(150)	970	1,401
	(33,396)	(32,045)	(23,267)
Financing activities
Proceeds from issuance of share capital and warrants in private placement	–	–	17,795
Share and warrant issuance costs in private placement	–	–	(108)
Proceeds from public equity offerings	9,142	27,335	30,000
Share, share equivalent and warrant issuance costs in public equity offerings	(1,431)	(2,272)	(1,494)
Proceeds from the exercise of stock options	–	46	185
Proceeds from the exercise of warrants	–	–	1,721
Proceeds from long-term debt	10,000	14,836	704
Repayment of long-term debt	(73)	(4,069)	(31)
Repayment of lease obligation	(228)	(114)	(80)
	17,410	35,762	48,692
Investing activities
Acquisition of property and equipment	(1,074)	(1,402)	(331)

Net change in cash and cash equivalents during the year	(17,060)	2,315	25,094
Cash and cash equivalents – Beginning of year	38,616	36,268	10,805
Effect of foreign exchange on cash and cash equivalents	(333)	33	369

Cash and cash equivalents – End of year	21,223	38,616	36,268

Supplementary cash flow
Interest received	329	188	225
Interest paid	2,236	239	140

The accompanying notes form an integral part of these annual audited consolidated financial statements.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

1	Nature of operations and going concern

IMV Inc. (the “Corporation” or “IMV”) is, through its 100% owned subsidiaries, a clinical-stage biopharmaceutical company developing a novel class of cancer vaccines based on DPX®, our immune-educating technology platform. DPX is designed to inform a specific, coordinated and persistent anti-tumor immune response, that could change the lives of patients with cancer. DPX can package a wide range of bioactive molecules in a single formulation to incite the tumor-killing function of multiple, distinct immune cell subtypes. IMV’s lead therapeutic candidate, maveropepimut-S (“MVP-S”), is a DPX-based cancer vaccine that delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. Survivin is overexpressed in most solid and hematologic tumors but rarely found in normal adult tissues. MVP-S is currently being evaluated in multiple clinical trials in patients with treatment refractory cancers like Diffuse Large B Cell Lymphoma and ovarian cancer. MVP-S is also being evaluated in earlier-stage trials in a neoadjuvant setting in bladder and breast cancers. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, Canada the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The Corporation’s principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada and it also has corporate offices in Cambridge, MA and Quebec, QC.

These financial statements have been prepared using International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Since the Corporation’s inception, the Corporation’s operations have been financed through the sale of shares, issuance of debt, revenue from subcontracts, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $192,911 as at December 31, 2022.

The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, and develop or commercialize any products without future financings. There can also be no assurance that the Common Shares will continue to be listed on the Nasdaq Stock Market LLC (“Nasdaq”), including as it relates to the Corporation regaining compliance with the Nasdaq listing requirements, such as the market value of listed securities. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, and merger and acquisition opportunities. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation’s ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if the Corporation were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

1	Nature of operations and going concern (continued)

An outbreak of a novel strain of coronavirus, identified as “COVID-19”, was declared a global pandemic by the World Health Organization on March 11, 2020. The extent to which a resurgence of the pandemic may cause significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, the variants and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including to ongoing and planned clinical studies and regulatory approval prospects that may occur should there be a resurgence of COVID-19. Further prolonged shutdowns or other business interruptions upon a resurgence of the COVID-19 pandemic could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations, and financial condition. The COVID-19 pandemic continues to evolve, and the Corporation will continue to monitor any effect of COVID-19 on its business.

2	Basis of presentation

The Corporation prepares consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors on March 15, 2023.

Functional and presentation currency

Effective January 1, 2021, the Corporation has adopted the United States dollar (“USD”) as its functional and presentation currency. Prior to this date, the functional and presentation currency was the Canadian dollar (“CAD”). The change in the functional currency from the CAD to the USD was made to more closely reflect the primary economic environment in which the Corporation currently operates. As a result of the advancement of the Corporation’s development programs, the Corporation has incurred and anticipates incurring the majority of future operating costs including research and development costs denominated mainly in USD. In addition, these costs will be financed from USD proceeds received from At-the-Market distribution agreements (“ATM”) executed in 2020. The Corporation also anticipates that potential future sales revenues and financings will be primarily denominated in USD. As such, these consolidated financial statements are measured in USD. On January 1, 2021, the change in functional currency resulted in the assets and liabilities as of December 31, 2020 being translated in USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency was applied prospectively.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

2	Basis of presentation (continued)

Functional and presentation currency (continued)

The change in presentation currency was applied retrospectively in accordance with IAS 8 – Accounting Policies, changes in Accounting Estimates and Errors, and therefore, these consolidated financial statements are presented in USD, together with the comparative information as at December 31, 2020 and December 31, 2021, for the year ended December 31, 2022. For comparative purposes, historical consolidated financial statements were recast in USD by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective period and equity transactions at historical rates. Any exchange difference resulting from the translation was included in accumulated other comprehensive income presented in shareholders’ equity.

3	New standards and interpretations not yet adopted

In January 2020, the IASB issued amendments to Presentation of financial statements (“IAS 1”) to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2024. The Corporation has evaluated the impact of this amendment on its consolidated financial statements and it does not expect a material impact on the consolidated financial statements.

The IASB issued amendments to IAS 12, “Income Taxes”, on May 7, 2021. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Corporation has assessed the impact of amendments to IAS 12 and there will be no impact on the consolidated financial statements of the Corporation as a result of the adoption of this standard.

There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Corporation.

4	Significant accounting policies, judgements and estimation uncertainty

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

The financial statements of the Corporation consolidate the accounts of IMV Inc. and its subsidiaries. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation. There are no non-controlling interests, therefore, all loss and comprehensive loss is attributable to the shareholders of the Corporation.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Significant accounting policies, judgements and estimation uncertainty (continued)

Foreign currency translation

i)	Functional and presentation currency

Items included in the consolidated financial statements of the Corporation are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars, which is the Corporation’s functional currency.

ii)	Transactions and balances

Foreign currency translation of monetary assets and liabilities, denominated in currencies other than the Corporation’s functional currency, are converted at the rate of exchange in effect at the consolidated statements of financial position date. Revenue and expense items are translated at the rate of exchange in effect at the transaction date. Translation gains or losses are included in determining income or loss for the year.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, and highly liquid temporary investments that are readily convertible to known amounts of cash. As of December 31, 2022, the Corporation did not have any cash equivalents.

Financial instruments

Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Corporation are recognised at the proceeds received, net of direct issue costs.

Compound instruments

The component parts of loan notes issued by the Corporation are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Significant accounting policies, judgements and estimation uncertainty (continued)

Financial instruments (continued)

Transaction costs that relate to the issue of the loan notes are allocated to the liability and compound instruments in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognised directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortised over the lives of the convertible loan notes using the effective interest method.

Classification and subsequent measurement

Financial instruments are classified into the following specified categories: amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Financial instruments do not include amounts due to or from government entities.

Derivatives embedded in contracts where the host is a financial liability are separated from the host debt contract and accounted for separately unless an election is made to account for the whole debt instrument at FVTPL or if they are not closely related to the host contract.

The Corporation has implemented the following classifications:

●	Cash and cash equivalents and amounts receivable are classified as amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method; and

●	Accounts payable, accrued and other liabilities, amounts due to directors and long-term debt are classified as other amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

●	Warrant liabilities are classified as FVTPL and are remeasured each reporting period.

Impairment of financial assets

The Corporation applies the simplified method of the expected credit loss model required under IFRS 9, Financial Instruments. Under this method, the Corporation estimates a lifetime expected loss allowance for all receivables. Receivables are written off when there is no reasonable expectation of recovery.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Significant accounting policies, judgements and estimation uncertainty (continued)

Property and equipment (continued)

Depreciation of property and equipment is calculated using the declining-balance method, with the exception of leasehold improvements and right-of-use assets, at the following annual rates:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Laboratory equipment	20%
Leasehold improvements and right-of-use assets	straight-line

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of general and administrative expenses in the consolidated statements of loss and comprehensive loss.

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGU”s). The recoverable amount is the higher of an asset’s fair value less the costs to sell, and value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Corporation evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Leases

Under IFRS 16, Leases, the Corporation assesses whether a contract is or contains a lease based on the definition of a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

●	the contract involves the use of an identified asset, specified either explicitly or implicitly, that is physically distinct, and usage represents substantially all of the capacity of the asset;

●	the Corporation has the right to obtain substantially all of the economic benefits from use of the asset; and

●	the Corporation has the right to direct use of the asset, which is evidenced by decision-making rights to direct how and for what purpose the asset is used.

The Corporation recognizes an asset and a lease liability at the lease commencement date. The asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Significant accounting policies, judgements and estimation uncertainty (continued)

Leases (continued)

at or before the commencement date, plus any initial direct costs incurred, less any incentives received. The asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term.

The estimated useful lives of leased assets are determined on the same basis as those of property and equipment. The carrying amount of the leased asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured if the Corporation changes its assessment of whether it will exercise a purchase, extension, or termination option. If the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the leased asset, or is recorded in the consolidated statements of loss and comprehensive loss if the carrying value of the leased asset is zero.

The Corporation has elected not to recognize assets and lease liabilities for short-term leases with a term of 12 months or less, and leases of low value assets.

The lease payments associated with these leases are recognized as an expense in the consolidated statements of loss and comprehensive loss over the lease term. Low value assets consist primarily of computers and information technology equipment.

Income tax

Income tax is comprised of current and deferred income tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred income tax is recognized in respect of temporary differences including non-refundable investment tax credits, arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated statements of financial position date and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except in the case of subsidiaries, where the timing of the reversal of

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Significant accounting policies, judgements and estimation uncertainty (continued)

Income tax (continued)

the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are presented as non-current.

Research and development

All research costs are expensed in the period incurred. Development costs are expensed in the period incurred, unless they meet the criteria for capitalization, in which case, they are capitalized and then amortized over the useful life. Development costs are written off when there is no longer an expectation of future benefits.

Revenue recognition

Revenue is recognized as the Corporation satisfies its performance obligations under the terms of the contract. Performance obligations are considered to be satisfied when the customer obtains control of the related asset. Current and expected future revenue streams include: (i) milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones; (ii) future royalties generated from the eventual commercialization of the Corporation’s products; and (iii) amounts generated for providing formulation and research support services related to existing licensing and research agreements with partners.

Revenue resulting from formulation services is recognized in the accounting period in which the formulation is delivered to the customer. Typically, the customer does not have control of the asset while services are being performed and, therefore, revenues are recognized at the time the Corporation has completed its obligation and the customer obtains control of the asset.

Revenue resulting from research support services is recognized over time as the services are performed, as the customer benefits simultaneously from the service, and as the Corporation satisfies its performance obligation.

The Corporation expects to generate upfront payments, milestone and royalty revenues from future licenses for the Corporation’s products. Upfront payments and milestones will be recognized as revenue when or as the underlying obligations are achieved and are not conditional on any further performance, which could be at a point in time or over time depending on the contractual terms. Royalty revenue will be recognized in the period in which the Corporation earns the royalty.

The Corporation does not generate licensing or royalty revenues at this time.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from share capital.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the year attributable to equity owners of the Corporation by the weighted average number of common shares and common share equivalents outstanding during the year (note 14).

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Significant accounting policies, judgements and estimation uncertainty (continued)

Loss per share (continued)

Diluted LPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

Stock-based compensation plan

The Corporation grants stock options to certain employees and non-employees. Beginning January 1, 2018, stock options typically vest over three years (33 1/3% per year) and expire after five to ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

A holder of an option may, rather than exercise such option, elect a cashless exercise of such option payable in common shares equaling the amount by which the value of an underlying share at that time exceeds the exercise price of such option or warrant to acquire such share.

Deferred share unit plan (“DSU” Plan)

The Corporation grants deferred share units (“DSUs”) to members of its Board of Directors (“Board Members”), who are not employees or officers of the Corporation. DSUs cannot be redeemed until the holder is no longer a director of the Corporation and are considered equity-settled instruments. In accordance with the DSU Plan, DSUs for ongoing services are granted quarterly and vest immediately. The Board Members can also grant DSUs at its discretion, which may vest over time. The value attributable to DSUs is based on the market value at the time of grant and a compensation expense is recognized in general and administrative expenses on the consolidated statements of loss and comprehensive loss in accordance with the vesting terms. At the time of redemption, each DSU may be exchanged for one common share of IMV Inc., net of applicable withholding taxes.

Government assistance

Government assistance consists of non-repayable government grants, from a number of government agencies and the difference between the fair value and the book value of repayable low-interest government loans, recorded initially at fair value. Government assistance is recorded in the period earned using the cost reduction method and is included in government assistance on the consolidated statements of loss and comprehensive loss.

Research and development tax credits

Refundable investment tax credits relating to scientific research and experimental development expenditures (“SR&ED”) are recorded in the accounts in the fiscal period in which the qualifying expenditures are incurred provided there is reasonable assurance that the tax credits will be realized. Refundable investment tax credits, in connection with SR&ED activities, are accounted for using the cost reduction method and included in government assistance on the statements of loss and comprehensive loss. Amounts recorded for refundable

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Significant accounting policies, judgements and estimation uncertainty (continued)

Research and development tax credits (continued)

investment tax credits are calculated based on the expected eligibility and tax treatment of qualifying SR&ED expenditures recorded in the Corporation’s consolidated financial statements.

Critical accounting estimates and judgments

The Corporation makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Corporation’s consolidated financial statements.

The following estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Calculation of initial fair value and carrying amount of long-term debt

Atlantic Canada Opportunities Agency (“AOCA”) conditionally repayable loans (“Conditional ACOA”) loans

The initial fair value of the Conditional ACOA loans is determined by using a discounted cash flow analysis for each of the loans, which require a number of assumptions. The difference between the face value and the initial fair value of the Conditional ACOA loans is recorded in the consolidated statements of loss and comprehensive loss as government assistance. The carrying amount of the Conditional ACOA loans requires management to adjust the long-term debt to reflect actual and revised estimated cash flows whenever revised cash flow estimates are made or new information related to market conditions is made available. Management recalculates the carrying amount by computing the present value of the estimated future cash flows at the original effective interest rate. Any adjustments are recognized in the consolidated statements of loss and comprehensive loss as accreted interest and other adjustments after initial recognition.

The significant assumptions used in determining the discounted cash flows include estimating the amount and timing of future revenue for the Corporation and the discount rate.

As the Conditional ACOA loans are repayable based on a percentage of gross revenue, if any, the determination of the amount and timing of future revenue significantly impacts the initial fair value of the loan, as well as the carrying value of the Conditional ACOA loans at each reporting date. The expected revenue streams include i) estimated royalties generated from the eventual commercialization of the Corporation’s products, and ii) estimated milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones. The amount and timing of estimated milestone payments forecasted are earlier and less predictable, therefore, changes in the amount and timing of milestone payments could have a significant impact on the fair value of the loans. Further, the Corporation is in the early stages of research for its product candidates; accordingly, determination of the amount and timing of any revenue streams requires significant judgment by management.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Significant accounting policies, judgements and estimation uncertainty (continued)

Critical accounting estimates and judgement (continued)

The discount rate determined on initial recognition of the Conditional ACOA loans is used to determine the present value of estimated future cash flows expected to be required to settle the debt. In determining the appropriate discount rates, the Corporation considered the interest rates of similar long-term debt arrangements with similar terms. The Conditional ACOA loans are repayable based on a percentage of gross revenue, if any; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 35% to discount the Conditional ACOA loans.

If the weighted average discount rate used in determining the initial fair value and the carrying value at each reporting date of all Conditional ACOA loans, with repayment terms based on future revenue, had been determined to be higher by 10%, or lower by 10%, the carrying value of the long-term debt as at December 31, 2022 would have been an estimated $561 lower or $754 higher, respectively. A 10% increase or decrease in the total forecasted revenue would not have a significant impact on the amount recorded for the loans. If the total forecasted revenue were reduced to $nil, no amounts would be forecast to be repaid on the Conditional ACOA loans, and the Conditional ACOA loans payable at December 31, 2022 would be recorded at $nil, which would be a reduction in the liability of $2,905. If the timing of the receipt of forecasted future revenue was delayed by two years, the carrying value of the long-term debt at December 31, 2022 would have been an estimated $1,311 lower.

5	Amounts receivable

	December 31, 2022 $	December 31, 2021 $

Amounts due from government assistance	–	16
Sales tax receivable	698	576
Other	29	10
	727	602

6	Accounts payable, accrued and other liabilities

	December 31, 2022 $	December 31, 2021 $

Trade payables	3,186	4,628
Accrued and other liabilities	5,849	3,893
Payroll taxes	2	17
Amounts due to Directors	–	69
	9,037	8,607

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

7	Lease obligation

Amount $

Balance – December 31, 2020 (recast – note 2)	1,062
Additions	701
Repayment of lease obligation	(260)
Accreted interest	146
Currency translation adjustment	3

Balance – December 31, 2021	1,652
Additions and valuation adjustments	105
Repayment of lease obligation	(430)
Accreted interest	202
Currency translation adjustment	(90)
Balance – December 31, 2022	1,439
Less: Current portion	(320)
Non-current portion	1,119

The Corporation recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the liability, discounted at an incremental borrowing rate of 11%, adjusted for any payments made before the commencement date, plus any initial direct costs, less any lease incentives received. During the year ended December 31, 2022, the Corporation recognized $108 (2021 - $719; 2020 - $131) in right-of-use assets in property and equipment on the statements of financial position and recognized $16 in expenses related to low-value and short-term leases (2021 - $16; 2020 - $15) and $139 (2021 - $146; 2020 - $127) related to variable lease payments not included in measurement of lease liabilities on the consolidated statements of loss and comprehensive loss.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

8	Property and equipment

	Computer equipment and software $	Furniture and fixtures $	Laboratory equipment $	Right-of-use assets $	Leasehold improve- ments $	Total $

Year ended December 31, 2021
Opening net book value	95	110	605	925	486	2,221
Additions	112	9	1,115	719	166	2,121
Disposals
Cost	–	–	(98)	–	–	(98)
Accumulated depreciation	–	–	69	–	–	69
Depreciation for the year	(48)	(24)	(145)	(217)	(107)	(541)
Impact of foreign exchange rate changes	(3)	–	(23)	(12)	(3)	(41)

Closing net book value	156	95	1,523	1,415	542	3,731

As at December 31, 2021
Cost	496	195	2,342	1,951	819	5,803
Accumulated depreciation	(347)	(102)	(836)	(546)	(282)	(2,113)
Impact of foreign exchange rate changes	7	2	17	10	5	41

Net book value	156	95	1,523	1,415	542	3,731

Year ended December 31, 2022
Opening net book value	156	95	1,523	1,415	542	3,731
Additions	267	2	856	108	26	1,259
Disposals
Cost	(99)	–	(40)	–	–	(139)
Accumulated depreciation	81	–	37	–	–	118
Depreciation for the year	(179)	(19)	(323)	(319)	(162)	(1,002)
Impact of foreign exchange rate changes	(10)	(4)	(104)	(66)	(23)	(207)

Closing net book value	216	74	1,949	1,138	383	3,760

As at December 31, 2022
Cost	630	186	2,993	1,944	798	6,551
Accumulated depreciation	(432)	(117)	(1,087)	(840)	(432)	(2,908)
Impact of foreign exchange rate changes	18	5	43	34	17	117

Net book value	216	74	1,949	1,138	383	3,760

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

9	Long-term debt

	December 31, 2022 $	December 31, 2021 $

ACOA Atlantic Innovation Fund (“AIF”), interest-free loan[1] with a maximum contribution of CAD$3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at December 31, 2022, the amount drawn down on the loan, net of repayments, is $2,927 (2021 - $2,927).	1,123	1,088

ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at December 31, 2022, the amount drawn down on the loan is $2,341 (2021 - $2,341).	898	911

ACOA Business Development Program, interest-free loan with a maximum contribution of CAD$395, repayable in monthly payments commencing October 2015 of CAD$3 until October 2017 and CAD$6 until June 2023. As at December 31, 2022, the amount drawn down on the loan, net of repayments, is $24 (2021 - $78).	24	76

ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 years and 10%, thereafter. As at December 31, 2022, the amount drawn down on the loan is $2,303 (2021 - $2,303).	884	937

TNC 120-140 Eileen Stubbs Ltd. (the Landlord) loan, with an original balance of CAD$300, bearing interest at 8% per annum, is repayable in monthly payments of $4 beginning February 1, 2019 until May 1, 2028. As at December 31, 2022, the balance on the loan is $148 (2021 - $179).	148	179

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

9	Long-term debt (continued)

ACOA Regional Economic Growth through Innovation[1] – Business Scale-Up and Productivity Program, interest-free loan with a maximum contribution of CAD$1,000. Annual repayments, commencing September 1, 2022, are calculated as a percentage of gross revenue from DPX-COVID-19 product(s) for the preceding fiscal year, at 5% when gross revenues are less than CAD$5,000 and 10% when gross revenues are greater than CAD$5,000. As at December 31, 2022 the Corporation has been relieved from its obligation by way of a debt forgiveness letter received from ACOA, therefore the carrying value is $nil (2021 - $704).

	–	192

Venture loan with Horizon Technology Finance Corporation and Powerscourt investments XXV, LP (“Venture Loan”) bearing interest at The Wall Street Journal prime rate plus 5.75%, compounded annually and payable monthly, maturity on July 1, 2025, with effective interest rate of 13.06%. As at December 31, 2022, the amount drawn down on the loan is $25,000 (2021 - $15,000)	24,381	14,619

	27,458	18,002

Less: current portion	47	73

	27,411	17,929

[1]	These loans are repayable based on a percentage of gross revenue, if any. The carrying amount of these loans is reviewed each reporting period and adjusted as required to reflect management’s best estimate of future cash flows, based on a number of assumptions, discounted at the original effective interest rate.

Total contributions received, less amounts that have been repaid as at December 31, 2022, is $32,743 (2021 - $23,532). The Corporation is in compliance with its debt covenants. Certain ACOA loans require approval by ACOA before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation.

Venture Loan with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP

On December 17, 2021, the Corporation was issued a $15,000 Venture Loan at a variable annual rate of published in The Wall Street Journal prime rate plus 5.75%, with an interest rate floor at 3.25% on the prime rate (effective interest rate of 13.06%). Interest is compounded annually and payable monthly on the first day of the month commencing January 1st, 2022. The Venture Loan maturity date is set 42 months from the first day of the month next following the month in which the loan was issued. In addition, a final payment of $750 is required by the contract. Concurrently to the Venture Loan issuance, six warrants were issued to the lender at an initial fair value of $318. Combined, these warrants allows the holder to purchase 45,454 shares at an exercise price of $13.20.

On June 22, 2022, following the achievement of a pre-determined milestone, activation of it’s phase 2B AVALON trial in platinum-resistant ovarian cancer, the Corporation borrowed the remaining $10,000 under the Venture Loan, and the number of shares for which the attached warrants are exercisable increased by 11,364, to a total of

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

9	Long-term debt (continued)

56,818. Transaction costs associated with the venture loan were $377 of which, $224 has been allocated to the debt component, $4 to the warrants and $149 to the loan commitment.

Monthly pro rata principal repayments start after 24 months from loan inception. If a predetermined milestone is reached, the start date for the repayment of principal is deferred for 6 months, with no extension of maturity.

The Corporation may, at its option, at any time, prepay all the outstanding Venture Loan by simultaneously paying to the lenders an amount equal to any accrued and unpaid interest, the outstanding principal balance and the final payments of the Venture Loan plus an amount equal to:

a)	3% in the 18 first months of the loan;

b)	2% in the months 19 to 30 of the loan;

c)	1% in the last 12 months of the loan (31 to 42).

The prepayment option is an embedded derivative, but has insignificant value as of December 31, 2022.

The Venture Loan has a priority security interest in all assets of IMV, excluding intellectual property. IMV has entered into a negative pledge agreement regarding intellectual property with the lenders.

The minimum annual principal repayments of long-term debt over the next five years, excluding the repayments of the Conditional ACOA loans for 2023 and beyond which are not determinable at this time, are as follows:

$

Year ending December 31, 2023	47
2024	15,302
2025	9,749
2026	29
2027	31

	December 31, 2022 $	December 31, 2021 $
Balance – Beginning of period	18,002	6,906
Borrowings	10,000	14,520
Accreted interest and valuation adjustments	(260)	907
Revaluation of long-term debt	(188)	(367)
Repayment of debt	(73)	(4,069)
Currency translation adjustment	(23)	105

Balance – End of period	27,458	18,002
Less: Current portion	47	73
Non-current portion	27,411	17,929

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

10	Warrant liabilities

In conjunction with the Venture Loan with Horizon Technology Finance Corporation and Powerscourt Investments XXV, on December 17, 2021, six warrants have been issued to the lenders. Combined, these warrants allow the holder to purchase 45,454 common shares at an exercise price of $13.20 On June 22, 2022, in connection with the draw down of the remaining of $10,000 under the Venture Loan, the number of shares for which these warrants are exercisable increased to 56,818 with no change in exercise price. The warrants can be exercised at any moment from grant date to the 10 year anniversary and will be automatically exercised on expiration date. The holder can choose to exercise the warrant with a payment to the Corporation or exercise on a net issuance basis (cashless). This last feature breaches the fixed-for-fixed criterion, therefore the warrants are classified as financial liability and will be remeasured at FVTPL at each reporting period.

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

	December 31, 2022	December 31, 2021

Risk-free interest rate	4.01%	0.94%
Market price	$2.43	$12.80
Expected volatility	102.21%	94.44%
Expected dividend yield	–	–
Expected life (years)	1.5	2.5

11	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

The per share amounts disclosed reflect the retrospective application of the share consolidation completed December 7, 2022 (note 22).

	Common shares #	Amount $
Issued and outstanding

Balance – December 31, 2019 (recast – note 2)	5,063,088	90,294

Issued for cash, net of issuance costs	1,561,178	43,515
Stock options exercised	16,209	482
DSUs redeemed	7,692	128
Warrants exercised	61,189	2,286

Balance – December 31, 2020 (recast – note 2)	6,709,356	136,705
Issued for cash, net of issuance costs	1,484,241	18,983
DSUs redeemed	14,586	331
Stock options exercised	8,350	217

Balance – December 31, 2021	8,216,533	156,236

Issued for cash, net of issuance costs	910,363	1,244
DSUs redeemed	10,050	64
Exercise of pre-funded warrants	423,276	562

Balance – December 31, 2022	9,560,222	158,106

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

11	Share capital (continued)

As at December 31, 2022, a total of 7,576,411 shares (2021 – 1,683,787; 2020 – 452,338) are reserved to meet outstanding stock options, pre-funded warrants, warrants and deferred share units (“DSUs”).

On December 20, 2022, the Corporation completed a public equity offering (“December 2022 Offering”), issuing an aggregate of 900,000 common shares and 2,548,276 pre-funded warrants at a price of $2.61 per unit, for aggregated gross proceeds of $9,000. The pre-funded warrants were determined to be common share equivalents. Each unit consisted of one common share or equivalent and one common share purchase warrant, with each warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $2.50 for a period of 60 months expiring on December 16, 2027. The value allocated to the common shares, pre-funded warrants, and purchase warrants was $1,463, $4,143, and $3,394, respectively. Total costs associated with the offering were $1,683, including cash costs for professional and regulatory fees of $1,343 and 241,379 compensation warrants issued as commission to the agents valued at $340. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $3.26 for a period of five years, expiring on December 16, 2027.

As of December 31, 2022, 423,276 pre-funded warrants have been exercised resulting in the issuance of 423,276 common shares for a nominal value of cash. The value of pre-funded warrants exercised, net of issuance costs was $562.

On October 16, 2020, the Corporation entered into an Equity Distribution Agreement (“October 2020 ATM”) with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of $50,000 through Piper Sandler, as agent. The total expenses associated with the ATM Distribution, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, were approximately $295. As of December 31, 2022, 10,413 (2021 – 55,669) common shares were sold for gross proceeds of $142 (2021 - $2,335). The October 2020 ATM was terminated on July 22, 2022 with the expiration of the Corporation’s Canadian base shelf prospectus.

In order to maintain the Corporation’s ATM Distribution facility under its renewed Canadian base shelf prospectus, the Corporation re-entered into an Equity Distribution Agreement dated August 4, 2022 (“August 2022 ATM”), with Piper Sandler, to offer and sell common shares from time-to-time up to an aggregate offering amount of US$50,000 through Piper Sandler, as agent. As of December 31, 2022, no common shares have been sold under the August 2022 ATM.

On July 20, 2021, the Corporation completed the July 2021 Public Offering, issuing an aggregate of 1,428,571 units at a price of $17.50 per unit, for aggregated proceeds of $25 million. Each unit consisted of one common share and 0.75 of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $21.00 for a period of 60 months expiring on July 20, 2026. The value allocated to the common shares issued was $18,357 and the value allocated to the warrants was $6,443. Total costs associated with the offering were $2,168, including cash costs for professional and regulatory fees.

On May 7, 2020, the Corporation completed a private placement of 877,001 units at a price of CAD$28.60 per unit, for aggregated proceeds of $17,795. Each unit consisted of one common share and 0.35 of one common

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

11	Share capital (continued)

share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of CAD$37.20 for a period of 24 months expiring on May 7, 2022. The value allocated to the common shares issued was $15,117 and the value allocated to the warrants was $2,678. total costs associated with the offering were $108, including cash costs for professional and regulatory fees.

On March 17, 2020, the Corporation entered into an Equity Distribution Agreement (“March 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of $30,000 through Piper Sandler, as agent. The March 2020 ATM was terminated on June 30, 2020 and 207,088 common shares were sold under this agreement for total gross proceeds of $5,500. To maintain the remainder of IMV’s March 2020 ATM facility under its new Canadian base shelf prospectus, IMV entered a second ATM Distribution dated June 30, 2020 (“June 2020 ATM”), with Piper Sandler, to offer and sell common shares from time-to-time up to an aggregate offering amount of $24,500 through Piper Sandler, as agent. An additional 477,089 common shares were sold for gross proceeds of $24,500, concluding the proceeds raised under the June 2020 ATM to the maximum offering amount. In 2020, a total of 684,177 shares were sold under he two ATM Distribution agreements for total gross proceeds of $30,000. The total expenses associated with both ATM Distributions including commissions, were approximately $1,462.

12	Contributed surplus

Amount $

Balance – December 31, 2019 (recast – note 2)	6,676

Share-based compensation
Stock options vested	753
DSUs vested	401
Stock options exercised	(297)
DSUs redeemed	(132)
Warrants expired	251

Balance – December 31, 2020 (recast – note 2)	7,652

Share-based compensation
Stock options vested	1,738
DSUs vested	583
Stock options exercised	(171)
DSUs Redeemed	(432)

Balance – December 31, 2021	9,370

Share-based compensation
Stock options vested	1,580
DSUs vested	608
Warrants expired	2,350
Pre-funded warrants issued, net of costs	3,368
Pre-funded warrants exercised, net of costs	(562)
DSUs Redeemed	(116)
Balance – December 31, 2022	16,598

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

12	Contributed surplus (continued)

Pre-funded warrants

On December 20, 2022, as a consideration in the December 2022 Offering, the Corporation issued 2,548,276 pre-funded warrants. The gross proceeds allocated to the pre-funded warrants was $4,143. The pre-funded warrants exercise price was $0.0001 and do not expire.

Pre-funded warrant activity for the period ended December 31, 2022:

December 31 2022 #
Opening Balance	–
Granted	2,548,276
Exercised, net of issuance costs	(423,276)

2,125,000

Deferred share units

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 200,000 common shares. The compensation expense as at December 31, 2022 was $608 (2021 – $483; 2020 – $401) recognized over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board. The number of DSUs disclosed below reflect the retrospective application of the share consolidation completed December 7, 2022 (see note 21).

DSU activity for the years ended:

	December 31 2022	December 31 2021	December 31 2020
	#	#	#

Opening balance	53,688	42,915	36,062
Granted	132,725	32,515	14,757
Redeemed	(18,261)	(21,742)	(7,904)

Closing balance	168,152	53,688	42,915

Stock options

The Board of Directors of the Corporation has established a stock option plan (the “Plan”) under which options to acquired common shares of the Corporation are granted to directors, employees and other advisors of the Corporation. The maximum number of common shares issuable under the rolling Plan shall not exceed 8% of common shares issued and outstanding, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. Stock options are granted with an exercise price determined by the Board of Directors, which is not less than the market price of the shares on the day preceding the award. The term of the option is determined by the Board of Directors, not to exceed ten years from the date of grant. The vesting of the options is determined by the Board and, beginning January 1, 2018, is typically 33 1/3% every year after the date of grant.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

12	Contributed surplus (continued)

Stock options (continued)

The number of stock options disclosed reflect the retrospective application of the share consolidation completed December 7, 2022 (see note 21).

In the event that the option holder should die while he or she is still a director, employee or other advisor of the Corporation, the expiry date shall be 12 months from the date of death of the option holder, not to exceed the original expiry date of the option. In the event that the option holder ceases to be a director, employee or other advisor of the Corporation other than by reason of death or termination, the expiry date of the option shall be the 90th day following the date the option holder ceases to be a director, employee or other advisor of the Corporation, not to exceed the original expiry date of the option.

The fair values of stock options are estimated using the Black-Scholes option pricing model. As at December 31, 2022, 452,356 stock options (2021 – 143,063; 2020 – 39,585) with a weighted average exercise price of CAD$12.49 (2021 – CAD$32.96, 2020 - CAD$55.00) and a term of ten years (2021 – ten years; 2020 – five years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $3,086 (2021 - $2,681 2020 - $870), which is a weighted average grant date value per option of CAD$8.87 (2021 – CAD$23.48, 2020 - CAD$29.47), using the Black-Scholes valuation model and the following weighted average assumptions:

	2022	2021	2020

Risk-free interest rate	2.14%	0.82%	1.00%
Exercise price	CAD$12.48	CAD$32.96	CAD$55.00
Market price	CAD$12.48	CAD$32.96	CAD$55.00
Expected volatility	77%	79%	71%
Expected dividend yield	–	–	–
Expected life (years)	7.0	7.0	4.2
Forfeiture rate	6%	4%	4%

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

12	Contributed surplus (continued)

Stock options (continued)

Option activity for the years ended 2022, 2021 and 2020 was as follows:

	Number #		Weighted average exercise price $CAD
Issued and outstanding

Balance - December 31, 2019 (recast - note 2)	157,318		46.17

Granted	39,585		55.00
Exercised	(20,356	)1	24.24
Forfeited	(4,763)		68.03
Cancelled	(8,179)		68.52
Expired	–		–

Balance – December 31, 2020 (recast – note 2)	163,605		49.28
Granted	143,063		32.96
Exercised	(15,041	)1	23.68
Forfeited	(10,923)		44.65
Cancelled	(12,422)		38.36
Expired	(875)		23.68

Balance – December 31, 2021	267,407		42.77

Granted	452,356		12.49
Forfeited	(115,028)		20.52
Cancelled	(51,100)		55.81
Expired	(88,278)		44.85

Balance – December 31, 2022	465,357		17.01

[1]	Of the options exercised (2021 – 15,041; 2020 – 20,356), (2021 - 12,581; 2020 – 10,985) elected the cashless exercise, under which (2021 - 5,879; 2020 – 6,834) were issued. These options would have otherwise been exercisable for proceeds of (2021 – $235; 2020 – $180) on the exercise date. There were no options exercised in 2022.

The number and weighted average exercise price of options exercisable as at December 31, 2022 is 47,060 and CAD$39.93, respectively (2021 – 130,122 and CAD$51.44; 2020 – 93,863 and CAD$41.32).

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

12	Contributed surplus (continued)

Stock options (continued)

At December 31, 2022, the following options were outstanding:

	Options outstanding			Options exercisable
Exercise price range	Number	Weighted average exercise price	Weighted average remaining contractual life (years)	Number	Weighted average exercise price	Weighted average remaining contractual life (years)
$CAD	#	$CAD		#	$CAD

7.70 – 8.50	136,886	7.70	9.75	–	–	–
8.51 – 13.25	18,472	9.98	9.48	–	–	–
13.26 – 15.35	169,500	14.70	9.07	–	–	–
15.36 – 25.75	84,189	18.99	8.83	17,111	21.02	8.72
25.76 – 73.90	56,310	45.95	5.37	29,949	50.74	3.99

	465,357	17.01	8.80	47,060	39.93	5.71

13	Warrants

Warrant activity for the years ended 2022, 2021 and 2020, was as follows:

	Common shares #	Weighted average exercise price $CAD	Amount $
Issued and outstanding

Balance – December 31, 2019 (recast – note 2)	13,477	65.28	254

Granted	306,950	37.20	2,678
Exercised	(61,189)	37.20	(565)
Expired	(13,477)	65.28	(251)

Balance – December 31, 2020 (recast – note 2)	245,761	37.20	2,116
Granted	1,071,429	26.70	6,080

Balance – December 31, 2021	1,317,190	28.70	8,196

Granted	3,689,655	3.49	3,099
Expired	(245,761)	37.20	(2,350)

Balance – December 31, 2022	4,761,084	7.43	8,945

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

13	Warrants (continued)

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

	2022	2021		2020

Risk-free interest rate	3.6%	0.51%		0.27%
Market price	$2.80	$26.70	CAD	$37.20	CAD
Expected volatility	89%	92%		83%
Expected dividend yield	–	–		–
Expected life (years)	2.5	2.5		2

The number of warrants disclosed above reflect the retrospective application of the share consolidation completed December 7, 2022 (see note 21).

14	Loss per share

The loss used in the calculation of loss per share is the net loss for the year presented in the consolidated statement of loss and comprehensive loss.

The following table summarizes the reconciliation of the basic weighted average number of outstanding shares weighted average number of shares outstanding:

	2022	2021	2020
	#	#	#
Basic weighted average number of shares outstanding	8,271,660	7,419,844	6,030,526
Plus weighed average unexercised pre-funded warrants	71,795	–	–
Total weighed average number of shares outstanding for LPS	8,343,455	7,419,844	6,030,526

Diluted LPS is equal to the LPS as the Corporation is in a loss position and all securities, comprised of options and warrants, would be anti-dilutive. The loss per share disclosed above reflects the retrospective application of the share consolidation completed December 7, 2022 (see note 21).

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

15	Deferred income taxes

a)	Reconciliation of total tax recovery

The effective rate on the Corporation’s loss before income tax differs from the expected amount that would arise using the statutory income tax rates. A reconciliation of the difference is as follows:

	2022 $	2021 $	2020 $

Loss before income taxes	(37,991)	(36,589)	(26,059)

Income tax rate	28.50%	28.50%	28.50%

	(10,827)	(10,428)	(7,427)
Effect on income taxes of:
Non-deductible share-based compensation	600	650	343
Unrecognized temporary differences	10,192	9,749	7,055
Other non-deductible items	21	29	29
Income tax based on rates different from the Canadian tax rate	14	–	–

Income tax recovery	–	–	–

b)	Deferred income tax

The significant components of the Corporation’s deferred income tax are as follows:

	2022	2021	2020
	$	$	$
(Recast – note 2)
Deferred income tax liabilities:
Intangibles	–	–	–

Deferred income tax assets:
Non-capital losses	–	–	–

Net deferred income tax liability	–	–	–

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

15	Deferred income taxes (continued)

b)	Deferred income tax (continued)

The following reflects the balance of temporary differences for which no deferred income tax asset has been recognized:

	2022 $	2021 $	2020 $
			(Recast – note 2)

Non-capital losses	126,022	108,935	82,124
SR&ED expenditures	45,672	39,072	29,460
Non-refundable investment tax credits	7,481	5,189	5,053
Deductible share issuance costs	3,114	4,829	3,151
Long-term debt	26,697	18,248	6,707
Lease obligation	319	395	272
Property and equipment	592	78	(178)

c)	Non-capital losses

As at December 31, 2022, the Corporation had approximately $126,022 in losses available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts as realization is not considered probable. These losses may be claimed no later than:

$

For the year ending December 31, 2025	738
2026	812
2027	1,085
2028	1,307
2029	487
2030	1,949
2031	3,758
2032	3,034
2033	3,248
2034	2,717
2035	4,141
2036	3,787
2037	7,020
2038	9,922
2039	12,941
2040	17,998
2041	20,486
2042	30,592
126,022

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

15	Deferred income taxes (continued)

d)	Scientific research and experimental development expenditures

The Corporation has approximately $45,672 of unclaimed SR&ED expenditures, which may be carried forward indefinitely and used to reduce taxable income in future years. The potential income tax benefits associated with the unclaimed SR&ED expenditures have not been recognized in the accounts as realization is not considered probable.

e)	Non -refundable investment tax credits

The Corporation also has approximately $7,481 in non-refundable federal investment tax credits which may be carried forward to reduce taxes payable. These tax credits will be fully expired by 2040. The benefit of these tax credits has not been recorded in the accounts as realization is not considered probable.

16	Capital Management

The Corporation views capital as the sum of its cash and cash equivalents, long-term debt and equity. The Corporations’ objectives when managing capital is to safeguard its ability to continue as a going concern in order to provide an adequate return to shareholders and maintain a sufficient level of funds to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. To maintain or adjust the capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets, all of which are subject to market conditions and the terms of the underlying third party agreements. The Corporation is not subject to any regulatory capital requirements imposed.

	2022	2021
	$	$

Total long-term debt	27,458	18,002
Less: Cash and cash equivalents	(21,223)	(38,616)

Net debt	6,235	(20,614)
Equity	(6,626)	21,542

Total capital	(391)	928

The Corporation is in compliance with its debt covenants.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

17	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

	December 31, 2022		December 31, 2021
	Carrying value $	Fair value $	Carrying value $	Fair value $

Cash and cash equivalents	21,223	21,223	38,616	38,616
Amounts receivable	29	29	10	10
Accounts payable, accrued and other liabilities	9,037	9,037	8,589	8,589
Warrant liabilities	16	16	318	318
Long-term debt	27,458	27,458	18,002	18,002

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only as at December 31, 2022, and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. For the period presented, the fair value is estimated to be equal to the carrying amount.

Risk management

The Corporation, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk and currency risk. Management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

17	Financial instruments (continued)

Risk management (continued)

a)	Interest rate risk

The Corporation is exposed to interest rate fluctuations on the venture loan with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP for which amounts are subject to The Wall Street Journal prime rate plus 5.75%, with an interest rate floor at 3.25% for the prime rate. The Corporation does not expect further significant increases in The Wall Street Journal prime rate and has decided to not actively manage the risk. Based on currently outstanding loans an increase (decrease) of 100 basis points in interest prime rate at the reporting date would have resulted in a non-significant impact on earnings or loss. This analysis assumes that all other variables remain constant. Other than the interest rate fluctuations on the Venture loan described above, the Corporation has limited exposure to interest rate risk on its lending and borrowing activities. The Corporation has a loan with a fixed interest rate of 8% per annum resulting in interest payments in 2022 of $13. The Corporation also has an interest-free loan that is repayable over 84 months, resulting in required principal debt payments in fiscal 2022 of $49. The remaining outstanding debt as at December 31, 2022 is interest-free only becoming repayable when revenues are earned.

b)	Credit risk

Credit risk arises from cash and cash equivalents and amounts receivable. The Corporation invests excess cash in high-interest savings accounts or in highly liquid temporary investments of Schedule 1 Canadian Banks. The credit risk of cash and cash equivalents is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The total of amounts receivable disclosed in the consolidated statements of financial position as at December 31, 2022 of $727 (2021 - $602) is comprised mainly of current period advances due to the Corporation for taxes recoverable. If required, the balance is shown net of allowances for bad debt, estimated by management based on prior experience and their assessment of the current economic environment.

Historically, there have been no collection issues and the Corporation does not believe it is subject to any significant concentration of credit risk.

c)	Liquidity risk

Liquidity risk represents the possibility that the Corporation may not be able to gather sufficient cash resources when required and under reasonable conditions to meet its financial obligations.

Since the Corporation’s inception, operations have been financed through the sale of shares, issuance of debt, revenue and cost-recoveries from license agreements, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $192,911 as at December 31, 2022.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

17	Financial instruments (continued)

Risk Management (continued)

While the Corporation has $21,223 in cash and cash equivalents at December 31, 2022, it continues to have an ongoing need for substantial capital resources to research and develop, commercialize and manufacture its products and technologies. The Corporation is currently not yet receiving a significant ongoing revenue stream from its license agreements, nor can it be certain that it will receive significant revenue from these agreements before additional cash is required. As a result, there can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, and develop or commercialize any of its products without future financing.

The following table outlines the contractual maturities of the Corporation’s liabilities, including most likely timing of repayments of long-term debt that is repayable based on a percentage of revenues.

The long-term debt is comprised of the contributions received described in note 9, less amounts that have been repaid as at December 31, 2022:

	Total $	Year 1 $	Years 2 to 3 $	Years 4 to 5 $	After 5 years $
Accounts payable and other liabilities	9,037	9,037	–	–	–
Short-term and low value leases	30	13	12	5	–
Lease obligation	1,754	434	843	409	68
Long-term debt	38,656	3,418	28,012	68	7,158
	49,477	12,902	28,867	482	7,226

The above amounts include interest payments, where applicable.

d)	Currency risk

The Corporation incurs some revenue and expenses and holds on some cash denominated in Canadian dollars and, as such, is subject to fluctuations as a result of foreign exchange rate variation. The Corporation does not have in place any formal tools to manage its foreign exchange risk.

Foreign exchange loss of $203 for the year ended December 31, 2022 (2021 - $110 gain; 2020 - $996 loss) is included in general and administrative expenses. If the foreign exchange had been 1% higher/lower, with all other variables held constant, it would have had an immaterial impact on the foreign exchange gain/loss.

18	Commitments

On July 12, 2010, the Corporation entered into a License Agreement with Merck KGaA to in-license EMD 640744, an investigational therapeutic survivin-based cancer antigen designed to target multiple solid tumors and hematological malignancies. Should the Corporation’s research using these antigens continue and prove successful through clinical trials and on to commercialization, the Corporation would be required to pay certain future milestones and royalty payments along the way. The likelihood and timing of these payments is not known at this time.

IMV Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of United States dollars except for share and per share amounts)

19	Expense by nature

	2022 $	2021 $	2020 $
			(recast – note 2)

Research and development expenditures, including clinical costs	14,165	16,105	14,914
Salaries, wages and benefits	11,269	10,549	6,991
Professional and consulting fees	2,570	2,499	1,856
Insurance	3,196	3,952	2,649
Loan interest	2,336	239	197
Office, rent and telecommunications	1,161	906	567
Stock-based compensation (non-cash)	1,580	1,742	750
Marketing, communications and investor relations	1,046	1,368	1,178
Depreciation	989	551	384
Other	663	499	317
DSU compensation (non-cash)	608	584	401
Travel	481	216	49
Foreign exchange loss (gain)	203	(110)	996
Accreted interest and valuation adjustments (non-cash)	(172)	907	27
Government assistance	(207)	(1,631)	(3,724)
Research and development tax credits	(1,568)	(1,599)	(1,268)
	38,320	36,777	26,284

20	Compensation of key management

Key management includes the Corporation’s Directors, Chief Executive Officer, Chief Accounting Officer, Chief Scientific Officer and former Chief Financial Officer. Compensation awarded to key management is summarized as follows:

	2022 $	2021 $	2020 $
			(recast - note 2)

Salaries and other benefits	1,944	3,079	1,720
Stock-based compensation (non-cash)	1,535	1,680	961
	3,479	4,759	2,681

21	Share Consolidation

On December 7, 2022, the Corporation completed a share consolidation on the basis of one new common share for every 10 currently outstanding shares. Effective at the opening of trading on December 13, 2022, the Corporation’s common shares commenced trading on a consolidated basis.

22	Subsequent event

Subsequent to December 31, 2022, the remaining 2,125,000 pre-funded warrants granted in the December 2022 Offering were exercised.